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03022623

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Molson Inc.

*CURRENT ADDRESS

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2954 FISCAL YEAR 3-31-03

• Complete for initial submissions only *•• Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03


M
1786

Notice of 2003 Annual Meeting and Management Proxy Circular

Continuing to Deliver

TABLE OF CONTENTS

Page

Notice of Annual Meeting of Shareholders 1
Management Proxy Circular 2
  Voting Information 2
    Solicitation of Proxies 2
    Appointment of Proxy 2
    Revocation of Proxy 2
    Confidential Voting 2
    Voting Shares 3
    Non-registered Shareholders 3
    Principal Shareholders 3
    How Your Proxies Will Be Used 4
  Business of the Meeting 4
    Financial Statements 4
    Election of Directors 4
      Class "A" Non-Voting Shares 4
      Class "B" Common Shares 4
    Director Profiles 5
      Nominees for Election by Class "A" Shareholders (Non-Voting Shares) 5
      Nominees for Election by Class "B" Shareholders (Common Shares) 6
    Appointment of Auditors 10
    Shareholder proposal 11
  Corporate Governance 11
    The Board of Directors 12
      Board and Management Roles 12
      Strategic Planning 12
      Risk Management 12
      Management Development, Assessment and Succession Planning 12
      Shareholder Communication 13
      Composition of the Board 13
      Independence of the Board 13
      Nomination of Directors 13
    Board Committees 13
      Audit and Finance Committee 14
      Environment, Health and Safety Committee 14
      Executive Committee 14
      Human Resources and Corporate Governance Committee 14
      Pension Fund Committee 15
    Directors' Compensation 15
      Directors' Stock Option Plan 16
    Executive Compensation 16
      Report on Executive Compensation 16
      Compensation of the Chief Executive Officer 17
    Performance Graphs 17
    Summary Compensation Table 18
      Stock Options 19
      Retirement Plans 20
    Indebtedness of Executive Officers 21
    Termination of Employment and Employment Contracts 22
  Directors' and Officers' Liability Insurance 23
  Availability of Documents 23
  Directors' Approval 24
  Schedule A - Shareholder Proposal 25
  Schedule B - Corporate Governance Compliance Table 27

046

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Any shareholder who will not be attending the meeting in person is asked to complete, date and sign the enclosed form of proxy and return it to the Corporation in the enclosed stamped envelope, by fax or via internet as indicated in the Proxy Circular.

The 2003 Annual Meeting of Shareholders of Molson Inc. will commence at 11:00 a.m. (eastern daylight time) on Thursday, June 19, 2003, in the John Molson Room located at 1670 Notre-Dame Street East, Montréal, Québec for the following purposes:

1. Receiving the financial statements and the Auditors' report for the year ended March 31, 2003;
2. Electing the Directors;
3. Appointing Auditors and authorizing the Directors to fix their remuneration;
4. Considering the shareholder proposal, attached as Schedule A of the Proxy Circular;
5. Transacting any other business properly brought before the meeting.

BY ORDER of the Board of Directors,

Marie Giguère
Senior Vice President,
Chief Legal Officer and Secretary
May 7, 2003

MANAGEMENT PROXY CIRCULAR

(Information as of May 2, 2003 unless otherwise indicated)

VOTING INFORMATION

Solicitation of Proxies

This Management Proxy Circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Molson Inc. (the "Corporation") for use at the annual meeting of shareholders or any adjournment of the meeting. The meeting will be held at 11:00 a.m. (eastern daylight time) on Thursday, June 19, 2003 for the purposes set out in the attached Notice of Annual Meeting. The solicitation will be primarily by mail, but proxies may also be solicited by telephone or other personal contact by employees or agents of the Corporation at nominal cost. Solicitation costs will be borne by the Corporation.

Appointment of Proxy

The persons named in the enclosed proxy form as your potential proxyholders are Directors of the Corporation. You may appoint a person other than the Corporation's Directors designated in the enclosed proxy form to attend and act for you at the meeting. To do so, please insert your appointee's name in the blank space provided in the proxy form and strike out the other names, or complete another proper proxy form. If the shareholder is a legal entity, an estate or a trust, the form must be signed by a duly authorized officer or attorney. The proxies must be received by CIBC Mellon Trust Company by mail at 320 Bay Street, Toronto, Ontario M5H 4A6 or by fax at (416) 368-2502 no later than 5:00 p.m. on the last business day before the day of the meeting or any adjournment thereof. You may also cast your vote by proxy via internet at the website address indicated on the proxy form no later than 5:00 p.m. two business days before the day of the meeting or any adjournment thereof. Should you choose to cast your vote by proxy via internet, you will need your control number located on the front of your proxy form to identify yourself to the system.

Revocation of Proxy

You can revoke your proxy in any manner permitted by law. This includes depositing a written statement signed by you (or by an attorney authorized by you in writing) at the registered office of the Corporation at 1555 Notre-Dame Street East, Montréal, Québec H2L 2R5 at any time up to and including the last business day before the day of the meeting or any adjournment, or with the Chairman of the meeting on the day of the meeting or any adjournment.

Confidential Voting

CIBC Mellon Trust Company counts and tabulates proxies in a manner that preserves the confidentiality of individual shareholder votes. Proxies will not be submitted to management unless: (a) there is a proxy contest; (b) the proxy contains comments clearly intended for management; or (c) it is necessary to determine a proxy's validity or to enable management and/or the Board to meet their legal obligations to shareholders or to discharge their legal duties to the Corporation.

Voting Shares
As at May 7, 2003 there were 104,104,245 Class "A" non-voting shares and 22,449,018 Class "B" common shares outstanding. The only fully voting shares of the Corporation are the Class "B" common shares.

Each Class "A" non-voting share registered in your name in the list of the holders of Class "A" non-voting shares entitles you to vote to elect three members of the Board of Directors, voting separately as a class. Each Class "B" common share registered in your name in the list of holders of Class "B" common shares entitles you to vote on all matters before the meeting other than the election of the three Directors to be elected by holders of Class "A" non-voting shares.

Both the list of holders of Class "A" non-voting shares and the list of holders of Class "B" common shares will be prepared as of the close of business on May 15, 2003. Shares acquired after such time carry the right to vote at the meeting if the holder can provide proof of ownership and has notified the Secretary of the Corporation in writing at the address of the registered office given above at least ten days before the meeting.

Non-registered Shareholders
The names of shareholders whose shares are held in the name of a broker or another intermediary do not appear on the list of shareholders of the Corporation. To vote, the shareholders must therefore ask the broker or other intermediary to send them the material relating to the Meeting, complete the request for voting instructions sent by the broker or other intermediary and, if they wish to vote in person, insert their name as the proxyholder.

Principal Shareholders
The only shareholders which, as of May 7, 2003, owned beneficially, or exercised control or direction over more than 10% of either the total outstanding Class "A" non-voting shares of the Corporation or the total outstanding Class "B" common shares of the Corporation, are E.H. Molson, Chairman of the Board of the Corporation, who controls 10,000,000 Class "B" common shares or 44.55% of the total outstanding Class "B" common shares of the Corporation, through Pentland Securities (1981) Inc. ("Pentland"), owned by Lincolnshire Holdings Inc. ("Lincolnshire") and Nooya Investments Inc. ("Nooya") which are respectively owned by E.H. Molson and S.T. Molson; R.I. Molson, Deputy Chairman of the Board, who controls Nantel Investments Ltd. which beneficially owns, through The Swiftsure Trust, 2,300,000 Class "B" common shares or 10.25% of the total outstanding Class "B" common shares of the Corporation; and the Estate of the late T.H.P. Molson, a family estate trust of which E.H. Molson and S.T. Molson are, together with a corporate trustee, trustees, which holds 2,413,200 Class "B" common shares or 10.75% of the total outstanding Class "B" common shares of the Corporation.

The Corporation has been advised that Lincolnshire and Nooya have entered into a shareholders' agreement governing their relationship as shareholders of Pentland which provides, amongst other matters, that, subject to certain exceptions, no sale of the Corporation's shares may be effected by Pentland without the approval of Lincolnshire and Nooya.

In addition, the Corporation, subject to certain exceptions, has been advised that Pentland and The Swiftsure Trust are parties to an agreement which provides that such shareholders will not transfer their Class "B" common shares nor convert them into Class "A" non-voting shares.

How Your Proxies Will Be Used

Shares represented by a proxy in favor of management will be voted or withheld from voting on votes that take place at the annual meeting, in accordance with the instructions given by the shareholder.

If no instructions are indicated, each Class "A" non-voting share will be voted: (a) for the election of the three individuals listed under the heading "Nominees for Election by Holders of Class "A" Non-Voting Shares" on page 5 and (b) at the proxyholder's discretion in respect of amendments to the foregoing matter or any other business that may properly be brought before the meeting on which the holders of Class "A" non-voting shares are entitled to vote.

If no instructions are indicated, each Class "B" common share will be voted: (a) for the election of the twelve Directors listed under the heading "Nominees for Election by Holders of Class "B" Common Shares" on page 6; (b) for the appointment of the auditors PricewaterhouseCoopers LLP; (c) against the shareholder proposal described in Schedule A; and (d) at the proxyholder's discretion in respect of amendments to any of the foregoing matters or on any other business that may properly be brought before the meeting.

BUSINESS OF THE MEETING

Financial Statements

The audited consolidated financial statements of the Corporation for the year ended March 31, 2003 and the report of the Auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the Annual Report of the Corporation which is mailed to shareholders with the Notice of Meeting and Circular. Additional copies of the Annual Report, in English or French, may be obtained from the Investor Relations Coordinator of the Corporation upon request and will be available at the meeting.

Election of Directors

Fifteen Directors are to be elected to serve until the close of business of the 2004 Annual Meeting or until they cease to hold office as such. Holders of Class "A" non-voting shares will elect three Directors and holders of Class "B" common shares will elect twelve Directors.

Class "A" Non-Voting Shares

The proxy form for holders of Class "A" non-voting shares provides for instructions from the holder to vote or withhold from voting for any or all of the three nominees for election as Directors. **Unless a proxy specifies that the Class "A" non-voting shares it represents should be withheld from voting in the election of the three Director nominees, the proxyholders named in the accompanying proxy intend to use it to vote for the election of the three Director nominees under the heading "Nominees for Election by Holders of Class "A" Non-Voting Shares" on page 5.**

Class "B" Common Shares

The proxy form for holders of Class "B" common shares provides for instructions from the holder to vote or withhold from voting for any or all of the twelve nominees for election as Directors. **Unless a proxy specifies that the Class "B" common shares it represents should be withheld from voting in the election of the twelve Director nominees, the proxyholders**

named in the accompanying proxy intend to use it to vote for the election of the twelve Director nominees under the heading "Nominees for Election by Holders of Class "B" Common Shares" on page 6.

The majority of nominees are now Directors and have been since the dates indicated below but this year, the shareholders will be asked to elect one new nominee to become Director. The Directors expect that each of the nominees will be able to serve as a Director. However, if any nominee became unable to serve as a Director for any reason prior to the meeting, the proxyholders reserve the right to vote the shares represented by proxy for another nominee at their discretion, unless the proxy specifies that the shares are to be withheld from voting for all of the Director nominees.

Director Profiles

The profiles below provide information on the nominees for election as Directors.

Nominees for Election by Class "A" Shareholders (Non-Voting Shares)

Matthew W. Barrett, O.C.
Director since October 14, 1992 – Age: 58, London, England

Matthew W. Barrett is Group Chief Executive of Barclays in London. He served as Chairman and Chief Executive Officer of the Bank of Montreal from 1989 to 1999. He is a graduate of the Advanced Management Program at Harvard Business School.

During fiscal 2003, Mr. Barrett chaired the Human Resources and Corporate Governance Committee and served as a member of the Executive Committee and the Audit and Finance Committee.

Shareholdings:	Class "A":	14,488	Deferred Share Units:	21,063
	Class "B":	none		

John E. Cleghorn, O.C., F.C.A.
New Nominee – Age: 61, Toronto, Ontario

John E. Cleghorn is Chairman of the Board, SNC-Lavalin Group Inc., an international engineering and construction firm. He is the Retired Chairman and Chief Executive Officer of Royal Bank of Canada. He held that position from 1995 until his retirement in July 2001. He is also a Director of Canadian Pacific Railway, Finning International and both Nortel Networks Limited and Nortel Networks Corporation. He is Chancellor of Wilfrid Laurier University, Chairman of the Faculty of Management, International Advisory Board and a Governor of McGill University, and Chairman of Historica Foundation of Canada.

Shareholdings:	Class "A":	5,225	Deferred Share Units:	none
	Class "B":	none		

051

Daniel W. Colson
Director since May 8, 1997 – Age: 56, London, England

Daniel W. Colson is Vice Chairman of Hollinger International Inc., a global newspaper and magazine publisher. He is also Deputy Chairman and Chief Executive Officer of Telegraph Group Limited in London, England, Vice Chairman of Hollinger Inc., Hollinger Canadian Newspapers G.P. Inc., Hollinger Digital Inc. and Chairman of Hollinger Telegraph New Media Ltd. Other directorships include Argus Corporation Ltd., The Ravelston Corporation Ltd., West Ferry Printers Ltd. and The Spectator (1828) Limited. He holds a B.A. from Loyola College and an LL.L. degree from Laval University and is a member of the Canadian Bar Association.

During fiscal 2003, Mr. Colson served as a member of the Audit and Finance Committee and Human Resources and Corporate Governance Committee.

Shareholdings:	Class "A":	836	Deferred Share Units:	21,932
	Class "B":	none		

Nominees for Election by Class "B" Shareholders (Common Shares)

Dr. Lloyd I. Barber, C.C., S.O.M., LL.D.
Director since June 22, 1978 – Age: 71, Regina Beach, Saskatchewan

Lloyd I. Barber is President Emeritus of the University of Regina, having had a distinguished academic career. He serves and has served as a Director of many prominent Canadian companies including the Scotiabank, CanWest Global Communications and TeckCominco, and on the boards of numerous community and other organizations including the Canadian Museum of Nature, the Institute for Saskatchewan Enterprise and the Canadian Polar Commission. Dr. Barber holds an M.B.A. from the University of California at Berkeley and a Ph.D. from the University of Washington.

During fiscal 2003, Dr. Barber chaired the Audit and Finance Committee and the Pension Fund Committee. He also served as a member of the Environment, Health and Safety Committee.

Shareholdings:	Class "A":	26,317	Deferred Share Units:	4,279
	Class "B":	none		

Luc Beauregard, C.M.
Director since May 8, 1997 – Age: 61, Montréal, Québec

Luc Beauregard is founding Chairman and Chief Executive Officer of NATIONAL Public Relations, Canada's largest public relations firm with offices across the country. He is a Director of the St. Hubert Group and of 3-Soft. A member of the Order of Canada, he is Chairman of the College of Fellows and former President of the Canadian Public Relations Society. He is a governor of the *Conseil du patronat du Québec* and of the *Conseil patronal de l'environnement du Québec*, a director of the Canadian Chamber of Commerce and a member of the Advisory Board of the Montreal Neurological Institute.

During fiscal 2003, Mr. Beauregard chaired the Environment, Health and Safety Committee and served as a member of the Pension Fund Committee.

Shareholdings:	Class "A":	760	Deferred Share Units:	15,858
	Class "B":	none		

Dr. Francesco Bellini, O.C.
Director since May 8, 1997 – Age: 55, Montréal, Québec

Francesco Bellini is Chairman and Chief Executive Officer of Neurochem Inc. and Chairman of Picchio International Inc. Having graduated with a doctorate from the University of New Brunswick, Dr. Bellini has authored or co-authored over twenty patents and published numerous articles based on his research. A pioneer in the Canadian biopharmaceutical industry, he was Chairman and Chief Executive Officer as well as co-founder of BioChem Pharma Inc. (now Shire-BioChem), a renowned biopharmaceutical company. He was appointed Officer of the Order of Canada and he was also honored with the National Merit Award from the Ottawa Life Sciences Council. He has an Honorary Degree - Doctor of Law (Concordia University), an Honorary Degree – Doctor of University (University of Ottawa) and an Honorary Degree – Doctor of Sciences (University of New Brunswick). He is a Director of several companies including Shire Pharmaceuticals Group plc and Industrial-Alliance Life Insurance Company.

During fiscal 2003, Dr. Bellini served as a member of the Pension Fund Committee and of the Environment, Health and Safety Committee.

Shareholdings:	Class "A":	8,468	Deferred Share Units:	13,749
	Class "B":	none		

Donald G. Drapkin
Director since June 30, 1998 – Age: 55, Alpine, New Jersey

Donald G. Drapkin has been Vice Chairman and Director of MacAndrews & Forbes Holdings Inc. and various of its affiliates since 1987. Prior to joining MacAndrews & Forbes, Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom. Mr. Drapkin is Chairman of Callisto Pharmaceuticals, Inc., SIGA Technologies, Inc., WeddingChannel.com and a Director of American Lawyer Media, Anthracite Capital, Inc., BlackRock Asset Investors, Nephros, Inc., Panavision, Inc., Pharmacore, Inc., Playboy.com Inc., Playboy Enterprises, Inc., Revlon Consumer Products Corporation, Revlon, Inc., TransTech Pharma, Inc. and The Warnaco Group, Inc. He is a member of the Boards of numerous community organizations including Special Olympics International and Lincoln Center Theater. Mr. Drapkin holds a B.A. from Brandeis University and an LL.B from Columbia University School of Law.

During fiscal 2003, Mr. Drapkin served as a member of the Human Resources and Corporate Governance Committee.

Shareholdings:	Class "A":	none	Deferred Share Units:	12,584
	Class "B":	none		

Luiz Otávio P. Gonçalves
Director since June 19, 2002 – Age: 62, Belo Horizonte, Brazil

Luiz Otávio P. Gonçalves is the founder of Cervejarias Kaiser S.A. and was Chief Executive Officer from 1982 to 2000 and, since 2000, has been Chief Executive Officer of Empresas

Regon. He has also been Chief Executive Officer of Comercial Irgon Ltda since 1967, Chief Executive Officer of Comercial Regon Ltda since 1982, Chief Executive Officer of Amacoco – Agua de Coco da Amazônia Ltda since 1994 and Chief Executive Officer of Amacoco – Agua de Coco e Fibras do Nordeste since 2001. Mr. Gonçalves is a Director of Lider Taxi Aéreo, Santa Casa de Belo Horizonte (a hospital), and Director of the Securities Exchange of the states of Minas Gerais, Espírito Santo and Federal District of Brasilia. He is President of the Economic Policy Committee of the Industrial Federation of the State of Minas Gerais.

Shareholdings:	Class "A":	14,000	Deferred Share Units:	1,716
	Class "B":	none		

Robert A. Ingram
Director since June 19, 2002 – Age: 61, Durham, North Carolina

Robert A. Ingram is Vice Chairman Pharmaceuticals of GlaxoSmithKline since January 2003, after having served as Chief Operating Officer and President, Pharmaceutical Operations; GlaxoSmithKline is a corporation involved in the research, development, manufacture and sale of pharmaceuticals. From January 1999 to December 2000, he was Chairman of Glaxo Wellcome Inc., a Glaxo Wellcome plc United States subsidiary, and from October 1997 to December 2000, Mr. Ingram was Chief Executive of Glaxo Wellcome plc. From October 1997 to January 1999, he was Chairman, President and Chief Executive Officer of Glaxo Wellcome plc and, prior to that, he had been President and Chief Executive Officer. Mr. Ingram is a Director of Edwards Life Sciences, Lowe's Companies, Inc., Misys plc (non-executive Director), Nortel Networks, OSI Pharmaceuticals, Inc. (non-executive Chairman) and Wachovia Corporation. In addition, he is a member of numerous civic and professional organizations. Mr. Ingram graduated from the Eastern Illinois University with a bachelor of science degree in Business Administration.

Shareholdings:	Class "A":	none	Deferred Share Units:	1,784
	Class "B":	none		

Eric H. Molson
Director since June 27, 1974 – Age: 65, Montréal, Québec

Eric H. Molson has served as Chairman of the Board of the Corporation since 1988. He is also Chancellor of Concordia University and a Director of the Montreal General Hospital Foundation and Research Institute, the Canadian Irish Studies Foundation and Vie des Arts. Mr. Molson received an Arts Baccalaureate (A.B.) with Honors in Chemistry from Princeton University. He earned a Master Brewer Certificate from the United States Brewers Academy and subsequently studied economics at the McGill Graduate School.

During fiscal 2003, Mr. Molson also served as a member of the Executive Committee, the Human Resources and Corporate Governance Committee and the Environment, Health and Safety Committee.

Shareholdings:	Class "A":	224,540[1]	Deferred Share Units:	22,718
	Class "B":	10,000,000[2]		

(1) beneficially owned through Lincolnshire;
(2) Eric H. Molson indirectly owns a 64% interest in and controls Pentland which owns the 10,000,000 Class "B" common shares.

R. Ian Molson
Director since June 25, 1996 – Age: 48, London, England

R. Ian Molson has served as Deputy Chairman of the Board of the Corporation since June 1999. Between 1977 and December 1997, he was employed by Credit Suisse First Boston, one of the leading investment banking and securities firms in the world in various capacities including Managing Director. From 1993 to 1997, he served as Head of the Investment Banking Department in Europe, a position which encompassed all corporate finance, corporate advisory, mergers and acquisitions businesses in Europe, Russia, Africa and the Middle East. He graduated from Harvard University (A.B. Honors) in 1977.

During fiscal 2003, Mr. Molson chaired the Executive Committee and served as a member of the Audit and Finance Committee and the Human Resources and Corporate Governance Committee.

Shareholdings:	Class "A":	none	Deferred Share Units:	15,308
	Class "B":	2,300,000		

Stephen T. Molson
Director since June 29, 1988 – Age: 63, Montréal, Québec

Stephen T. Molson is President and a member of the Board of The Molson Foundation, a charitable foundation. He is also a Director of the Atlantic Salmon Federation, the Butters Foundation, the *Fondation Hospitalière Maisonneuve-Rosemont*, The Martlet Foundation and the Quebec-Labrador Foundation Inc. He received a B.A. degree from McGill University in 1963.

During fiscal 2003, Mr. Molson served as a member of the Pension Fund Committee and the Environment, Health and Safety Committee.

Shareholdings:	Class "A":	3,600[(1)]	Deferred Share Units:	4,279
	Class "B":	none[(2)]		

(1) beneficially owned through Nooya;
(2) Stephen T. Molson owns a 36% interest in Pentland which owns 10,000,000 Class "B" common shares.

David P. O'Brien
Director since June 19, 2002 – Age: 61, Calgary, Alberta

David P. O'Brien is Chairman of EnCana Corporation, an oil and gas company, since April 2002. From October 2001 to April 2002, he was Chairman and Chief Executive Officer, PanCanadian Energy Corporation and prior thereto he had been Chairman of PanCanadian since 1991. From May 1996 to October 2001, Mr. O'Brien was Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, hotels, transportation). He is also a Director of Royal Bank of Canada, Inco Limited, Air Canada, Fairmont Hotels & Resorts and Transcanada Pipelines Limited. In the not-for-profit sector, he is a Director of the C.D. Howe Institute and a member of the Board of Governors of the University of Calgary.

Shareholdings:	Class "A":	5,000	Deferred Share Units:	751
	Class "B":	none		

Daniel J. O'Neill
Director since June 29, 1999 – Age: 51, Montréal, Québec

Daniel J. O'Neill has been President and Chief Executive Officer of the Corporation since June 2000. Mr. O'Neill joined the organization as Executive Vice President and Chief Operating Officer, North American Brewing on March 22, 1999. He was Executive Vice President at H.J. Heinz Company of Pittsburgh, a manufacturer and marketer of consumer food products, and he served as President and Chief Executive Officer of Star-Kist Foods and was a member of the Board of Directors of H.J. Heinz Company from January 1988 to March 1999. He was the President and a Director of Campbell Soup Company from March 1994 to December 1997. He joined Campbell's after an international career spanning five countries and three continents working with S.C. Johnson. He received an M.B.A. degree from Queen's University in 1976.

During fiscal 2003, Mr. O'Neill served as a member of the Executive Committee.

Shareholdings:	Class "A":	104,605	Deferred Share Units:	none
	Class "B":	none		

H. Sanford Riley, C.M.
Director since June 29, 1999 – Age: 52, Winnipeg, Manitoba

H. Sanford Riley recently retired as Chairman of Investors Group Inc. Between 1992 and 2001, he served as President and Chief Executive Officer of this company. Investors Group is one of Canada's leading personal financial services organizations and the largest distributor of mutual funds in Canada. In addition to Investors Group Inc., he also serves as a director of James Richardson and Sons Limited. His community affiliations include serving as Chairman of the Manitoba Business Council, and Chancellor of the University of Winnipeg. He obtained a B.A. from Queen's University and an LL.B. from Osgoode Hall Law School.

During fiscal 2003, Mr. Riley served as a member of the Audit and Finance Committee and of the Pension Fund Committee.

Shareholdings:	Class "A":	2,000	Deferred Share Units:	11,188
	Class "B":	none		

Appointment of Auditors

At the meeting, the shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the next year and to authorize the Directors to fix their remuneration. Only holders of Class "B" common shares are entitled to vote on this resolution. A majority of the votes cast must be in favor of this resolution in order for it to be approved. Unless a proxy specifies that the Class "B" common shares it represents should be withheld from voting on the appointment of the Auditors, the proxyholders named in the accompanying proxy intend to use it to vote for the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation to hold office until the close of the next annual meeting.

In the fiscal year ended March 31, 2003, fees billed by PricewaterhouseCoopers LLP for the audit of the Corporation's consolidated financial statements were $0.7 million. Fees for audit-related services paid in fiscal 2003 for services rendered during fiscal 2003, which include tax compliance and advisory services as well as advice on accounting standards, were $1.5 million. The Corporation also paid a sum of $1.6 million in fiscal 2003 for due diligence services rendered in fiscal 2002. Prior to the sale, effective June 30, 2002, of their consulting division, the Corporation paid PricewaterhouseCoopers $2.1 million in consulting fees for its ERP implementation project approved in fiscal 2001. The Audit and Finance Committee has adopted a policy whereby consulting work to the Auditors will require the prior approval of the Committee.

Shareholder proposal

A proposal submitted by a shareholder for the consideration of shareholders at the annual meeting is attached as Schedule A to this Circular.

The proposing shareholder being a holder of Class A non-voting shares, the Corporation is not legally required to include the proposal in this Circular. In order to ensure transparency and to allow its shareholders to express their opinions, the Board of Directors has chosen to attach a copy of the proposal to this Circular but recommends that shareholders vote AGAINST it for the reasons set out in Schedule A.

In order to be adopted, this proposal must be approved by a majority of the votes cast by the holders of the Class "B" common shares present or represented by proxy and entitled to vote at the meeting.

Any proposal which a shareholder would like to have included in the 2004 Annual Meeting must be received no later than 5:00 p.m. (Eastern Time) on February 22, 2004.

CORPORATE GOVERNANCE

Molson's Board of Directors considers that good corporate governance practices are essential for the effective and prudent operation of the Corporation and for achieving its objective, which is the enhancement of shareholder value. During fiscal 2003, the mandate of the Audit and Finance Committee was reviewed to ensure it adequately reflects the current responsibilities of that Committee. The Audit Committee also adopted and the Board of Directors ratified a disclosure policy to address communications by the Corporation with analysts and investors, among others. A brief description of Molson's corporate governance practices is set out, in tabular form, in Schedule B to this Circular in light of the guidelines issued by The Toronto Stock Exchange ("TSX").

The TSX has published proposed amendments to its current corporate governance guidelines in the Spring of 2002 which have yet to be formally implemented by the TSX as of the date hereof. In November 2002, the TSX circulated a further set of proposed amended corporate governance guidelines. In addition, since April 7, 2003, the Ontario Securities Act empowers the Ontario Securities Commission to make rules dealing with corporate governance. Once new guidelines or regulations are adopted, the Board will re-assess its corporate governance practices and make any necessary changes.

The Board of Directors

Board and Management Roles

Board and management roles have been defined in relation to financial management, performance management, human resource management and external relations to clearly denote areas properly within the scope of management decision-making and those within the scope of Board governance.

Regular meetings are held between the President and Chief Executive Officer, the Chairman and the Deputy Chairman prior to each Board meeting to prepare the agenda for the next meeting of the Board and review documents to be submitted to the Board.

Strategic Planning

The Board approves the Corporation's strategic plan and receives regular updates on progress in the execution of the plan. During the 2003 fiscal year, the Board focused on integration of the acquisition of Kaiser completed during fiscal 2002, the Canadian Strategy and a plan to upgrade Canadian brewing facilities.

Risk Management

The principal risks of various strategic decisions are identified and addressed as part of the strategic planning process or of acquisitions, as the case may be. The Audit and Finance Committee and the Environment, Health and Safety Committee specifically address other areas of risk management.

Management Development, Assessment and Succession Planning

In fiscal 2003, the senior management team continued to be strengthened, both from internal promotions and the recruitment of high caliber leadership talent externally.

Molson identified key areas and functions that contribute to the Corporation's being a top performer and that require further expansion, including the fields of innovation and new business development. Peter Amirault, with 14 years of experience in the beer industry, most recently as Managing Director of a Canadian brewery, was hired as Senior Vice President, Business Development and Innovation. The Ontario/West region of Molson Canada hired new leadership in the key Sales, Marketing and Trade Marketing roles.

For the Corporation, Brian Burden, a senior executive with valuable beverage industry expertise was hired as Executive Vice President and CFO after Robert Coallier transferred to Brazil to become President and CEO of Kaiser.

A key element of strategy of competitive advantage through people is ensuring a strong succession planning and talent assessment process. The Corporation continues to build on this process to ensure that there is a practical application with the emphasis on detailed development plans for "Top Talent" employees. This is supported by a strong mentoring process in which the Senior Leaders in the organization spend time coaching and mentoring employees throughout the organization. Succession Planning and Talent development has been enhanced to include all vice president roles within the organization.

A performance assessment of the Chief Executive Officer is conducted annually. Key objectives for the Chief Executive Officer are set at the start of each fiscal year and approved by the Board. At the end of the fiscal year, the performance of the Chief Executive Officer is assessed relative to these objectives by the Human Resources and Corporate Governance Committee (the "HRCGC") and approved by the Board. The Chairman of the HRCGC meets with the Chief Executive Officer to review the evaluation with him.

Shareholder Communication

The Board reviews and approves communications to the shareholders, such as the Annual Information Form as well as annual and quarterly financial reports. The Chief Executive Officer and other representatives of the Corporation hold quarterly conference calls, conferences and meetings with industry analysts and shareholders. The quarterly conference calls as well as most investor conferences are webcast and archived on molson.com.

Composition of the Board

At the end of fiscal 2003, the Board of Directors was composed of fourteen Directors. Thirteen of them were considered to be "unrelated" Directors. One Director was considered "related": D.J. O'Neill, the President and Chief Executive Officer, because he is a member of management. The three Directors who are members of the Molson family are significant shareholders in the Corporation but are considered to be independent of management and not subject to any interest that would materially interfere with their ability to act in the best interests of the Corporation. As such, they are considered to be "unrelated" Directors, within the meaning of the TSX guidelines.

Independence of the Board

The roles of Chairman of the Board and Chief Executive Officer are separate. The Chairman of the Board, E.H. Molson, indirectly through Pentland, is the Corporation's largest individual shareholder.

The Board also preserves its independence by ensuring that members of management do not sit on any Board committees other than the Executive Committee, which has no scheduled meetings but rather meets when the need arises. The Executive Committee did not meet during fiscal 2003. All Board committees except the Executive Committee are comprised exclusively of "unrelated" Directors.

Board committees may engage independent consultants, as appropriate, to assist them in discharging their responsibilities. The Audit and Finance Committee meets at least annually with the Corporation's external auditors at a session where management is not present.

Nomination of Directors

The HRCGC is responsible for seeking out qualified candidates to be proposed to shareholders as Board members.

Board Committees

The Board has appointed five committees which focus on specific areas of responsibility necessary to effectively govern the Corporation. Board committees are comprised entirely of unrelated Directors, except for the Executive Committee. Committee members for the 2003 fiscal year are shown below, together with a description of each Committee's area of responsibility.

Audit and Finance Committee

The Audit and Finance Committee assists the Board in fulfilling its oversight responsibility of the Corporation's financial controls and reporting as well as its fiduciary duties with regard to the Corporation's compliance with financial covenants, legal and regulatory requirements in financial matters, public disclosure policy and financial risk management. It reviews the Corporation's annual consolidated financial statements, quarterly financial statements and management discussion and analysis and annual information form before they are submitted to the Board. It works jointly with the external auditors and management to develop the annual audit plan and recommendations on internal controls. The Committee meets with the Corporation's Auditors independently of management at least once a year. It also reviews the Corporation's annual and long-term financial plans, proposals for major borrowings and the issuance of securities, and makes recommendations to the Board with respect to financial strategies and policies. In addition, the Committee deals with financial risk management. The Committee met four times during fiscal 2003.

Chairman: Dr. L.I. Barber
Members: M.W. Barrett, D.W. Colson, R.I. Molson, H.S. Riley

Environment, Health and Safety Committee

The Environment, Health and Safety Committee sets environmental and occupational health and safety policy standards and accountabilities for the Corporation. The Committee oversees environment and health and safety issues in relation to the various areas of the Corporation's business, as applicable. It is also responsible for reviewing compliance with applicable legislation and programs, including crisis management training and safety measurement systems. It reviews strategies, goals and programs put into place in these areas, and recommendations from outside specialists retained as required to reassess specific risks. It regularly reviews data on the frequency and severity of safety incidents. The Committee met twice during fiscal 2003.

Chairman: L. Beauregard
Members: Dr. L.I. Barber, Dr. F. Bellini, E.H. Molson, S.T. Molson

Executive Committee

The Executive Committee acts on behalf of the Board, according to terms authorized by the Board, in managing or supervising the management of the Corporation's business when the full Board is not in session. The Executive Committee did not meet during fiscal 2003.

Chairman: R.I. Molson
Members: M.W. Barrett, E.H. Molson, D.J. O'Neill

Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee is responsible for the development and maintenance of the Corporation's corporate governance practices, including the structures and composition of the Board and Board committees; defining the relationship, roles and authority of the Board and management; identifying and recommending suitable Director candidates; setting Directors' compensation, and external reporting of the Corporation's approach to corporate governance and executive compensation.

In addition, it reviews, develops and recommends to the Board appropriate management compensation policies, programs and levels. The Committee reviews the Corporation's management compensation strategy and programs to ensure that they are aligned with shareholders' interests and corporate performance. The Committee develops performance objectives in conjunction with the Chief Executive Officer and assesses the performance of the Chief Executive Officer annually in relation to these objectives. In addition, the Committee is responsible for reviewing short-term and long-term succession plans for senior officers of the Corporation. The Committee met six times during fiscal 2003.

Chairman: M.W. Barrett
Members: D.W. Colson, D.G. Drapkin, E.H. Molson, R.I. Molson

Pension Fund Committee

The Pension Fund Committee formulates general investment policy, monitors the implementation of that policy and reports to the Board at least annually on investment results achieved. It also reviews and comments on the reports of the Corporation's actuary and their implications, and the level of the Corporation's contributions to the pension plans with respect to both current service and unfunded liabilities. The Committee met four times during fiscal 2003.

Chairman: Dr. L.I. Barber
Members: L. Beauregard, Dr. F. Bellini, S.T. Molson, H.S. Riley

Directors' Compensation

The Directors' compensation remained unchanged in 2003 following a benchmark analysis and review completed in 2001.

Annual Board Retainer :	$25,000 at least 50% of which is paid in Deferred Share Units
Board Meeting Fee:	$1,200 per meeting - related expenses are also covered
Committee Meeting Fee:	$1,200 per meeting
Travel Fee:	$1,000 per meeting
Committee Chair Retainer:	$3,000 annually
Committee Member Retainer:	$3,000 annually

The Chairman of the Board and the Deputy Chairman receive an annual fee of $300,000 and $150,000 respectively in lieu of other compensation paid to the Directors. They also receive an annual grant under the Deferred Share Unit Plan equivalent to $100,000 and $50,000 respectively. In addition, the Chairman receives a pension from the Corporation and retiree benefits similar to those accorded to other senior executives on retirement. The Deputy Chairman also received a fee of $200,000 for consulting services in fiscal 2003.

To ensure that directors' compensation is aligned with shareholders' equity:

- At least 50% of each Director's Annual Board Retainer is paid in Deferred Share Units ("DSUs").
- Directors have the option to receive 100% of their directors' compensation in the form of DSUs.

A DSU is a unit equivalent in value to one Molson Class "A" non-voting share but is not paid out until such time as the Director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the Director's period of Board service.

Notional dividends are paid on the accumulated DSUs in the form of additional DSUs.

Directors' Stock Option Plan

Non-employee Directors are granted options on Molson Class "A" non-voting shares as follows:

- 5,000 options in each of their first two years of Board service granted at market value and fully vested after five years; and
- 3,400 options, annually thereafter, granted at market value and fully vested after two years.

Executive Compensation

Report on Executive Compensation

The HRCGC sets the compensation of senior executives of the Corporation, other than the President and Chief Executive Officer whose compensation, upon the recommendation of the HRCGC, is set by the Board of Directors. There are currently twelve senior executives of the Corporation who are senior vice presidents, and above.

As was the case in the two previous fiscal years, the focus in fiscal 2003 was to continue to manage the total remuneration strategy for Molson, which is that actual base salaries for senior executives are positioned at the median percentile of the pay practices of the selected comparator group of Canadian public companies with revenues ranging from $1 to $5 billion (compensation data is size adjusted to the Corporation's revenue size) while total direct cash is targeted at the third quartile of the comparator group. A substantial portion of each executive's annual cash compensation is variable and tied to the attainment of corporate objectives. In addition, the stock option plan is intended to align executive and shareholder interests on a long term basis.

The incentive plan design has two separate components to reward employees for overall business results and individual contributions, as measured against key performance objectives and improvement of Economic Value Added (EVA®). EVA is a measure of corporate performance that includes a charge against profit for the cost of capital employed and is intended to focus employees on working more efficiently. Short term incentive target bonuses are based on a percentage of base salary with the percentage increasing with increasing levels of responsibility. A bonus is declared based on the improvements in EVA® and key performance rating. A bonus payment is made equal to the target bonus plus one-third of the excess declared bonus above target bonus. The remaining two thirds of such amount are banked (held in reserve), subject to adjustment for future business results. Exceptionally this year, the amount banked at the end of the year for each participant has been limited to half the target bonus, with amounts banked in the previous two years being paid in accordance with the fiscal 2001-2003 EVA Compensation Plan. There is neither a minimum nor a maximum bonus declaration. In fact, a negative bonus can be applied against the banked amount.

David Perkins' bonus was determined partially on the basis of the EVA program described above and partially on the basis of a bonus plan specific for Molson USA. The bonus provided under the latter is determined in accordance with the financial results and the volume growth achieved by Molson USA over the fiscal year.

The Corporation generally grants stock options once a year. The options are priced at 100% of the average market value of the Corporation's stock for the five trading days preceding the date of the grant. Grants are generally for a period of ten years. The number of stock options granted to senior executives annually is targeted to reflect their individual performance and designed to deliver a long term incentive plan that is competitive with plans of companies in the comparator group at various levels of responsibility. For executives at senior vice president level and above, options generally vest as to one-third after three years, another third after four years and the balance after five years.

Compensation of the Chief Executive Officer

The President and Chief Executive Officer's base salary remained unchanged in fiscal 2003 at $900,000. This salary falls between the median and the 75th percentile of the selected comparator group of Canadian public companies and a selected group of U.S. consumer products companies with revenues ranging from $1 to $5 billion (compensation data is size adjusted to the Corporation's revenue size).

The President and Chief Executive Officer was eligible in fiscal 2003 to receive a target bonus equal to 100% of his salary. On the recommendation of the HRCGC, the Board of Directors approved a bonus for the President and Chief Executive Officer of $3,991,250. The amount of the bonus was based upon EVA® improvement as well as exceeding the annual financial targets and individual business objectives set in conjunction with the HRCGC and endorsed by the Board of Directors at the start of the fiscal year. The bonus paid for fiscal 2003 includes a portion earned in fiscal 2003 as well as a portion of bonus amounts banked in the two previous fiscal years.

Presented by the Human Resources and Corporate Governance Committee of the Board.
M.W. Barrett, Chairman, D.W. Colson, D.G. Drapkin, E.H. Molson and R.I. Molson.

Performance Graphs

The following graph compares the annual change over the Corporation's last five fiscal years in the cumulative total return of $100 invested in the Corporation's Class "A" non-voting shares, Class "B" common shares and the TSX 300 Composite Index.

Cumulative Return of $100
Invested in Molson Inc. Class "A" non-voting and Class "B" common shares

		Mar. '98	Mar. '99	Mar. '00	Mar. '01	Mar. '02	Mar' 03	Percentage of change from 1998 to 2003
Molson Class "A"	( )	$100.00	$89.45	$101.60	$195.67	$314.81	$307.45	207%
Molson Class "B"	(◆)	$100.00	$90.92	$101.56	$193.88	$315.79	$303.41	203%
TXE 300 Total Return Index	(▲)	$100.00	$88.60	$128.90	$104.91	$110.05	$ 90.72	-9%

Comparison of Five-Year Cumulative Total Return


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03/31/98
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063

Summary Compensation Table

The following table sets out for the Corporation's last three fiscal years, total compensation of the Chief Executive Officer, and the Corporation's four other executive officers who had the highest total annual compensation (based on total annual salary and bonus) during the fiscal year ending March 31, 2003 and who were serving as executive officers at the end of the fiscal year (collectively referred to as "Named Executive Officers" ("NEO's")).

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus[1] ($)	Other Annual Compensation ($)	Securities Under Options[2] Granted (#)	Restricted Shares[3] ($)	LTIP Payouts ($)	($)
Daniel J. O'Neill								
President and	2003	900,000	3,991,250	20,455[4]		12,000	-	-
Chief Executive	2002	875,000	2,361,250	92,809[5]	400,000	11,667	-	-
Officer, Molson Inc.	2001	750,000	1,406,250	85,264[6]	-	10,000	-	-
Robert Coallier								
Executive Vice President,	2003	425,000	675,040	266,634[7]	50,000	5,583	-	23,375[8]
Molson Inc., and President	2002	370,833	502,865	8,902[9]	74,000	4,944	-	41,854[8]
and Chief Executive Officer,	2001	295,705[10]	328,125	5,842[9]	250,000	3,500	-	818,334[11]
Cervejarias Kaiser								
Raynald H. Doin								
President, Quebec/	2003	300,417	648,663	5,822[9]	23,000	4,006	-	16,533[8]
Atlantic Region,	2002	275,833	296,292	11,824[4]	50,000	3,677	152,786	26,689[8]
Molson Canada	2001	250,831	175,711	10,959[12]	16,000	1,417	139,507	23,174[8]
David Perkins								
President,	2003	410,750[13]	522,386[13]	9,718[4]	18,000	4,352	-	-
Molson USA, LLC	2002	356,550[14]	370,528[14]	9,788[4]	36,000	4,581	158,054	-
	2001	251,631	164,090	14,598[12]	16,000	3,483	140,836	-
Michael S. Downey								
President, Ontario/	2003	302,083	569,565	12,057[4]	23,000	-	-	16,615[8]
West Region,	2002	285,833	287,356	14,262[4]	40,000	-	-	26,692[8]
Molson Canada	2001	248,333	166,250	-	71,000	-	-	16,760[8]

(1) Short term incentives earned for a fiscal year are paid in May of the following year. Amounts shown in the table reflect incentive compensation to be paid in respect of the fiscal year. The bonus paid for fiscal 2003 includes a portion earned in fiscal 2003 as well as a portion of bonus amounts banked in the two previous fiscal years. A description of the plan is found in the paragraph entitled "Report on Executive Compensation". A portion of the annual incentive amount accrued is maintained in a "bonus bank" to be used in the calculation of future bonuses. There is no guarantee such amounts will be paid as they are subject to future economic results. Amounts banked for Named Executive Officers are as follows: (i) D.J. O'Neill, $450,000; (ii) R. Coallier, $112,500; (iii) D. Perkins: $32,860; (iv) M.S. Downey: $60,900; (v) R.H. Doin: $60,900.

(2) This table takes into account the stock subdivision (two-for-one) effective on September 6, 2001.

(3) Represents the Corporation's payments made to the Molson Employee Share Ownership Plan.

(4) Represents imputed interest on share purchase loan and income tax gross-up on benefits allowance. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(5) This amount includes imputed interest for share purchase loan ($16,674), income tax gross-up on benefits allowance ($21,005), along with perquisites and other benefits. Of the perquisites and

other benefits, the following items represent more than 25% of the total: perquisite car ($23,155) and executive long-term disability premium ($19,940).

(6) This amount includes imputed interest for share purchase loan ($13,826), income tax gross-up on benefits allowance ($15,471), along with perquisites and other benefits. Of the perquisites and other benefits, the following items represent more than 25% of the total: perquisite car ($29,531) and executive long-term disability premium ($14,209).

(7) This amount includes income tax gross-up on benefits and other foreign services allowances ($80,155), along with perquisites and other benefits.

(8) Represents contributions to the Named Executive Officer's defined contribution pension plan and notional supplemental pension plan.

(9) Represents income tax gross-up on benefits allowance. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(10) Hired on May 29, 2000, and accordingly represents compensation for the period May 29, 2000 to March 31, 2001.

(11) Represents hiring incentive pursuant to employment agreement of which the after tax value was invested in the Corporation's Class "A" non-voting shares and contributions to the Named Executive Officer's defined contribution pension plan and notional supplemental pension plan.

(12) Represents imputed interest on share purchase loan, income tax gross-up on benefits allowance and unused benefit dollars paid out under the Corporation's flexible benefit program. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(13) U.S. earnings were converted to Canadian dollars using an exchange rate of $1 US = $1.55 CDN.

(14) U.S. earnings were converted to Canadian dollars using an exchange rate of $1 US = $1.57 CDN.

Stock Options

The Corporation established a stock option plan in 1988 (the "Plan") which provides for the issuance of options to purchase Class "A" non-voting shares of the Corporation which expires December 31, 2004, unless extended or replaced by the Board of Directors. The number of authorized and unissued shares that may be issued under the Plan may not at any time exceed 11,106,000 shares. As at March 31, 2003, a total of 3,236,562 shares had been issued since the beginning of the Plan and there were 5,400,093 options outstanding. The following table sets out grants made to the Named Executive Officers in fiscal 2003.

Option Grants during Fiscal 2003

Name	Securities Under Option Granted (#)	Percentage of Total Options Granted to Employees (%)	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options at Date of Grant ($/Share)	Expiration Date
Daniel J. O'Neill	Nil	Nil	Nil	Nil	Nil
Robert Coallier	50,000	5.79	36.79	36.79	May 10, 2012
Raynald H. Doin	23,000	2.52	36.79	36.79	May 10, 2012
David Perkins	18,000	1.87	36.79	36.79	May 10, 2012
Michael S. Downey	23,000	2.52	36.79	36.79	May 10, 2012

The following table sets out for the Named Executive Officers, information concerning the exercise of stock options during the fiscal year and the number and value of unexercised options held by each of the Named Executive Officers as at March 31, 2003.

Aggregated Option Exercises during Fiscal 2003 and Option Value as at March 31, 2003

	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2003 (#)		Value of Unexercised In-the-Money Options[1] ($)	
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel J. O'Neill	362,008	$13,897,500	833,334	1,066,666[2]	19,229,182	16,587,318[2]
Robert Coallier	Nil	Nil	Nil	374,000	Nil	6,199,080
Raynald H. Doin	33,333	$710,596	Nil	155,667	Nil	2,365,507
David Perkins	33,333	$717,983	Nil	136,667	Nil	2,209,127
Michael S. Downey	Nil	Nil	10,000	154,000	215,150	2,202,975

(1) Closing Market Price: $33.67 as at March 31, 2003.

(2) The trading price of the Class A non-voting shares shall be at least twice the grant price of $30.66 on March 12, 2007 for 400,000 of these options to become exercisable.

Retirement Plans

Defined Benefit or Actuarial Plan Disclosure

Retirement benefits for Named Executive Officers are provided by a combination of a registered pension plan and an unregistered supplementary retirement income agreement.

Named Executive Officers' retirement benefits will normally start at age 65 but benefits can commence as early as age 55. At normal retirement age, total benefits can be estimated from the following tables. These amounts are not integrated with government benefit plans.

Daniel J. O'Neill

Final Average	Years of Pensionable Service				
Remuneration ($)	5	10	15	20	25
1,000,000	125,000	250,000	375,000	500,000	550,000
1,250,000	156,250	312,500	468,750	625,000	687,500
1,500,000	187,500	375,000	562,500	750,000	825,000
1,750,000	218,750	437,500	656,250	875,000	962,500
2,000,000	250,000	500,000	750,000	1,000,000	1,100,000
2,250,000	281,250	562,500	843,750	1,125,000	1,237,500
2,500,000	312,500	625,000	937,500	1,250,000	1,375,000
2,750,000	343,750	687,500	1,031,250	1,375,000	1,512,500
3,000,000	375,000	750,000	1,125,000	1,500,000	1,650,000
3,250,000	406,250	812,500	1,218,750	1,625,000	1,787,500
3,500,000	437,500	875,000	1,312,500	1,750,000	1,925,000

Robert Coallier, Raynald Doin, David Perkins and Michael S. Downey

Final Average	Years of Pensionable Service*				
Remuneration ($)	5	10	15	20	25
200,000	20,000	40,000	60,000	80,000	100,000
300,000	30,000	60,000	90,000	120,000	150,000
400,000	40,000	80,000	120,000	160,000	200,000
500,000	50,000	100,000	150,000	200,000	250,000
600,000	60,000	120,000	180,000	240,000	300,000
700,000	70,000	140,000	210,000	280,000	350,000
800,000	80,000	160,000	240,000	320,000	400,000
900,000	90,000	180,000	270,000	360,000	450,000
1,000,000	100,000	200,000	300,000	400,000	500,000

* Service since June 1, 1999.

Final Average Remuneration for the Named Executive Officers is the greater of the average of the executive's three consecutive calendar years of highest earnings or the final 36 months of earnings (base salary and bonus). The approximate pensionable years of service to March 31,

2003 under this program are the following: four years for Messrs. O'Neill, Doin and Perkins and three years for Messrs. Coallier and Downey.

For D.J. O'Neill, retirement benefits are normally paid for the lifetime of the Named Executive Officer and for a minimum of five years. If he has a spouse at retirement and he dies before that spouse, 55% of his retirement income in respect of service prior to April 1, 2000 continues to be paid to the spouse for the remainder of her lifetime, but in any event for a minimum of five years. Consistent with the terms of the registered pension plan arrangements, if the Named Executive Officer has a spouse at retirement and he dies before that spouse, 66.67% of his retirement income in respect of service after March 31, 2000 continues to be paid to the spouse for the remainder of her lifetime.

For R. Coallier, R.H. Doin, D. Perkins and M.S. Downey, retirement benefits are normally paid for the lifetime of the senior executive and for a minimum of fifteen years. If he has a spouse at retirement and he dies before that spouse, 66.7% of his retirement income continues to be paid to the spouse for the remainder of her lifetime.

For service prior to June 1999, R.H. Doin was participating in a defined contribution arrangement and David Perkins was participating in defined benefit arrangement, both provided under a combination of registered pension plan and supplementary retirement income agreement.

Indebtedness of Executive Officers

The required details with regard to share purchase loans given to Executive Officers are shown in the following table. The aggregate indebtedness of all Executive Officers and employees of Molson Inc. and its subsidiaries (including the Named Executive Officers) to Molson Inc. in respect of share purchase loans at March 31, 2003, was $5,285,730.

The Board of Directors has approved a policy whereby the President of the Corporation is required within four years of joining the Corporation to own shares with a value equal to at least three times his salary, while the executive vice presidents and the senior vice presidents are required to own shares with a value equal to twice their salary. Current information concerning share ownership by these individuals is also shown on the table below.

Table of Indebtedness of Executive Officers

Name and position	Involvement of Molson	Amount Outstanding as at March 31, 2003 ($)	Financially Assisted Share Purchase during 2003[1] (#)	Security for Indebtedness [3]	Number of Shares Owned as at March 31, 2003
DANIEL J. O'NEILL President and Chief Executive Officer	Lender	753,902[2]	Nil	[3]	104,605
BRIAN BURDEN Executive Vice President and Chief Financial Officer	Lender	736,684	23,615	[3]	25,917
ROBERT COALLIER President & CEO, Cervejarias Kaiser	Nil	Nil	Nil	Nil	30,488
RAYNALD H. DOIN President, Québec/Atlantic Region, Molson Canada	Lender	212,401[2]	Nil	[3]	19,306
MICHAEL S. DOWNEY President, Ontario/West Region, Molson Canada	Lender	554,580	Nil	[3]	21,600
DAVID PERKINS President, Molson USA, LLC	Lender	359,930[2]	Nil	[3]	24,896
MARIE GIGUÈRE Senior Vice President, Chief Legal Officer and Secretary	Lender	199,899	Nil	[3]	16,703
PATRICK L. KELLEY Senior Vice President, International Brewing Strategy	Lender	598,155[4]	Nil	[3]	23,600
GREGORY L. WADE Senior Vice President, Quality Brewing	Lender	269,290	Nil	[3]	12,190
BERNARD CORMIER Senior Vice President, Human Resources	Lender	487,870	16,500	[3]	18,313
CATHY NOONAN Senior Vice President, Global Costs	Lender	406,250	12,500	[3]	13,873
PETER AMIRAULT Senior Vice President, Business Development and Innovation	Nil	Nil	Nil	Nil	500

(1) *The loans are made for ten years. The interest, payable quarterly, is equivalent to the dividend on the shares purchased with the loan. No principal repayment is required before the sixth anniversary of the loan, at which time it is to be repaid in five annual equal installments. If the officer leaves the Corporation, the loan must be repaid in full no later than 60 days following termination of the employment.*
(2) *The loans were made in fiscals 2000 and 2002.*
(3) *Security for the indebtedness is provided for by the deposit of the certificates representing the relevant shares with CIBC Mellon Trust Company as a trustee.*
(4) *Patrick L. Kelley also has an outstanding housing loan of $100,000.*

Termination of Employment and Employment Contracts

In the event of involuntary termination by the Corporation of the employment of Daniel J. O'Neill, other than for just cause, the Corporation is obligated to pay him 24 months of salary. Pension accrual, benefits and perquisites will continue until the earlier of the end of the notice period, re-employment or self-employment. In the event of involuntary termination within 24 months of a change of control, the notice period will be extended by 12 months.

In the event of involuntary termination by the Corporation of the employment of Robert Coallier, other than for just cause, disability or voluntary retirement, including in the event of involuntary termination as a result of change in control of the company, the Corporation is obligated to pay him 18 months of salary, annual bonus, benefits and pension accrual. Insured benefits, pension and perquisites will continue for the lesser of the severance period and the period until re-employment. With respect to the 250,000 options granted on hire, in the event of involuntary termination, between the third and fourth anniversaries of the grant date, two-thirds of the options would be vested and between the fourth and fifth anniversaries, the options would be fully vested.

In the event of involuntary termination of the employment of Raynald H. Doin for any reason other than cause, voluntary early retirement, normal retirement or death, the Corporation is obligated to give him a minimum of 18 months' notice or pay him 18 months' salary in lieu of notice.

In the event of involuntary termination by the Corporation of the employment of David Perkins, other than for just cause, the Corporation is obliged to pay him 24 months of salary.

In the event of involuntary termination by the Corporation of the employment of Michael S. Downey, other than for cause, the Corporation is obligated to pay him the greater of either 12 months' salary or the Corporation's normal severance calculation.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains a combined Directors' and Officers' Liability and Corporation Reimbursement Insurance Policy with a limit of liability of $115,000,000 per policy year to cover the Directors and Officers individually and collectively as a group, and to cover the Corporation for its liability to indemnify the Directors and Officers pursuant to the Corporation's by-laws. The entire premium cost in the aggregate amount of $255,000 for the 2003 fiscal year was borne by the Corporation. The premium for this policy was not allocated between Directors and Officers as separate groups. In respect of the Corporation reimbursement coverage, the Corporation bears the first $750,000 of any loss.

AVAILABILITY OF DOCUMENTS

Copies of the Corporation's latest annual information form, together with any document incorporated therein by reference, audited financial statements, management's discussion and analysis and management proxy circular may be obtained on request from the Secretary of the Corporation and on the Corporation's website. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a shareholder unless the Corporation is in the course of a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge.

DIRECTORS' APPROVAL

The Directors have approved the contents and sending of this circular to shareholders.

Marie Giguère
Senior Vice President, Chief Legal Officer and Secretary
May 7, 2003

SCHEDULE A - SHAREHOLDER PROPOSAL

The following shareholder proposal has been submitted for consideration at the Annual Meeting of Shareholders. The proposing shareholders being holders of Class A non-voting shares, the Corporation is not legally required to include the proposal in this Circular. In order to ensure transparency and to allow its shareholders to express their opinions, the Board of Directors has chosen to attach a copy of the proposal to this Circular but recommends that shareholders vote AGAINST it for the reasons set out below.

Auditor Independence Proposal

This proposal, submitted by the Carpenters' Local 27 Pension Trust Fund, 230 Norseman Street, Etobicoke, Ontario M8Z 6A2, and its supporting comment are set out *verbatim*, in italic, below.

Auditor Independence Proposal: *Resolved, that the shareholders of Molson, Inc. ("Company") request that the Board of Directors adopt an auditor independence policy providing for the following:*

(1) That the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any consulting or other non-audit services to our Company; and

(2) That the proxy circular distributed by our Company disclose all fees paid by the Company to the public accounting firm retained to provide audit services, including a sufficient breakdown of the services so that shareholders can ascertain whether our Company is engaging the firm to provide any consulting or other non-audit services.

Statement of Support: *The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The Public Interest and Integrity Committee of the Canadian Institute of Chartered Accountants ("CICA") recently issued an Exposure Draft of Proposed Canadian Independence Standards for auditors ("Exposure Draft"). In the Forward, the Committee noted:*

Audited financial statements form the cornerstone of the capital markets and independence forms the cornerstone of the audit. Independence is the avoidance of situations that might impair or be seen to impair judgement and objectivity; and maintaining independence is crucial for auditors to have the impartiality required for the dependability of the audited financial statements.

We believe that today investors seriously question whether auditors are independent of the company and corporate management that retain them. A major reason for this scepticism, we believe, is that management once admired companies such as Enron, Tyco, and WorldCom have misled investors and their auditors have either been complicit or simply inept. Over the last year, hundreds of billions of dollars in market value have vanished as investors have lost confidence in the integrity of markets. A key reason for this lack of confidence is the scepticism investors have in companies' financial statements.

The Exposure Draft recognises that the provision of certain non-assurance services is incompatible with the independence required when providing an assurance service. The standards proceed to identify a range of services which audit firms would be prohibited from providing their audit clients, including financial statement preparation services and bookkeeping services; valuation services; internal audit services; hardware or software system design; and legal services, among others.

Notably absent, though, is any outright ban on auditors providing consulting services to audit clients. We believe that utilising auditors to provide consulting services gives rise to potentially enormous conflicts of interest and significantly compromises an auditor's independence.

Many companies, including ours, either engage their auditors to provide consulting services or provide inadequate disclosure in their proxy statements to ascertain whether they engage their auditors for consulting services. We urge your support for this resolution asking the Board to cease engaging auditors for consulting or other non-audit services and to provide adequate disclosure to ensure investors that it is doing so.

C71

Position of the Corporation:

With respect to clause (1) of the Proposal, it is the opinion of the Board of Directors that this proposal would provide no additional benefit over the Corporation's existing policy, while it would unduly restrict the Board's flexibility to respond to specific situations.

The Audit and Finance Committee has adopted a policy whereby any consulting work to be given to the Auditors would require the prior approval of the Committee. In addition, the Committee reviews on a quarterly basis all fees paid to the Auditors for audit-related work.

With respect to clause (2) of the Proposal, the Circular discloses all fees paid by the Corporation to the Auditors. Fees for all non-audit services are already separately disclosed.

FOR ALL THESE REASONS, THE BOARD RECOMMENDS VOTING AGAINST THIS PROPOSAL.

SCHEDULE B - CORPORATE GOVERNANCE COMPLIANCE TABLE

	Guidelines	Compliance	Comments
1.	The Board should explicitly assume responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:		Board and Management roles have been defined in relation to financial management, performance management, human resource management and external relations to clearly denote areas properly within the scope of management decision-making and those within the scope of the Board. A Board mandate is in the process of being formalized.
a)	adoption of a strategic planning process;	Yes	The Board supervises and contributes to the Corporation's strategic planning process and receives regular updates on progress in the execution of the plan.
b)	identification of the principal risks of Molson's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	The principal risks of various strategic decisions are identified and addressed as part of the strategic planning process or at the time of a transaction, as appropriate. The Audit and Finance Committee deals with financial risk management and the Environment, Health and Safety Committee specifically addresses other areas of risk management.
c)	succession planning, including appointing, training and monitoring senior management;	Yes	The Human Resources and Corporate Governance Committee is responsible for reviewing short-term and long-term succession plans for senior officers of the Corporation
d)	Molson's communication policy;	Yes	The Board reviews and approves communications to the shareholders, such as the Annual Information Form as well as annual and quarterly reports. The Corporation has also adopted a disclosure policy to address communications with analysts and investors, among others.
e)	integrity of Molson's internal control and management information systems.	Yes	The Audit and Finance Committee reviews the Corporation's annual consolidated financial statements and quarterly financial statements before they are approved by the Board. It works jointly with management to develop the annual audit plan and reviews the Auditors' recommendations on internal controls. The Committee meets the Auditors independently from management at least once a year.
2.	The Board should be constituted of a majority of unrelated directors.	Yes	At the end of fiscal 2003, the Board was composed of fourteen Directors. Thirteen of them were considered to be "unrelated" Directors. None of them were significant suppliers or customers and all of them were independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with their ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings.

Guidelines		Compliance	Comments
3.	The Application of the definition of "unrelated" director is the responsibility of the Board which will be required to disclose on an annual basis whether it has a majority of "unrelated" directors and the analysis of the application of the principles supporting this conclusion.	Yes	Only one Director was considered "related" because he was member of management: D.J. O'Neill, the President and Chief Executive Officer. The three Directors who are members of the Molson family are significant shareholders in the Corporation but are considered to be independent of management and not subject to any interest that would materially interfere with their ability to act in the best interest of the Corporation. As such, they are considered to be "unrelated" Directors.
4.	The Board should appoint a committee of Directors composed:		
a)	exclusively of outside directors,	Yes	The Human Resources and Corporate Governance Committee is comprised of five outside (non-management) Directors, all of whom are unrelated.
b)	with the responsibility for proposing to the full Board new nominees and for assessing directors on a ongoing basis.	Yes	The Committee is responsible for the structures and composition of the Board and Board committees, defining the relationship, roles and authority of the Board and management, identifying and recommending suitable Director candidates. The Committee has not established a formal process for assessing the Directors on an ongoing basis.
5.	The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	No	The Board has retained the services of an external firm to assist in the implementation of a formal process to assess the effectiveness of the Board and its committees.
6.	The Board should offer orientation and education program for new recruits to the Board.	Yes	Induction and orientation sessions are organized for Directors when joining the Board.
7.	The Board should examine its size and, with a view to determining the impact of number upon effectiveness, undertake where appropriate, a program to establish a board size which facilitates more effective decision-making.	Yes	The Board was comprised of fourteen Directors in fiscal 2003 and will be comprised of 15 members in fiscal 2004, ensuring that all committees have the appropriate composition.
8.	The Board should review the adequacy and form of the compensation of the directors and ensure that it realistically reflects the responsibilities and risk in being an effective director.	Yes	The Human Resources and Corporate Governance Committee reviews the Directors' compensation regularly which leads to adjustments to bring the compensation in line with median levels. This review is based on analyses compiled by an outside firm.
9.	Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors, although some committees, such as the executive committee, may include one or more inside directors.	Yes	Board committees are composed exclusively of unrelated Directors with the exception of the Executive Committee, where the Chief Executive Officer is a member.
10.	The Board should expressly assume responsibility for, or assign to a committee of the Board, the general responsibility for developing Molson's approach to corporate governance issues.	Yes	The Human Resources and Corporate Governance Committee assumes responsibility for the development and maintenance of the Corporation's corporate governance practices in conformity with the applicable governance guidelines, including the structures and composition of the Board and Board committees.

Guidelines		Compliance	Comments
11.	The Board should develop:		
a)	position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and	Yes	A grid was developed to define limits to management discretion and to ensure strategic issues are brought to the Board.
b)	corporate objectives which the CEO is responsible for meeting.	Yes	The Human Resources and Corporate Governance Committee develops performance objectives with the Chief Executive Officer and assesses his performance annually in relation to these objectives.
12.	The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.	Yes	The roles of Chairman of the Board and Chief Executive Officer are separate. The Board also preserves its independence by ensuring that members of management do not sit on any board committees other than the Executive Committee. Board committees engage independent consultants, as appropriate, to assist them in discharging their responsibilities. The Audit and finance Committee meets annually with the Corporation's external auditors at a session where management is not present. An agenda item following each Board meeting is an in-camera session, at which no members of management are present. Board Committees may also hold in-camera sessions.
13.			
a)	The Audit Committee should be composed only of outside Directors;	Yes	The Audit and Finance Committee is composed of five outside Directors.
b)	the roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to the members as to their duties;	Yes	The mandate of the Audit and Finance Committee has been revised and updated by the Board of Directors. The updated mandate includes provision for annual review of the mandate, taking into consideration changes in the TSX Policies and Guidelines.
c)	the Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate;	Yes	The Audit and Finance Committee meets with the Corporation's Auditors independently of management at least once a year.
d)	the Audit Committee duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.	Yes	The Audit and Finance Committee reviews the Auditors' recommendations on internal controls.
14.	The Board should implement a system which enables an individual Director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	Yes	Board committees may engage independent consultants, as appropriate, to assist them in discharging their responsibilities.



Molson Inc.
1555 Notre-Dame Street East
Montreal, Quebec H2L 2R5
Telephone: (514) 521-1786
Facsimile: (514) 598-6866

Printed in Canada

0976

2003 Annual Report
Page 77 to 162
File No. 82-2954


M
1786

Molson 2003 Annual Report

Continuing to Deliver

Profile

Molson's vision is to remain one of the top performing brewers in the world as measured by long-term shareholder value. To realize this vision, Molson will continue to deliver annual EBIT, volume and market share targets in Canada, Brazil and the United States.

Driving continuous improvement in Canada

Molson recognizes that reducing costs and achieving global brewing standards are key to profitable growth in Canada. The Corporation will pursue continuous improvement, building on significant progress made since 2001, and strive to reach performance levels that match global brewing standards.

Capitalizing on growth opportunities in Brazil and the United States

Molson continues to pursue growth in Brazil, which is the fourth largest beer market in the world. Molson has a 50.1% interest in Molson USA that markets and sells the Molson brands in the United States, one of the fastest growing import beer markets in the world.

Ensuring the vitality of the brand portfolio through innovation

Molson believes that innovation is critical to building strong brands and maintaining the vitality of established brands. The Corporation will leverage innovation in all beer segments of the Molson owned portfolio to build brand equity and improve the future outlook of market share.

Table of Contents

Message to Shareholders	4
Review of Key Objectives	9
Molson and the Community	33
Financial Review	35

Financial Summary

	2003	2002
Operating Results *(Dollars in millions)*		
Net sales revenue	**2,515.2**	2,102.3
Comparable earnings before interest, income taxes and amortization (EBITDA)	**580.5**	426.4
Comparable earnings before interest and income taxes (EBIT)	**515.6**	371.8
Comparable net earnings from continuing operations	**281.7**	194.1
Net earnings	**312.4**	177.6
Cash flow from operations before working capital and rationalization costs	**370.1**	292.3
Per Share *(Dollars)*		
Comparable net earnings from continuing operations	**2.21**	1.62
Comparable net earnings	**2.21**	1.64
Earnings from continuing operations	**2.45**	1.46
Net earnings	**2.45**	1.48
Dividends declared	**0.42**	0.38
Financial Position *(Dollars in millions)*		
Total assets	**3,914.6**	4,506.3
Long-term debt	**1,180.0**	1,687.2
Shareholders' equity	**1,033.0**	1,173.9

N.B. All dollar amounts in the Annual Report are expressed in Canadian dollars, unless otherwise stated.


Comparable net earnings per share from continuing operations
$1.19
$1.62
$2.21
2001
2002
2003
Net sales revenue
(Dollars in millions)
$1,857.1
$2,102.3
$2,515.2
2001
2002
2003
Comparable EBIT
(Dollars in millions)
$302.1
$371.8
$515.6
2001
2002
2003

079

Molson Shareholder Return Since April 2000



%
250
200
150
100
50
0
(50)
Mar/00
Jun/00
Sept/00
Dec/00
Mar/01
Jun/01
Sept/01
Dec/01
Mar/02
Jun/02
Sept/02
Dec/02
Mar/03

Share Price			
$11.65	$22.00	$34.92	$33.67

Total Return *Includes dividend reinvestment*	**92.6%**	**60.9%**	**(2.3%)**

Total Return	Fiscal 2001	Fiscal 2002	Fiscal 2003
Molson Class A non-voting shares	92.6%	60.9%	(2.3%)
Bloomberg Europe 500 beverages index	4.4%	15.3%	(21.2%)
S&P 500 brewers index	57.9%	16.0%	(17.3%)
S&P/TSX composite index	(18.6%)	4.9%	(17.6%)

Molson continued to deliver on the commitment to remain one of the top performing brewers in the world. For fiscal years 2001 and 2002, Molson ranked #1 among top performing brewers. For fiscal 2003, the Corporation slipped to #4 position. For the three-year period, Molson remains the top performing brewer with a 203% return.



Capitalizing on Opportunities in Brazil to Build Sustainable Shareholder Value

Molson has become the 2nd largest brewer in Brazil, a country that is expected by 2010 to overtake Germany as the third largest beer market in the world. In fiscal 2003, Molson's beer volume in Brazil represented 51.7% of the Corporation's total production, surpassing Canada, its traditionally largest market.



Continuing to Deliver

After three years, the title of the Annual Report has changed, but the commitment has not. The new theme "Continuing to Deliver" has been modified to reflect the continuous opportunities available to the Corporation as well as the ongoing commitment of employees to sustained and continued performance.



Daniel J. O'Neill, President and Chief Executive Officer and Eric H. Molson, Chairman of the Board

Molson delivered a record financial performance in fiscal 2003: operating profit of $516 million; net earnings of $312 million; net earnings per share of $2.45. For the fourth consecutive year, Molson delivered on commitments and for the past four years, financial performance has exceeded targets quarter after quarter, year after year.

Over the past four years, the Corporation's quest to become and remain one of the top performing brewers in the world has driven results beyond expectations. Today, Molson is a global player and the fifteenth largest brewer in the world. Reaching that point has required focus, commitment and tremendous work from people in the organization.

The strength of the fiscal year performance does not fully convey the extent to which Molson was challenged throughout the past twelve months. Molson was confronted with aggressive price competition in Canada. In Brazil, Molson did double duty: it merged two acquisitions into one company and developed a three-year strategic plan, while responding to a very volatile economic and political environment. In the United States, Molson made significant efforts to reorganize around a business and distribution partner, Coors Brewing Company (Coors). And, as the year came to a close, Molson recognized that the challenges of fiscal 2003 had served to strengthen the Corporation for many years ahead.

Fiscal 2003 marked the end of the original three-year plan developed in line with the new vision. Much was achieved. A new strategic plan drawn up with management input from all areas of the business was developed during 2003 to set the course for the next several years.



The main corporate objectives underlying the plan are unchanged:

Grow operating profit by 14.5% annually
Grow market share
Grow volume by 4% to 5% annually
Organizational renewal
Improve quality

The strategic planning highlighted many of the Corporation's strengths going into the new three-year period and pinpointed the areas that required bolstering and deeper focus. It identified the strategic levers that must be activated to deliver the objectives. The planning exercise also drove home the fact that success in all markets hinges on rigorous and effective implementation of sales and marketing plans. Overall, it left the Corporation with a deep understanding of what is required from the management teams to deliver on the objectives for continued success.

The learnings from this planning exercise confirmed the importance of organization renewal and quality improvement, two areas that will impact the attainment of the corporate objectives. Considerable time and effort was spent in developing two organizational programs – top talent mentoring and leadership development. Both of these programs are targeted at the best and brightest people within the organization and were put in place during the course of the year. As well, part of Molson's future success hinges on the ability of the core brewing operations to measure up to "best-in-class" standards. To that end, an initiative called "Renaissance in Brewing" has been put in place. Through this initiative, Molson will completely upgrade and modernize operations in all breweries over a six-year period with the objective of leaving a valuable legacy to the next generation of Molson employees and ensuring Molson remains synonymous with the highest quality beer in the world.

084

The Molson Strategy

Molson remains focused on five key objectives for sustainable shareholder value which were introduced in June 1999:

CANADA | BRAZIL | UNITED STATES

1. Grow operating profit by 14.5 % annually
2. Grow market share annually
3. Grow volume by 4% to 5% annually
4. Organizational renewal
5. Improve quality



085

Fiscal 2003 marked the end of the three-year Economic Value Added (EVA®) Incentive Program which is at the heart of Molson's pay for performance philosophy. Based on the favorable impact over the period, Molson has designed a follow-up three-year program. As before, the plan, which now includes the Brazilian employees, will reward individuals for making decisions that achieve long-term sustainable EVA improvement and profitable growth.

As a result, Molson shareholders can continue to expect a Corporation committed to delivering on commitments and more driven than ever to succeed. The plans are in place and the Corporation is building from a solid foundation.

Acknowledgements

The fiscal 2003 performance was the direct result of the dedication and commitment of all Molson employees. A lot was asked of them and the Corporation wishes to extend its gratitude to all employees in Canada, Brazil and the United States. If past performance is an indication of the future, Molson shareholders can look forward to the Corporation *continuing to deliver* on commitments.

Molson would also like to acknowledge the contribution of the members of the Board of Directors. Their guidance and support throughout the year was extremely appreciated. Mr. John Cleghorn, former President and Chief Executive Officer of the Royal Bank, is being proposed as a new member of the Board. We look forward to his contribution which will build on his rich business experience.



Finally, a chapter was sadly closed in the Molson history on September 30th 2002, with the passing of Senator Hartland de Montarville Molson. Senator Hartland Molson was a member of a Molson generation that played an important role in the Corporation's expansion after the Second World War and into the late '60s. A visionary and builder, he was President of Molson from 1953 to 1966 and Chairman from 1966 to 1974. In all that he did, he set the highest standards of performance for himself, a characteristic that, to this day, still transcends the organization.

(Signed: Eric H. Molson)	(Signed: Daniel J. O'Neill)
Eric H. Molson Chairman of the Board	Daniel J. O'Neill President and Chief Executive Officer

286

REVIEW OF KEY OBJECTIVES



Since
Depuis
1903
MOLSON
EXPORT
KEY
OBJECTIVE
1
1
2
3
4
5

Grow Operating Profit

Molson is committed to providing long-term shareholder value and delivered once again strong financial performance in fiscal 2003. Comparable EBIT growth of 39% exceeded the Corporation's long-term EBIT growth target of 14.5%. Double digit comparable EBIT growth has now been posted for 16 consecutive quarters.



Comparable EBIT
(Dollars in millions)
$302.1
$371.8
$515.6
$590.4 } 14.5%
2001
2002
2003
2004
Target

Cost Savings

Three years ago, Molson announced an ambitious cost savings program in Canada called Project 100, designed to trim $100 million in costs over a three-year period. One year into that project, sufficient cost savings had been identified to warrant increasing the target to $150 million in cost savings. Fiscal 2003 brings Project 150 to a close. The program was a success, ultimately exceeding the target and delivering $152 million in savings.

Over the three-year span of Project 150, capacity utilization savings reached $33 million through the improved use of brewery assets and the modernization of equipment. Best-in-class practices and the strategic sourcing of materials led to procurement savings of $46 million. Costs savings of $20 million for distribution were achieved through capital investment, increased productivity and integration of the supply chain. Savings in organizational costs of $38 million were realized through restructuring and information technology infrastructure upgrades. Marketing and sales cost savings totalled $15 million.

Alignment of Shareholder and Employee Interests

Molson's Employee Share Ownership Program (MESOP) encourages employees at every level of the Corporation to think and act as shareholders. The percentage of Molson employees in Canada owning stock held steady at 60% this year and the total number of employees participating in the stock option plan rose to 196. The Corporation continues to require senior executives to maintain minimum shareholding requirements, a policy that contributes to their focus on value creation.

D89

Economic Value Added

Molson is committed to an Economic Value Added (EVA®) program, which underpins the Corporation's efforts to grow operating profit with the efficient use of shareholders' capital. After completing the initial EVA plan at the end of fiscal 2003, Molson has introduced a new three-year plan that reflects the Corporation's increased capital base resulting from the addition of the Brazilian operations. The annual EVA threshold has been increased accordingly.

Canada

Molson's success with Project 150 and an extensive Global Benchmarking Study completed in 2002, measuring best-in-class global brewing practices, inspired the Corporation to embark on a second cost savings program for the next three-year period. Project 100, a sequel to the Project 150, was announced in March 2002, with the goal of achieving $100 million in savings over the fiscal 2004 to 2006 timeframe. Since the sequel program was announced, Molson identified additional opportunities for cost savings and, accordingly, the target was increased to $125 million.

In the Ontario/West region, operational cost savings, modest price increases and the elimination of inefficient marketing activities increased profitability. A new can line in Vancouver, a new packaging line in Edmonton and a new bottling line in Toronto were installed to improve profitability by reducing shrinkage, augmenting productivity and enhancing Molson's ability to meet market demands in the region.



In the Quebec/Atlantic region, Molson moved into a new 225,000 square-foot mega warehouse in the Montreal area, enabling more centralized and efficient order processing, while the regional warehouse network was revamped. As a result, 21 of the 35 regional warehouses are being downsized and converted into cross-docking facilities. The new mega warehouse facility, with its sizeable inventory capabilities, was operational in January and has the capacity to process 55% of the total volume of product sold in Quebec.

Brazil

Molson's Brazilian operations completed a three-year strategic plan designed to improve distribution, enhance the bottler relationships and grow profitability. The foremost target is to increase EBITDA margins to reduce the gap with the current Brazilian market leader. Kaiser is also entering the second year of a three-year Real$100 million cost savings strategy called Projeto Cem, aimed at reducing expenses in capacity utilization, procurement, logistics and organization while creating revenue synergies. In fiscal 2003, the project had realized approximately R$73 of the total R$100 million savings targeted. Subsequent to the end of the fiscal year, Molson revised Projeto Cem, increasing the cost savings target to R$200 million and renamed it Projeto Duzentos (Project 200).

United States

In fiscal 2003, Molson USA focused on slowing the double digit decline of the two established brands – Molson Golden and Molson Ice – and on building the Molson Canadian™ brands. The US business engineered an important turnaround and recorded total volume growth for the first time in eight years. The impact of this growth resulted in a $1 million improvement over the originally projected fiscal 2003 EBIT.

090

Grow Operating Profit – Highlights

REMAIN FOCUSED ON GROWING OPERATING PROFIT

Project 150

Fiscal 2003 marked the last year of Molson's Project 150, a three-year $150 million cost savings program introduced in Canada to move the EBITDA/Net Sales margin up to global brewer levels.



From fiscal 2000 to fiscal 2003, the Corporation delivered $152 million in cost savings derived from enhanced capacity utilization, procurement and distribution, organizational restructuring and technology infrastructure upgrades, as well as marketing and sales. This performance contributed significantly to Growing Operating Profit.

Project 125

The $100 million cost savings program announced in March of 2002, for the fiscal 2004 to 2006 period, was increased to $125 million and renamed Project 125. It aims to align Molson's cost structure in Canada with those of the "best-in-class" global brewers as documented in an extensive Global Brewing Benchmark Study completed in 2002.



Projeto Cem

Launched in May of 2002, Projeto Cem focused on delivering operational savings in Brazil over a three-year period through revenue synergies, improved capacity utilization, procurement practices and distribution logistics, as well as organizational right-sizing. In the first year, Projeto Cem exceeded expectations, delivering approximately R$73 million in savings. Additional cost savings opportunities were identified and Projeto Cem was expanded to **Projeto Duzentos** (Project 200). The objective is to improve the profitability level of Kaiser and move profit margin levels closer to those of the market leader.



D91


MOLSON
1
2 KEY OBJECTIVE
3
4
5
2

Grow Market Share

Molson continued to gain share with the core brand portfolio in Canada. The Corporation is highly committed to profitable market share growth of core brands in each country where it operates.



Market share in Canada
48.1%
47.1%
46.5%
45.8%
45.1%
45.0%
45.1%
45.0%
45.1%
44.4%
94 95 96 97 98 99 00 01 02 03

Canada

Molson is focused on building profitable market share for its core brands and, during fiscal 2003, the Corporation moved in that direction, while also enhancing the beer portfolio with several product innovations. The Molson core brand portfolio grew by 1.0 share points, while the total market share slipped from 45.1% to 44.4%.

Performance for Molson brands in Atlantic Canada was exceptional, with total market share growing 1.8 share points in the region. This momentum has been building over two years and stems from Molson regaining complete marketing control over its brands.

In Quebec, core brand share grew significantly, up 3.3 points, while total share slipped slightly. The Molson Dry trademark gained ground based on new advertising and the launch of Smooth Dry, and remains the #1 selling beer in the retail market (includes grocery and convenience stores). Molson Export share declined marginally, whereas the Black Label brand was successfully repositioned in Quebec at near-premium pricing and produced a share gain exceeding 2.0 points.

In the Ontario/West region, the focus on building profitable share resulted in lower overall market share in fiscal 2003, in part as a result of Molson's decision to limit the use of expensive in-case promotions that drove volume. Further affecting total market share was the fact that, in two major beer markets, Ontario and Alberta, Molson faced deep discount competitors and matching the competition's price would have caused Molson to be at odds with the focus on profitable market share. The Molson Canadian trademark was particularly affected by both these decisions.

On the light beer front, Molson continues to lead the segment through a license agreement to manufacture, sell and distribute Coors Light, the country's top selling light beer. Molson introduced Ex Light in Quebec with the objective of capturing the #2 position in the segment.

In the super premium segment, Molson expanded the Rickard's family with Rickard's Honey Brown and launched the Rickard's Taster 12 Pack, a sampler case which includes three types of Rickard's beers. In addition, Molson introduced A Marca Bavaria, an imported lager from Brazil, targeted at the highly profitable and fast-growing import segment, where Molson is a market leader with the Heineken, Corona and Miller Genuine Draft (MGD) brands.

Brazil

Within Brazil, the beer market declined 1%, driven by the fluctuating currency and uncertain economy. Consequently, Molson concentrated efforts on reconfirming the leadership position of Kaiser Pilsen in the regional areas where it is a leading brand and on accelerating the brand penetration in the on-premise market. A crucial component of this effort was improving distribution capabilities through a stronger relationship with the Brazilian Coca-Cola bottlers who reach more than one million points of sale throughout the country.

United States

Molson USA continued to focus on creating momentum for the Molson Canadian trademark in the import beer segment, while slowing the market share erosion of Molson Golden and Molson Ice.

The opportunity remains substantial: the import segment in the United States represents 22 million barrels (25.8 million hectolitres) of the total beer market, which exceeds the size of the total beer market in Canada. In fiscal 2003, imports grew 6%, and Molson USA is committed to investing in the US market in order for the Molson Canadian trademark to capitalize on and exploit this growing segment.

Distributors played and continue to play a crucial role in the growth of the Molson brands in local markets. As a result, Molson continued to selectively align itself with the appropriate local market distributors committed to and focussed on the growth of the Molson brands.

Grow Market Share – Highlights

Bubba

Molson's 5-litre kegs delivered remarkable volume and share in fiscal 2003 right across Canada and into the United States. BUBBAs sporting NHL and Team Canada jerseys sold out early in virtually every market, hitting a 1.0% share across the Ontario/West region and a 1.2% share in each NHL market.

Hockey

Molson's sponsorship of the World Junior Hockey Championships in Halifax, as well as the Corporation's return to buying media on Hockey Night in Canada broadcasts, consolidated Molson's supremacy in the hockey market. Molson remains synonymous with hockey in Canada, from grassroots to recreational hockey, through Junior, AHL, NHL and Canada's national teams. The Corporation is also a premiere sponsor of the Hockey Hall of Fame.


EXPORT


MOLSONINDY



Molson Indy

The Molson Indy was inaugurated in Montreal in August 2002, enabling the expansion of the Molson Indy brand into Quebec. The event attracted 172,000 spectators over a three-day period surpassing weekend attendance totals for Molson Indy Toronto 2002 – 168,421 and Molson Indy Vancouver 2002 – 161,728. Combined attendance for all three races reached an all-time record of more than 500,000.


GUESS
WET
DIPPERS



Product Innovation

Molson picked up the pace in product innovation during fiscal 2003, building on the awareness and popularity of existing owned trademarks: Molson Smooth Dry was introduced in Quebec, Rickard's Honey Brown emerged as the new Rickard's family member and Molson Ex Light entered the light segment, leveraging the heritage and appeal of Molson Export.

A Marca Bavaria topped off the innovation activity: a new golden import from adventurous and exotic Brazil, brewed by Molson in the Rio de Janeiro region.



Twin Labels

Molson introduced "Twin Labels" on the Canadian trademark bottles in the United States market in fiscal 2003 with resounding success. The concept, which involves a second label featuring conversation starters in the form of witty phrases and racy slogans generated major "buzz" among United States beer consumers and was subsequently introduced in the Ontario on-premise market in January 2003. The twin labels met with great enthusiasm and were sought after items by young adult consumers.

095



1
2
3 KEY OBJECTIVE
4
5
3
Pilsen

Grow Volume

Molson volume fell slightly in Canada, grew marginally in the United States and increased substantially in Brazil.

Canada

New products in the value, light, super premium domestic and super premium import segments were launched and contributed to volume in fiscal 2003, although Molson's volume was off pace with overall industry growth.



Volume by region
(Hectolitres in millions)
United States
Brazil
Canada
11.53
11.74
14.36
23.08
2000
2001
2002
2003

Molson strengthened its relationship with several key national on-premise customers and continued as preferred supplier to, among others, Cara Operations, Boston Pizza, The Keg® and Prime Restaurants Group. As these customers expand, volume can be expected to increase.



A similar relationship was built with HMS Host, one of the largest operators of airport food and beverage establishments in Canada, and covers Canada's five largest airports: Vancouver, Calgary, Toronto, Montreal and Halifax. It offers an excellent showcase for Molson brands, especially through the "Molson Pub" established in Pearson International Airport in Toronto and "The Maritime Ale House by Molson" located in the Halifax International Airport.

A new can line in the Vancouver brewery, capable of operating at 1,600 cans per minute, has enabled Molson to better meet the market preferences and volume demands of Western Canada. The new bottling line in the Toronto brewery, installed and tested in the latter part of the fiscal year, will dramatically enhance volume capabilities. Molson is also poised to meet future volume demands in Canada, through upgrades to brewing facilities in St. John's, Toronto and Edmonton.

Brazil

The completion of the Cervejarias Kaiser acquisition in 2002 added significant volume growth to Molson's Brazilian operations. Among the future priorities of Kaiser is the pursuit of expanded distribution opportunities across the country through the Coca-Cola bottlers' network, which will contribute to volume growth.

United States

Fiscal 2003 marked the first year, after five years of double digit decline, in which Molson USA grew volume in the United States. Volume for Molson Ice and Molson Golden was down 12% and 15% respectively; volume for the Molson Canadian trademark grew 39%. This reflected Molson USA's strategy of aggressively growing the Canadian trademark in key US markets.

At year-end, Molson Canadian was the fastest-growing import brand in the United States. Molson Ice was supported mostly through point of sales material and promotional pricing, while Molson Golden's volume was increasingly moving over to the Canadian trademark.

On the consumer side, introduction of the 5-litre keg was popular, especially in Michigan where a Detroit Red Wings-themed keg was an instant hit. As well, the introduction of 18 and 28 packs contributed to expand market presence and increase sales volume.

The Corporation aligned itself more closely with the Coors distribution network in key Molson markets. This strategy delivered improved results and better leverage of the Coors local market infrastructure. In March 2002, 56% of Molson USA distributors were Coors distributors, but by March 2003, that number had grown to 74%, delivering higher volume distribution for the US market.



Volume by Geographic Sector (%)


40.6%
7.7%
51.7%
• Canada
• United States
• Brazil

In fiscal 2003, Molson surpassed the corporate target of 4% to 5% annual volume growth. Total beer volume grew by 61%, with Brazil surpassing Canada, which was formerly Molson's largest market. Brazil represented 51.7% of Molson's total beer volume.

099


MOLSON
CANADIAN
PREMIUM LIGHT

4

Organizational Renewal

Molson values its human capital and the attraction, retention and development of key talent were major components of the organization renewal efforts in fiscal 2003.

Leadership Development and Succession Planning

Molson placed greater emphasis this year on succession planning and employee leadership development, allowing all individuals in director positions and above to submit and implement personal development plans. The ultimate goal is for Molson to have strong leaders in the present and future, in all areas and at all levels of the organization.

The Corporation also identified a select group of top performers as candidates for accelerated development activities, including mentoring by members of the executive management team. Programs focussing on coaching, skills advancement, expertise development and leadership abilities were targeted at these candidates and held during the fiscal year.

Optimal Work Environment

Molson implemented an Optimal Work Environment philosophy that is designed to enhance the overall workplace. The program, which was initiated in the brewery operations, allows people to play a determining role in enhancing manufacturing, for example, through the creation of autonomous problem-solving teams that can design and implement changes locally and provide specific measurement criteria.

The Optimal Work Environment philosophy was applied at the Montreal brewery, where a semi-autonomous team was implemented on the keg line. The team was trained to take responsibility of day-to-day operations and continuous improvement. As a result, the Montreal brewery experienced a significant increase in keg line efficiency and productivity, as well as a reduction in overtime, maintenance and keg repair costs. Beyond these work process improvements, the team was proud and motivated by its ability to contribute. The program is being expanded across all breweries and will be tested in specific management areas.

Attracting and Retaining Talent

The Corporation continued to attract and develop leadership talent in fiscal 2003.

Molson identified innovation and new business development as areas and functions that are key to the Corporation's objective to remain a top performing brewer. Peter Amirault who has 14 years of experience in the beer industry and was most recently Managing Director of a competing Canadian brewery, was hired as Senior Vice President, Business Development and Innovation. The Ontario/West region hired new leadership in the key sales, marketing and trade marketing roles.

In the finance area, Brian Burden, a senior executive with valuable beverage industry expertise was hired as Executive Vice President and Chief Financial Officer of Molson Inc., after his predecessor Robert Coallier moved to Brazil to become President and Chief Executive Officer of Cervejarias Kaiser.

Improvements in employee communications included a revamped company newsletter and greater emphasis on face-to-face communications from senior leaders. As well, a revised and expanded Intranet was launched as a tool for sharing and updating business information on a daily basis within the organization.





Mentoring Program

Strategic emphasis is placed on employee development and succession planning. Senior leaders within the Corporation spent and will spend more time on developing the next generation of leaders to ensure that Molson is well positioned to continue to deliver.



R
RICKAR
HONEY BROWN
1
2
3
4
5 KEY OBJECTIVE
5

Improve Quality

Molson's focus on quality improvement increased in fiscal 2002, with the completion of a Global Benchmarking Study. It continued in fiscal 2003 with a company-wide initiative called "Renaissance in Brewing". The overall changes have helped Molson operate in a much more integrated and consistent fashion across the brewing network.



Canada

During fiscal 2002, Molson embarked on a quality management program which targeted three key areas of the supply chain; the quality of incoming ingredients, "right the first time" manufacturing, and overall consumer and customer satisfaction. In fiscal 2003, progress continued in each of these areas.

The first improvement involved increased focus on upgrading the quality of raw materials used in making beer. Molson implemented a supplier quality program with the top suppliers of key ingredients and packaging materials. The program delivered improvements to the quality and consistency of these materials. During fiscal 2004, more suppliers will be included in the program.

Quality ingredients are only the first step in creating a Molson product. The Corporation's focus on "right the first time" manufacturing is critical to producing high quality products while managing costs. In fiscal 2003, operations teams made significant strides in achieving "right the first time" manufacturing. Molson beer quality has never been higher and production efficiency never been better.

Consumer and customer satisfaction is the third key area. Fiscal 2003 featured the initiation of Field Quality Audits. These audits involved quality professionals venturing into the field to monitor product quality at distribution centres and retail outlets. This data will drive an initiative targeted at improving freshness at the shelf. In addition, Molson tracked how consumers felt about its products through comments derived from a toll-free response hotline. During fiscal 2003, Molson was successful in continuing to improve its performance. At year-end, it had received less than six complaints for every million bottles of beer sold.

Fiscal 2003 also marked the beginning of the implementation phase leading to achievement of global brewing standards. Activities to achieve best-in-class status showed significant progress in a variety of manufacturing areas, such as utilities consumption, waste reduction, productivity and maintenance practices.

Critical to Molson's future success in manufacturing is the modernization of the breweries. When completed, Molson will have undergone a complete Renaissance in Brewing. New equipment will have been installed, new work processes established and a new manufacturing data system implemented. All these enhancements are directed toward revitalizing Molson brewing operations, building capabilities for the future and creating a strong foundation for continued growth.

As evidence of this Renaissance, a new can line was installed in Vancouver. Installation of equipment and employee training began in February 2002. The line was completed by summer and, since then, line efficiencies and productivity have improved, moving steadily closer to the global benchmark for best-in-class.

A state-of-the-art bottling line was installed in Toronto and began operation in January 2003. When operational at targeted levels, productivity will double through better design and greater automation. The facility in which the new line was installed is more worker-friendly, incorporating natural light and sound abatement materials, which contribute to a more pleasant and productive working environment. In the fall of 2002, new packaging technology was installed in Edmonton, dramatically reducing bottle breakage during the packaging process.

Brazil



Molson's Brazilian operations changed dramatically during fiscal 2003. The main feature of this change was the integration of two manufacturing systems into one, as a result of the merger of the Bavaria and Kaiser organizations. Capacity was optimized, distribution harmonized with Coca-Cola's system and synergies in global procurement began to be realized. Additionally, Molson's technical teams in Brazil and Canada worked together to introduce A Marca Bavaria, a new Brazilian import into the Canadian market. The launch of A Marca Bavaria provided these teams with a first chance to transfer technical best practices and knowledge.

Another example of the transfer of technical best practices was the installation of a new automatic foam inspection system. This system is already used in Canada and represents the reciprocal learning philosophy of Molson's geographically diverse operations. Another innovation currently under development is a proprietary line monitoring system that tracks downtime on production lines and provides data for continuous improvement in line efficiency. A system of this type is already in place in Montreal where it has been instrumental in driving Montreal's efficiencies to best-in-class levels.

Brazil is also using the results of the Global Benchmarking Study to identify its own opportunities for efficiency and quality improvement.

United States

In the United States, by working closely with Coors, several regional enhancements were made to the US supply chain and distribution system. In the western region, improved inventory replenishment, quicker processing of orders, as well as tighter delivery schedules, led to the reduction of delivery times from five weeks to one week, thus ensuring the delivery of the freshest beer possible to the market. Distributor orders sourced from the western distribution network met the best-in-class leadtime of one week.

Also, data gathered toward the end of fiscal 2003 revealed that Molson USA made significant strides in addressing service issues with the wholesaler network, as overall service scores rose to parity with other leading import brands.

The Brewing Process


MALT
MALT CLEANER
HOPS
MALT MILL
MASH MIXER
LAUTER TUN
KETTLE
WORT
SPENT GRAINS
HOT WORT TANK
WORT COOLER
YEAST CULTURE
FILTER
CENTRIFUGE
KEGGING
ELECTRONIC INSPECTION
VISUAL INSPECTION
BOTTLING
CROWNING
CANNING
VISUAL INSPECTION
LABELLING
MOLSON

Brewing methods are rooted in a tradition of quality where the finest natural ingredients and the best brewing methods are combined by experienced brewmasters to brew consumer satisfying beers. All production processes are regularly re-evaluated to enhance effectiveness in turning quality ingredients into quality beer.



Going Forward

Molson established clear goals and objectives for the future growth of the Corporation, in terms of profitability, market share, volume, organizational renewal and quality improvement. Significant progress has been made on several fronts, especially in fiscal 2003. There is still much work to do and many more opportunities to seize for Molson to realize the vision.



Canada

Molson remains committed to the stated goal of aligning the cost structure with those of best-in-class global brewers, as researched in the Global Brewing Benchmarking Study completed in 2002. Project 150 has been successfully completed. The next challenge is to generate an additional $125 million in savings through Project 125 in fiscal years 2004 through to 2006. The Corporation is focused on continually driving costs out of the system and to improving the productivity of all facilities.

On the retail and distribution side, Molson is participating in the upgrade of The Beer Stores in Ontario, actively looking for ways to derive greater sales volume from the Liquor Control Board of Ontario (LCBO) store network and exploring the optimal distribution model to use in each Canadian province.

SAP enterprise resource planning (ERP) software and an upgraded computer network will be gradually rolled out across Molson operations. It is expected to vastly improve operations by providing financial insight and better data to enhance business decisions and logistics planning, as well as minimize potential operational disruptions.

Many of the planned improvements emerging from the Global Benchmarking Study will be completed in the next three years, including a series of line modernization projects that will bring world-class technology to Molson's operations. To that end, the Corporation is investing in various types of equipment, including better power distribution technology to reduce wear on equipment and extend the life of the systems now being installed. Another example is gaining self-sufficiency in carbon dioxide (CO_2) by capturing the CO_2 expelled during fermentation and using it to carbonate beer. This is already the practice at the Montreal brewery and will eventually be standard across all of Molson's breweries. Not only does CO_2 self-sufficiency reduce costs, it also conforms to proposed environmental legislation designed to curb CO_2 emissions.

Molson is intent on breaking the market share stalemate in Canada. First, efforts started with the launch of a new owned brand in the growing, high-profit, super premium segment – A Marca Bavaria, brewed in Brazil by Molson and imported in distinctive clear bottles. A successful breakthrough would translate into A Marca Bavaria ranking among the top five import beers in Canada. Second, the Corporation is revitalizing the brand portfolio to respond to evolving consumer demand, especially in the light beer segment. The launch of Ex Light in Quebec and the expanded test marketing of Canadian Light are examples of this. Ex Light is a contemporary, easy-drinking light beer with taste. The beer, uniquely developed by Molson, builds on the rich tradition of the Molson Export brand. Canadian Light features a bold new design and a marketing campaign that sells the positive benefits of a lighter beer. Test marketing of Canadian Light will continue in fiscal 2004, with the rollout beyond Ontario and Alberta.

Brazil

Molson is the second largest brewer in Brazil as a result of the Cervejarias Kaiser acquisition in fiscal 2002. However, there are significant gaps in profitability, pricing and distribution between Molson and the market leader. The Corporation is focused on creating an organization that is capable of reducing these gaps.

Molson identified eight levers that hold the key to achieving profitable growth. They include: broadening distribution, enhancing point of sale execution, strategically improving pricing, improving can profitability, turning around the self-service market, focusing on premium brands, maximizing the potential of the super premium segment, and delivering the desired results.

Molson's Brazilian operations will also continue to focus on becoming leaner, particularly through Projeto Duzentos. All initiatives will be targeted to bringing the Corporation's cost structure and market profile in line.

United States

Investment will continue in the US market to pursue the revitalization of the Molson brands behind the Molson Canadian trademark. Molson USA's overall goal for fiscal 2004 is to grow overall volume by 3% with strong double digit growth on the Canadian trademark. This is the first step to achieving more aggressive growth targets in the years ahead.

In fiscal 2004, Molson USA will focus on significantly improving brand presence in the on-premise channel. This is crucial to raising the profile of the Molson brand among young adult consumers. In addition, Molson USA will increase the scope of operations by moving beyond the Northeast and Midwest and expanding into the Florida and California markets. With new representatives now operating in these states, Molson USA is targeting a significant increase in local sales.

Finally, continued realignment of Molson USA's distribution network with Coors will enable the Corporation to compete more effectively from both an efficiency perspective and an overall leverage perspective.

MOLSON AND THE COMMUNITY

For Molson, fiscal 2003 marked another year of commitment to Canadian communities. The Corporation channels support through three specific programs: Molson Donations Fund (MDF), which contributes solely to the charitable sector; Local Heroes, which provides funding to refurbish existing sports and recreation facilities; and Don't Drink and Drive, Molson's responsible use program.



MOLSON The Molson Donations Fund

In fiscal 2003, Molson contributed approximately $1.6 million to numerous educational, social and healthcare organizations in Canada and, in the process, more narrowly focused the community giving program. Key targeted areas are post-secondary campus programs that encourage leadership and volunteerism, retraining programs for disenfranchised young adults, hospitals that operate trauma units in large urban centres where Molson is present; and the United Way across Canada.

In 2003, Molson's commitment to post-secondary campus programs that foster leadership and volunteerism was reflected in a ninth consecutive one-year partnership with Frontier College for its Students for Literacy Program. An $80,000 donation was made to expand the program across Canada. Over the nine-year period, more than 15,000 university and college students were trained as tutors to provide innovative literacy programs to citizens in need, such as homeless people, adults with disabilities and isolated farm workers.

The MDF also made a $5,000 contribution to the Collège Édouard-Montpetit Development Fund as part of the organization's new campaign, "Le Savoir partagé, les technologies en tête" ("Sharing Knowledge - Keeping Technology in Mind"). Collège Édouard-Montpetit is one of Quebec's largest and most reputable junior colleges (CEGEP).

Several community-based groups that assist young people with training, shelter and basic necessities to get back on their feet benefited from MDF support. Among them: Eva's Phoenix, Serve Canada, All-A-Board Youth ventures, Aunt Leah's, Brown Bagging for Calgary Street Kids and Covenant House, as well as EPOC Montréal and the Fondation Ressource-Jeunesse.

A $50,000 pledge went to St. Michael's Hospital for the Neuro/Trauma Intensive Care Unit. St. Michael's, which has the largest caseload of neurosurgical patients in Canada, is the official hospital for the Toronto Molson Indy. It is recognized as a leading academic health care provider with the finest international experts and state-of-the-art technology.



National Women's Hockey Team Support

A long-time supporter of the Canadian Hockey Association, Molson continued its commitment to the development of hockey in Canada. The Corporation contributed $125,000 to the National Women's Hockey Team players who have been World Champions for seven consecutive years.



Molson and the Community – Highlights

AIDS

For the past 14 years, Molson has been a leader in supporting initiatives at both national and regional levels. It is the National Founding Sponsor of AIDS Walk Canada, which is the major fundraiser for AIDS research and care. At the regional level, Molson provides support to the AIDS Committee of Toronto, BC Persons with AIDS, and the Farha Foundation in Montreal for their annual AIDS Walks and other fundraising initiatives.

MOLSON AND THE COMMUNITY

The John Molson School of Business

Concordia University's John Molson School of Business received an additional $500,000 installment, as part of the MDF's 10-year, $5 million commitment to the institution's building fund. Molson's support of the business faculty is a tribute to the Corporation's founder, John Molson, his descendants and the business leaders who have built their careers at Molson and who have played a vital role in the economic and socio-cultural development of Montreal and Canada.


John Molson
School of Business





MOLSON Local Heroes®

Designed to foster community involvement and encourage healthy lifestyles, the Molson Local Heroes program contributed nearly $700,000 in fiscal 2003 to various small community projects aimed at improving and upgrading local sports and recreation facilities.

Since 1998, Molson has invested more than $3.5 million in the Local Heroes program and more than 22,000 volunteers from communities across Canada have participated in some 2,300 projects to revitalize 450 facilities such as hockey arenas, baseball diamonds, soccer pitches, outdoor skating rinks and community centres.

Hay West

Molson contributed approximately $100,000 to HAY WEST, a unique aid effort in the summer of 2002 that brought relief to Canadian farmers in the drought stricken Prairie region. A caravan of Molson transports and drivers helped ferry some 1,400 bales of hay donated by Ontario farmers to a "hay rail depot". Molson had the hay shipped to Alberta, where additional transports assisted in delivering the hay directly to farmers in the region. In addition, Molson was a lead sponsor of the "Say Hay" Thanksgiving weekend benefit concerts that took place in Edmonton and Calgary.

Responsible Use

Molson continues to support the Don't Drink and Drive program, as part of a commitment to encourage responsible use of beer products. This program is complemented by a partnership with 1-888-TAXIGUY, a national toll-free service that provides access through a single phone call to local taxi service in more than 700 Canadian cities.

An initial campaign launched at the University of Calgary to encourage responsible use on university campuses was well received and will be rolled out to major post-secondary institutions across Canada in the coming year. The campaign reaches young adults through a web-based contest, print ads and campus promotions, helping to reinforce messages about responsible enjoyment and planning ahead.

Regional responsible use activities included a high visibility campaign in Quebec during December, through which the public was reminded of the consequences of drinking and driving through outdoor ads. Molson was also a transportation sponsor at events such as Oktoberfest in Kitchener, Ontario, ensuring patrons arrived home safely.


PLAN AHEAD
DON'T DRINK AND DRIVE
MOLSON

112

03 Molson Inc. Financial Review

Molson Fiscal 2003 Highlights

- Net sales revenue up 20% to $2.5 billion
- Total beer volume up 61% with volume in Canada down 1.4%
- Core brand market share in Canada up 1.0%, overall market share down 0.7%
- Net earnings increased 76% from $178 million to $312 million
- Net earnings per share increased 66% from $1.48 per share to $2.45 per share
- Comparable operating profit (EBIT) up 39% to $516 million (i)
- Comparable net earnings up 45% to $282 million (ii) (iii)
- Comparable net earnings per share up 36% to $2.21 per share (ii) (iii)
- Cash flow from operations before working capital and rationalization costs increased 27% to $370 million

Management's Discussion & Analysis

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the year ended March 31, 2003 in comparison with the year ended March 31, 2002, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Overview

In fiscal 2003, the Corporation continued to deliver a strong overall financial performance which included the positive impact of investments made over the past two years: the acquisition of Kaiser on March 18, 2002 reduced the seasonality of results throughout the year and equipment upgrades made in the Toronto and western breweries delivered cost and production efficiencies as well as innovation capabilities in Canada. From an operational perspective, the market share performance was mixed: core brand market share in Canada gained 1.0 share points while overall market share fell 0.7 share points due to the softening of the overall premium segment in Canada, as well as greater pressure from competitive value brands. Market share in Brazil, including the Kaiser brands, was 14.6%, down 2.4 share points when compared to the year ended March 31, 2002, according to ACNielsen data. The Corporation's focus in fiscal 2004 will be on cost efficiencies and profitable core brand market share growth to deliver long-term shareholder value.


Net sales revenue
(Dollars in millions)
$1,753.7
$1,857.1
$2,102.3
$2,515.2
2000
2001
2002
2003

(i) *Comparable operating profit excludes the fiscal 2003 gain on sale of 20% of Molson's operations in Brazil and the rationalization provisions in both fiscal 2003 and 2002 relating primarily to plant closures.*

(ii) *Comparable net earnings exclude the fiscal 2003 gain on sale of 20% of Molson's operations in Brazil, the after-tax rationalization provision of $41.9 million recorded in fiscal 2003 relating primarily to Brazil plant closures and the minority interest thereon, the after-tax $33.5 million provision for the Regina plant closure recorded in the first quarter of fiscal 2002 and a non-cash $15.0 million reduction in income tax expense recorded in the prior year to reflect changes in enacted future income tax rates.*

(iii) *Comparable net earnings is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). However, in addition to net earnings, comparable net earnings is a useful supplemental measure as it provides investors with a measure of the Corporation's earnings excluding the impact of non-recurring and unusual items. Comparable net earnings excludes the impact of items such as gains and losses on sales of businesses and rationalization provisions, which are not considered by management to be indicative of sustainable earnings. Investors are cautioned, however, that comparable net earnings should not be construed as an alternative to net earnings determined in accordance with GAAP to be used as an indicator of the Corporation's performance. Also, the Corporation's method of calculating comparable net earnings may not be comparable to measures used by others.*

Management's Discussion & Analysis

Financial Highlights

(Dollars in millions, except per share amounts)	**2003**	2002
Sales and other revenues [i]	**$ 3,529.2**	$ 2,830.8
Brewing excise and sales taxes	**1,014.0**	728.5
Net sales revenue	**$ 2,515.2**	$ 2,102.3
Earnings before interest, income taxes and amortization (EBITDA)		
and the under-noted	**$ 580.5**	$ 426.4
Gain on sale of 20% of operations in Brazil	**(64.2)**	–
Provisions for rationalization	**63.5**	50.0
EBITDA [i]	**581.2**	376.4
Amortization of capital assets	**64.9**	54.6
Earnings before interest and income taxes (EBIT)	**516.3**	321.8
Net interest expense	**95.4**	65.5
Income tax expense	**115.0**	80.7
Earnings before minority interest	**305.9**	175.6
Minority interest	**6.5**	–
Earnings from continuing operations	**312.4**	175.6
Earnings from discontinued operations	**–**	2.0
Net earnings	**$ 312.4**	$ 177.6
Basic net earnings per share		
Continuing operations	**$ 2.45**	$ 1.46
Discontinued operations	**–**	0.02
Total	**$ 2.45**	$ 1.48
Diluted net earnings per share		
Continuing operations	**$ 2.41**	$ 1.43
Discontinued operations	**–**	0.02
Total	**$ 2.41**	$ 1.45
Cash provided from operations before working capital and rationalization costs	**$ 370.1**	$ 292.3
Dividends per share	**$ 0.42**	$ 0.38
Weighted average outstanding shares *(millions)*		
Basic	**127.3**	120.1
Diluted	**129.5**	122.4

[i] *Results for the year ended March 31, 2003 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter. Results for the year ended March 31, 2002 included 100% of the results of Bavaria S.A. in Brazil and 100% of the operations of Kaiser for the period from March 19, 2002 to March 31, 2002.*


Comparable net earnings per share


$2.21
$1.62
$1.19
$0.94
2000
2001
2002
2003

For the year ended March 31, 2003, net sales revenue increased 20% to $2.5 billion compared to $2.1 billion for the same period last year. The increase is comprised primarily of a 5% revenue increase in Molson's operations in Canada and the consolidation of Kaiser in fiscal 2003. Brewing volume increased by 61% to 23.08 million hectolitres due mainly to the additional volume from Kaiser offset, in part, by lower volumes in Canada.

Net earnings for the year ended March 31, 2003 were $312.4 million compared to $177.6 million for the prior year. The current year's earnings included a gain of $64.2 million on the sale of 20% of Molson's operations in Brazil and a pre-tax charge for the previously announced plant closures and other costs relating to Bavaria in Brazil in the amount of $63.5 million. The prior year included rationalization costs relating to the Regina plant closure of $50.0 million, a non-cash $15.0 million reduction of future tax liabilities resulting from the enactment of future tax rate reductions as well as the gain on sale of the Corporation's Sports and Entertainment business in the amount of $2.0 million.

Comparable net earnings from continuing operations for the period, excluding the gain on sale of $64.2 million, the charge for rationalization costs in both years and the $15.0 million tax adjustment recorded in fiscal 2002, were $281.7 million or a 45% increase from $194.1 million for last year. Comparable net earnings per share increased 36% to $2.21 per share.

The table below shows Molson's comparable net earnings from continuing operations and earnings per share from continuing operations for the years ended March 31, 2003 and 2002.

	Net earnings for the years ended March 31		Net earnings per share for the years ended March 31	
(Dollars in millions, except per share amounts)	**2003**	2002	**2003**	2002
Net earnings	**$ 312.4**	$177.6	**$ 2.45**	$ 1.48
After-tax adjustments to arrive at comparable net earnings from continuing operations:				
Gain on sale of 20% of operations in Brazil	**(64.2)**	–	**(0.50)**	–
Provisions for rationalization	**41.9**	33.5	**0.33**	0.28
Minority interest impact on Brazil rationalization provision	**(8.4)**	–	**(0.07)**	–
Tax adjustment related to changes in enacted future tax rates	**–**	(15.0)	**–**	(0.12)
Earnings from discontinued operations	**–**	(2.0)	**–**	(0.02)
Comparable net earnings from continuing operations	**$ 281.7**	$194.1	**$ 2.21**	$ 1.62

The increased comparable net earnings reflect the combined impact of improved efficiencies in manufacturing operations, the acquisition of Kaiser and inclusion of its operating profit for the entire fiscal year as well as consumer price increases in Canada.

Amortization of capital assets for fiscal 2003 increased to $64.9 million, compared to $54.6 million last year resulting from the inclusion of Kaiser's operations in fiscal 2003, partially offset by lower depreciation expense in Canada resulting from recent brewery closures.

Net interest expense for the year was $95.4 million which was $29.9 million higher than the prior fiscal year reflecting the overall increase in average net debt, including other interest bearing liabilities, resulting from the Kaiser acquisition in Brazil.

The effective tax rate for the year ended March 31, 2003 on comparable net earnings, excluding the tax recovery of $21.6 million relating to the provision for rationalization, was 32.5%. The provision for income taxes for the year ended March 31, 2002 included a $15.0 million reduction of future income tax liabilities resulting from enactment of future tax rate reductions announced in various provincial budgets and a recovery of $16.5 million relating to the provision for rationalization. Excluding these items, the comparable tax rate was 36.6% in fiscal 2002. The decreased tax rate in fiscal 2003 is largely attributable to reduced statutory tax rates in Canada and the mix of earnings primarily between Canada and Brazil.

Cash flow from operations before changes in working capital and rationalization costs for the year ended March 31, 2003 increased by 27% to $370.1 million, compared to $292.3 million for the same period last year reflecting higher net earnings from continuing operations.

Review of Operations

Molson's business operations consist of the ownership of 100% of Molson Canada; 80% of Cervejarias Kaiser Brazil, S.A. ("Kaiser"); 49.9% of Coors Canada (results proportionately consolidated) and a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

The following table contains a summary of the Corporation's financial results for fiscal 2003 with a comparison to fiscal 2002:

(Dollars in millions)	**2003**	2002
Sales and other revenues	**$ 3,529.2**	$ 2,830.8
Brewing excise and sales taxes	**1,014.0**	728.5
Net sales revenue	**$ 2,515.2**	$ 2,102.3
EBITDA before the under-noted	**$ 580.5**	$ 426.4
Amortization of capital assets	**64.9**	54.6
Operating profit (EBIT) before the under-noted	**515.6**	371.8
Gain on sale of 20% of operations in Brazil	**(64.2)**	–
Provisions for rationalization	**63.5**	50.0
EBIT	**$ 516.3**	$ 321.8
Percentage change – EBIT before gain on sale and provisions for rationalization	**39%**	


Comparable EBITDA
(Dollars in millions)
$321.1
$351.5
$426.4
$580.5
2000
2001
2002
2003


Comparable EBIT
(Dollars in millions)
$264.0
$302.1
$371.8
$515.6
2000
2001
2002
2003

The following table details certain financial information by business unit:

	Sales and Other Revenues		Net Sales Revenue		EBITDA		EBIT	
(Dollars in millions)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Canada	**2,628.3**	2,520.1	**2,001.4**	1,903.4	**530.1**	427.6	**485.4**	380.4
Brazil [i]	**816.0**	224.0	**442.1**	127.7	**56.5**	4.5	**36.5**	(2.9)
United States	**84.9**	86.7	**71.7**	71.2	**(6.1)**	(5.7)	**(6.3)**	(5.7)
Totals before non-recurring items	**3,529.2**	2,830.8	**2,515.2**	2,102.3	**580.5**	426.4	**515.6**	371.8
Gain on sale of 20% of operations in Brazil	**–**	–	**–**	–	**64.2**	–	**64.2**	–
Provisions for rationalization	**–**	–	**–**	–	**(63.5)**	(50.0)	**(63.5)**	(50.0)
Consolidated	**3,529.2**	2,830.8	**2,515.2**	2,102.3	**581.2**	376.4	**516.3**	321.8

[i] *Results for the year ended March 31, 2003 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter. Results for the year ended March 31, 2002 included 100% of the results of Bavaria S.A. in Brazil and 100% of the operations of Kaiser for the period from March 19, 2002 to March 31, 2002.*


Molson volume
(Hectolitres in millions)
11.53
11.74
14.36
23.08
2000
2001
2002
2003

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson's volume in Brazil during fiscal 2003 and 2002:

Volume *(Hectolitres in millions)*	**2003 Estimated**	2002 Actual
Industry volume in Canada [(i)]	**21.11**	21.07
Molson (Canada)	**9.37**	9.50
Molson production for shipment to the United States	**1.77**	1.90
Brazil	**11.94**	2.96
Total Molson volume	**23.08**	14.36

(i) *Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.*

Total estimated industry sales volume in Canada increased marginally by 0.2% to 21.11 million hectolitres during the year ended March 31, 2003, compared to fiscal 2002. Molson's volume in Canada decreased 1.4% to 9.37 million hectolitres during the same period with decreases primarily in Ontario and the western provinces. Molson's production for sale in the United States included primarily Molson brands, which were unchanged from last year, and the Foster's brand.

Canada

Net sales and other revenues increased by 5% to $2.0 billion in the year reflecting increased selling prices and favourable mix when compared to last year offset in part by lower volumes. Comparable operating profit increased 28% to $485.4 million for the year ended March 31, 2003 reflecting improved margins.

Market Share (%)	**2003 Estimated**	2002 Actual
Including sales of imports:		
Canada	**44.4**	45.1
Quebec/Atlantic	**42.8**	42.8
Ontario/West	**45.2**	46.3

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Molson has the highest market share in Newfoundland, Quebec, Ontario, Saskatchewan and Alberta. Market conditions remain highly competitive and Molson will continue to concentrate on market share growth of core strategic brands nationally and on key regional markets which have strong growth opportunities. Molson anticipates that the beer industry in Canada will grow moderately over the next few years due to demographic factors.

Molson's average estimated market share for all beer sold in Canada during the fiscal year ended March 31, 2003 declined to 44.4% from 45.1% compared to the same period last year, however, core brands continue to perform well with a share increase of 1.0 share points on a national basis.

The Quebec/Atlantic region's market share remained at the prior year's level of 42.8%, however, core brand share increased 3.0 share points, despite intense levels of competitive tactical marketing and trade programs in the Quebec super premium and discount beer segments.

The Ontario/West region's market share declined from 46.3% to 45.2%, however, core brand market share was only marginally below the prior year's level. The overall decrease reflects strong competitor discount pricing activity, primarily in Ontario and Alberta, and Molson's reduced in-case promotions. The decline is also attributable to the softening of the premium segment and the related impact on the Molson Canadian brand as well as increased pressure from competitive value brands.

Coors Canada

The Coors Canada partnership is responsible for the management of Coors brands in Canada. Molson brews, distributes and sells the Coors Light brand in Canada.

Coors Canada continued its strong performance in fiscal 2003. EBITDA experienced double-digit growth despite an aggressive competitive environment during the year. The Coors Light brand remains the market leader in the light beer segment and continues to be the fourth-largest brand in Canada. In fiscal 2003, Coors Light's estimated average national market share was 7.9%.

Brazil

On March 18, 2002, Molson acquired 100% of the outstanding shares of Kaiser, whose assets include the Kaiser brands and eight brewing facilities in Brazil, for $1,136.3 million which included transaction costs and is net of cash acquired. In a separate transaction that closed on April 17, 2002, Molson sold 20% of its Brazilian operations to Heineken N.V. for proceeds of $333.9 million. This resulted in a gain of $64.2 million which was recorded in the three-month period ended June 30, 2002. The Corporation received unconditional approval for both transactions from the Brazilian competition authorities during fiscal 2003.

The following table summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent Canadian dollar amounts:

	Years ended March 31			
	BRL		CAD	
(Currency in millions)	**2003**	2002	**2003**	2002
Sales and other revenues	**1,675.4**	346.0	**816.0**	224.0
Net sales revenue	**910.7**	197.0	**442.1**	127.7
EBITDA (i)	**123.3**	6.2	**56.5**	4.5
EBIT (i)	**83.2**	(5.1)	**36.5**	(2.9)

(i) *Results for the year ended March 31, 2003 exclude the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million.*

(ii) *Results for the year ended March 31, 2003 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter. Results for the year ended March 31, 2002 included 100% of the results of Bavaria S.A. in Brazil and 100% of the operations of Kaiser for the period from March 19, 2002 to March 31, 2002.*

121

Total sales volume for the year was 11.94 million hectolitres compared to 2.96 million hectolitres last year reflecting the increased volume attributable to the Kaiser acquisition. Total estimated Molson market share in Brazil was 14.6% in fiscal 2003 compared to 17.0% in fiscal 2002 including Kaiser market share, according to ACNielsen data.

In fiscal 2003, Kaiser continued with its pricing strategy to improve the positioning of its brands against its major competitor and increased prices of products in both returnable and non-returnable containers in the second and third quarters. Price increases of 5% and 4% were realized in July and December respectively for returnable products and increases of 10% and 12% were realized for non-returnable containers in July and December respectively.

Certain raw materials are purchased in the international markets and are paid for or impacted by the fluctuation in the US dollar. For example, although aluminum cans are purchased in Brazil, the price paid is directly influenced by the fluctuation of the US dollar against the Brazilian real. As a result, Molson announced in September 2002 a series of initiatives to reduce the exposure of its local operating results to adverse currency fluctuations in Brazil. Among these initiatives is a currency hedging program which resulted in the fixing of a portion of US dollar costs during fiscal 2003.

Molson also implemented several other initiatives to offset the recent currency fluctuation in Brazil including beer price increases discussed above, accelerated operating cost reductions and tight capital expenditure controls as well as efforts to realign product mix to optimize profitability under existing currency conditions.

In the first quarter of fiscal 2003, Molson announced certain initiatives to achieve its commitment to deliver synergies and cost reductions over the next three years in Brazil. These initiatives included the closure of two Bavaria plants and one Kaiser plant due to strategic geographic considerations. Both the Bavaria and Kaiser brands are now being produced throughout the production network. As a result of these initiatives, Molson recorded a rationalization provision relating to the Bavaria costs of $63.5 million which included primarily fixed asset write-downs, employee severance costs and an accrual for the termination of the distribution arrangement with Companhia de Bebidas das Américas.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United States focused on clear operating objectives and a well-defined brand portfolio – Molson Canadian, Molson Canadian Light, Molson Golden and Molson Ice. Molson USA is responsible for the marketing and selling of these brands with Coors providing the sales, distribution and administrative support.

Molson USA introduced new advertising campaigns and packaging initiatives to reposition its brand with American consumers. Specifically, the focus in fiscal 2003 was in building the Molson Canadian trademark and the results were positive. The Molson Canadian trademark continued to show market share gains with volume growth of 39.4% in fiscal 2003 when compared to last year. Furthermore, the Molson Canadian trademark's volume now represents a more significant percentage of the total Molson USA portfolio – growing to 36% in fiscal 2003 from 26% in fiscal 2002.

Overall, Molson's total volume in the United States for the year ended March 31, 2003 was up 0.1% compared to last year and represented a significant trend improvement versus the decline of 12.5% for the previous year.

The following table summarizes the operating results of Molson's business in the United States in US dollars and the equivalent Canadian dollar amounts:

	Years ended March 31					
	USD		CAD		Molson 50.1% Share CAD	
(Dollars in millions)	**2003**	2002	**2003**	2002	**2003**	2002
Sales and other revenues	**109.4**	109.4	**169.4**	173.0	**84.9**	86.7
Net sales revenue	**92.4**	90.9	**143.1**	142.2	**71.7**	71.2
EBITDA	**(7.9)**	(7.2)	**(12.3)**	(11.5)	**(6.1)**	(5.7)
EBIT	**(8.1)**	(7.2)	**(12.6)**	(11.5)	**(6.3)**	(5.7)

Other

Provisions for Rationalization

As part of the acquisition of Kaiser, the Corporation undertook a review of its brewing capacity in Brazil. As a result, Molson recorded a provision for plant closures and other costs in the amount of $63.5 million in the first quarter of fiscal 2003 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network.

Results for fiscal 2002 included a provision for rationalization relating primarily to the closure of Molson's Regina brewery. A pre-tax provision of $50.0 million was recorded which included primarily the write-down of fixed assets and employee costs.

Gain on Sale of Brazilian Operations

As part of the Kaiser acquisition, the Corporation sold 20% of its Brazilian operations to Heineken N.V. for $333.9 million. The transaction closed April 17, 2002 and a gain of $64.2 million was recorded.

Discontinued Operations

On July 25, 2001, the Corporation completed the transaction for the sale of the Sports and Entertainment business consisting of the Montreal Canadiens of the National Hockey League ("NHL") and the Molson Centre and recorded a gain on disposal of $2.0 million. The Corporation received $190.0 million in cash, less closing adjustments, with the balance of payment in the form of preferred shares as well as a 19.9% interest in an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5 million, subject to certain terms and conditions.

The Corporation has given certain undertakings to the lenders of the purchaser such that, in the event the purchaser is unable to meet its obligations, Molson would exercise control over the entity that owns the entertainment business and the Montreal Canadiens, at predetermined conditions and subject to NHL approval. The obligations of the purchaser to such lenders at March 31, 2003 were $92.0 million.

As part of the sale of Beaver Lumber in fiscal 2000, Molson received a promissory note in the amount of $35 million. In December 2001, the note, and interest of $4.3 million, were repaid.

Management's Discussion & Analysis


Capital structure
(Dollars in millions)
Net debt
Equity
$2,075.9
$1,929.7
$2,849.0
$2,241.4
2000
2001
2002
2003

Financial Condition and Liquidity

Molson's consolidated balance sheet as at March 31, 2003, together with comparative fiscal 2002 figures, is summarized as follows:

(Dollars in millions)	**2003**	2002
Current assets	**$ 437.2**	$ 505.7
Less current liabilities	**(814.0)**	(880.5)
Working capital	**(376.8)**	(374.8)
Investments and other assets	**127.6**	140.4
Property, plant and equipment	**1,026.9**	1,188.5
Intangible assets	**2,322.9**	2,671.7
	$ 3,100.6	$ 3,625.8
Represented by:		
Long-term debt	**$ 1,180.0**	$ 1,687.2
Deferred liabilities	**380.5**	426.5
Future income taxes	**355.0**	338.2
Minority interest	**152.1**	–
	2,067.6	2,451.9
Shareholders' equity	**1,033.0**	1,173.9
	$ 3,100.6	$ 3,625.8

In fiscal 2004, working capital requirements will continue to be funded through cash generated from operations and available credit facilities.

Capital Spending

Molson's capital spending of $85.9 million in fiscal 2003 (fiscal 2002 – $72.4 million) was concentrated primarily in Canada as well as on the facilities in Brazil. Capital spending in Canada in the amount of $65.5 million was to support the Corporation's strategic requirements, primarily in the Vancouver and Toronto breweries, to upgrade capacity and efficiency. Capital spending in fiscal 2004 is expected to be approximately $100 million, including approximately $70 million on brewing facilities in Canada.

Molson expects to fund fiscal 2004 capital expenditures from operating cash flow. All capital projects are subject to an economic value added (EVA) analysis to ensure that spending is prioritized to maximize shareholder value.

Shareholders' Equity
In fiscal 2003, as part of the Corporation's previously announced normal course issuer bid, Molson repurchased 1,281,275 Class "A" shares and 100,000 Class "B" shares at prices ranging between $31.62 to $38.16. The share buy-back is consistent with the Corporation's objective to offset the dilutive impact from the granting of stock options.

Molson's capital stock was unchanged at $719.4 million in fiscal 2003 reflecting shares repurchased by the Corporation during the year offset by the issuance of stock dividends and the exercise of stock options.

Shareholders' equity at March 31, 2003 included cumulative unrealized translation adjustments of $363.2 million compared to $5.8 million at March 31, 2002 reflecting the net change in foreign currency denominated net assets of self-sustaining foreign operations on their translation into Canadian dollars at year-end. The translation adjustments for the current year mainly reflect the relative strengthening during fiscal 2003 of the Canadian dollar compared to the Brazilian real.

Molson's book value per share based on shareholders' equity decreased 12% to $8.12 at March 31, 2003 from $9.19 at March 31, 2002, reflecting net earnings of $312.4 million in the current fiscal year which was more than offset by the negative impact of the foreign currency translation account adjustments.

Dividends
Dividends paid to shareholders totalled $53.5 million in fiscal 2003, compared with $45.4 million in fiscal 2002. Molson's quarterly dividend rate was increased by $0.01 or 10% to $0.11 per share effective in the third quarter of fiscal 2003. In fiscal 2002, the quarterly dividend was also increased by $0.01 to $0.10 in the third quarter.

The dividends declared are consistent with the previously announced dividend policy, approved by the Board of Directors in November 2001, which is to have a dividend payout range of 25% – 30% of trailing net earnings.

Financial Instruments and Long-Term Liabilities
Molson's consolidated long-term debt at March 31, 2003 and 2002 was as follows:

(Dollars in millions)	**2003**	2002
Molson Inc.		
Term loan	**$ 329.3**	$ 607.3
Debentures	**149.7**	299.3
Molson Canada		
Term Loan	**99.9**	–
Debentures	**580.5**	733.4
Brazil	**61.2**	106.1
	1,220.6	1,746.1
Less current portion	**40.6**	58.9
	$ 1,180.0	$ 1,687.2

Management's Discussion & Analysis


Net debt-to-equity ratio
Net debt
Equity
52:48
59:41
59:41
54:46
2000
2001
2002
2003

At March 31, 2003, the Corporation had $299.3 million drawn under an 18-month bridge facility that expires on September 17, 2003. The Corporation also has a three-year, $625 million revolving facility that expires on March 17, 2005 and included $30 million of drawings as at March 31, 2003 and will be used to repay the balance of the 18-month bridge facility.

The repayment of the $150.0 million debenture due on March 11, 2003 was funded by existing credit facilities.

On June 7, 2002, Dominion Bond Rating Service confirmed Molson Inc. and Molson Canada's ratings at A (low) and A respectively, both with a stable trend.

Standard and Poor's current credit rating for both Molson Inc. and Molson Canada's long-term debt is BBB+ with a negative outlook and was unchanged from last year.

The Corporation had previously entered into two interest rate swap agreements for $100 million each on a Molson Canada debenture. In December 2002, the third party bank exercised its right to cancel one contract which resulted in $100 million in variable rate debt reverting back to fixed rate debt. The other swap agreement has the same term as the debenture due on June 2, 2008.

The Corporation has a securitization arrangement for the sale, with limited recourse, of certain accounts receivable. As of March 31, 2003, Molson received total proceeds of $54.0 million from the sale of a portion of the outstanding receivables, compared to $55.0 million received as of March 31, 2002.

Interest rates on total long-term debt ranged between 3.7% and 9.1% in Canada and 6.5% and 21.7% in Brazil during fiscal 2003.

At March 31, 2003, Molson's net debt-to-equity ratio was 54:46 compared to 59:41 in fiscal 2002, reflecting primarily the net repayment of approximately $483 million of additional debt to acquire Kaiser. Equity decreased as a result of the impact of unrealized translation adjustments which was partially offset by the fiscal 2003 net earnings.

Molson utilizes off-balance sheet financial instruments primarily to manage borrowing costs and to hedge cash flow needs in US dollars and certain commodity requirements. The instruments that are used to hedge these risks consist mainly of swaps, foreign currency options and forward contracts.

Molson follows a policy of not using financial instruments for speculative purposes and has procedures in place to monitor and control the use of financial instruments.

126

Changes in Cash Flows

The decrease in net cash of $58.8 million in the current year, together with a comparison for fiscal 2002, is summarized below:

(Dollars in millions)	**2003**	2002
Provided from operations	**$ 370.1**	$ 292.3
Provided from (used for) working capital	**(51.5)**	44.8
Rationalization costs	**(36.4)**	(15.5)
Provided from operating activities	**282.2**	321.6
Provided from (used for) investing activities	**249.8**	(1,164.5)
Provided from (used for) financing activities	**(578.4)**	635.8
Decrease in cash from continuing operations	**(46.4)**	(207.1)
Effect of exchange rate changes on cash	**(6.2)**	-
Increase (decrease) in net cash from discontinued operations	**(6.2)**	201.2
Decrease in cash	**$ (58.8)**	$ (5.9)


Cash flow from operations before working capital and rationalization costs
(Dollars in millions)
$211.7
$232.0
$292.3
$370.1
2000
2001
2002
2003

Cash provided from investing activities of $249.8 million in fiscal 2003 reflected primarily the proceeds of $333.9 million on the sale of 20% of the operations in Brazil offset in part by $85.9 million spent on additions to property, plant and equipment.

In fiscal 2002, cash used for investing activities included $1,136.3 million to acquire Kaiser, as well as $72.4 million for property, plant and equipment additions.

Cash used for financing activities in fiscal 2003 included the net reduction in long-term debt of $483.4 million and $50.2 million for the repurchase of shares under the normal course issuer bid. In fiscal 2002, cash provided from financing activities of $635.8 million reflected the net increase in long-term debt of $440.2 million and the issuance of $238.2 million of Molson Inc. Class "A" shares for cash to finance the acquisition of Kaiser.

Cash used for discontinued operations in fiscal 2003 consisted of $6.2 million for operating activities to fund obligations previously provided for in the accounts. In fiscal 2002, cash provided from discontinued operations included $190.0 million received on the sale of the Molson Centre and the Montreal Canadiens.

Risks and Uncertainties

Foreign Exchange Risk

With the acquisitions of Bavaria and Kaiser, Molson is exposed to fluctuations in foreign exchange rate movements as substantially all of its revenues in Brazil are in reais. Also, a significant portion of Molson's operating expenses, in particular those related to hops, malt and aluminum, are also denominated in or linked to US dollars. Molson enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. As of March 31, 2003, hedging activities consisted of foreign exchange contracts and foreign currency swaps including marketable securities indexed to US dollars.

Commodity Risk
Molson uses a large volume of agricultural materials to produce its products, including malt and hops. The Corporation purchases a significant portion of its malt and all of its hops outside Brazil and Canada, as well as substantial quantities of aluminum cans. In Brazil, all the hops purchased in the international markets outside South America are paid in US dollars. In addition, although aluminum cans are purchased in Brazil, the price paid is directly influenced by the fluctuation of the US dollar against the Brazilian real. The Corporation reduces exposure to the commodity price fluctuations through the negotiation of fixed prices with suppliers for periods generally less than one year. In addition, a commodity hedging program was introduced in fiscal 2003 which allows for the use of financial instruments to manage and reduce the impact of changes in commodity prices in future years. The Corporation's policy is to enter into hedging contracts for specific business requirements and does not permit the use of financial instruments for speculative purposes.

Tax and Other Contingent Liabilities - Brazil
Kaiser and Bavaria are party to a number of claims from the Brazilian tax authorities. The Corporation has either paid, or alternatively made provisions for, the amounts it believes may be ultimately due pursuant to these claims. These legal tax proceedings include claims for income taxes, Federal excise taxes (IPI), value-added tax (ICMS), revenue taxes (PIS / Federal unemployment insurance contribution) and COFINS (Federal social security tax).

Contingent Liabilities
Molson is subject to certain legal claims arising in the normal course of business and as a result of the disposition of previously held and discontinued businesses, none of which is expected to materially affect the financial results of the Corporation.

Environment
Molson has a comprehensive program, guided by a committee of the Board of Directors, to oversee environmental, crisis management and health and safety matters. Management has concluded, based on existing information and applicable laws and regulations, that the amounts expended or anticipated to be expended by the Corporation on these matters, other than as specifically provided for, are not likely to be material to Molson's operations or financial condition. Management is also unaware of any instance of non-compliance with environmental laws and regulations that is not already being responsibly addressed.

Impact of New Accounting Pronouncements
Effective with the fiscal year commencing on April 1, 2002, Molson adopted the new accounting pronouncements of the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments" and Accounting Guideline 14 "Disclosure of Guarantees". Further details are provided in notes 1, 17 and 18 to the consolidated financial statements. As previously announced, the Corporation will revise its accounting policy, effective April 1, 2003, to begin expensing the cost of stock options in its accounts.

Effective with the fiscal year commencing on April 1, 2001, Molson adopted the new accounting pronouncements of the CICA Handbook section 3500 "Earnings per Share", section 1751 "Interim Reporting" and section 3062 "Goodwill and Other Intangible Assets". Further details are provided in note 1 to the consolidated financial statements.

Responsibilities for Financial Statements

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Corporation. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The major accounting policies followed by the Corporation are set out in note 1 to the financial statements.

To assist management in discharging these responsibilities, the Corporation maintains an effective system of internal control which is designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management's authorization, and that the financial records form a reliable base for the preparation of accurate and timely financial information.

PricewaterhouseCoopers LLP, Chartered Accountants, are appointed by the shareholders and have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Corporation.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit and Finance Committee composed of five independent directors. The Audit and Finance Committee meets periodically with management and with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit and Finance Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

(Signed: Daniel J. O'Neill)

Daniel J. O'Neill
President and Chief Executive Officer
May 2, 2003

(Signed: Brian Burden)

Brian Burden
Executive Vice President and Chief Financial Officer

Auditors' Report

To the Shareholders of Molson Inc.

We have audited the consolidated balance sheets of Molson Inc. as at March 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed: PricewaterhouseCoopers, LLP)

PricewaterhouseCoopers, LLP
Chartered Accountants
Montreal, Canada, May 2, 2003

Molson Inc.

Consolidated Statements of Earnings

Years ended March 31, 2003 and 2002 *(Dollars in millions, except share and per share amounts)*	2003	2002
Sales and other revenues	**$ 3,529.2**	$ 2,830.8
Brewing excise and sales taxes	**1,014.0**	728.5
Net sales revenue	**2,515.2**	2,102.3
Costs and expenses		
Cost of sales, selling and administrative costs	**1,934.7**	1,675.9
Gain on sale of 20% of operations in Brazil (note 3)	**(64.2)**	-
Provision for rationalization (note 5)	**63.5**	50.0
	1,934.0	1,725.9
Earnings before interest, income taxes and amortization	**581.2**	376.4
Amortization of capital assets	**64.9**	54.6
Earnings before interest and income taxes	**516.3**	321.8
Net interest expense (note 6)	**95.4**	65.5
Earnings before income taxes	**420.9**	256.3
Income tax expense (note 7)	**115.0**	80.7
Earnings before minority interest	**305.9**	175.6
Minority interest	**6.5**	-
Earnings from continuing operations	**312.4**	175.6
Earnings from discontinued operations (note 8)	**-**	2.0
Net earnings	**$ 312.4**	$ 177.6
Net earnings per share from continuing operations (note 9)		
Basic	**$ 2.45**	$ 1.46
Diluted	**$ 2.41**	$ 1.43
Net earnings per share (note 9)		
Basic	**$ 2.45**	$ 1.48
Diluted	**$ 2.41**	$ 1.45

Consolidated Statements of Retained Earnings

Years ended March 31, 2003 and 2002 *(Dollars in millions)*	2003	2002
Retained earnings – beginning of year	**$ 460.3**	$ 328.1
Net earnings	**312.4**	177.6
Cash dividends declared	**(51.8)**	(45.0)
Stock dividends declared	**(1.7)**	(0.4)
Excess of share repurchase price over weighted-average stated capital (note 17)	**(42.4)**	-
Retained earnings – end of year	**$ 676.8**	$ 460.3

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

As at March 31, 2003 and 2002
(Dollars in millions)

	2003	2002
Assets		
Current assets		
Cash	$ **12.2**	$ 71.0
Accounts receivable (note 16)	**197.3**	196.0
Inventories (note 10)	**162.3**	183.5
Prepaid expenses	**65.4**	55.2
	437.2	505.7
Investments and other assets (note 11)	**127.6**	140.4
Property, plant and equipment (note 12)	**1,026.9**	1,188.5
Intangible assets, excluding goodwill (note 13)	**1,552.5**	1,690.4
Goodwill	**770.4**	981.3
	$ **3,914.6**	$ 4,506.3
Liabilities		
Current liabilities		
Accounts payable and accruals	$ **540.4**	$ 624.8
Provision for rationalization costs (note 5)	**14.6**	28.9
Income taxes payable	**77.8**	66.1
Dividends payable	**14.0**	12.0
Future income taxes (note 7)	**126.6**	89.8
Current portion of long-term debt (note 14)	**40.6**	58.9
	814.0	880.5
Long-term debt (note 14)	**1,180.0**	1,687.2
Deferred liabilities (note 15)	**380.5**	426.5
Future income taxes (note 7)	**355.0**	338.2
Minority interest	**152.1**	–
	2,881.6	3,332.4
Shareholders' equity		
Capital stock (note 17)	**719.4**	719.4
Retained earnings	**676.8**	460.3
Unrealized translation adjustments (note 21)	**(363.2)**	(5.8)
	1,033.0	1,173.9
	$ **3,914.6**	$ 4,506.3

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Signed on behalf of the Board:

(Signed: Daniel J. O'Neill)

Daniel J. O'Neill,
Director

(Signed: Lloyd I. Barber)

Lloyd I. Barber,
Director

Molson Inc.

Consolidated Statements of Cash Flows

Years ended March 31, 2003 and 2002
(Dollars in millions)

	2003	2002
Operating activities		
Earnings from continuing operations	**$ 312.4**	$ 175.6
Gain on sale of 20% of operations in Brazil	**(64.2)**	-
Provisions for rationalization (note 5)	**63.5**	50.0
Amortization of capital assets	**64.9**	54.6
Future income taxes	**26.2**	9.9
Minority interest	**(6.5)**	-
Other	**(26.2)**	2.2
Cash provided from operations before working capital and rationalization costs	**370.1**	292.3
Provided from (used for) working capital	**(51.5)**	44.8
Rationalization costs	**(36.4)**	(15.5)
Cash provided from operating activities	**282.2**	321.6
Investing activities		
Business acquisitions (note 3)	**-**	(1,136.3)
Proceeds from sale of 20% of operations in Brazil	**333.9**	-
Additions to property, plant and equipment	**(85.9)**	(72.4)
Additions to investments and other assets	**(9.1)**	(3.0)
Additions to intangible assets	**-**	(2.0)
Proceeds from disposal of property, plant and equipment	**1.1**	9.4
Proceeds from disposal of investments and other assets	**9.8**	39.8
Cash provided from (used for) investing activities	**249.8**	(1,164.5)
Financing activities		
Increase in long-term debt	**454.1**	867.2
Reduction in long-term debt	**(937.5)**	(427.0)
Securitization of accounts receivable (note 16)	**(1.0)**	(2.0)
Shares issued on business acquisition (note 3)	**-**	238.2
Shares repurchased (note 17)	**(50.2)**	-
Cash dividends paid	**(49.8)**	(45.0)
Other	**6.0**	4.4
Cash provided from (used for) financing activities	**(578.4)**	635.8
Decrease in cash from continuing operations	**(46.4)**	(207.1)
Increase (decrease) in net cash from discontinued operations (note 8)	**(6.2)**	201.2
Decrease in cash	**(52.6)**	(5.9)
Effect of exchange rate changes on cash	**(6.2)**	-
Cash, beginning of year	**71.0**	76.9
Cash, end of year	**$ 12.2**	$ 71.0

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Accounting Policies

1

Consolidation
The accounts of the Molson Canada partnership and all subsidiaries controlled by the Corporation are consolidated including the 80% interest in the operations in Brazil, which includes Cervejarias Kaiser Brazil S.A. ("Kaiser") and Bavaria S.A. ("Bavaria"). The minority interest accounts reflect the non-controlling shareholder's interest in the Corporation's operations in Brazil.

Joint Ventures and Other Investments
The Corporation's 49.9% investment in the Coors Canada partnership and its 50.1% investment in Molson USA are proportionately consolidated.

Investments in entities over which the Corporation exercises significant influence are accounted for by the equity method. Other investments are carried at the lower of cost and net recoverable amount.

Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future, actual results could differ from the estimates.

Inventories
Inventories of raw materials and supplies are valued at the lower of average cost and net realizable value. Work in progress and finished goods are valued at the lower of average cost and net realizable value and include the cost of raw materials, labour and overhead expenses. The cost of returnable containers in Canada is amortized over their estimated useful lives of four years and in Brazil the cost of returnable containers is charged to distributors at the time of shipment.

Capital Assets
Property, plant and equipment are stated at the lower of cost less accumulated amortization and the net recoverable amount. Amortization is provided from the date property, plant and equipment are placed into service on a straight-line method, principally at annual rates of 1.5% to 5% for buildings and from 2% to 33% for equipment.

Intangible assets, which include goodwill, brand names and the distribution network access in Brazil are carried at cost less accumulated amortization. In determining the results of the Corporation's 2002 and 2003 fiscal years, Molson has adopted the new Canadian Institute of Chartered Accountants ("CICA") accounting standard dealing with goodwill and other intangible assets. Under this accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are not amortized, but are tested for impairment at least annually as well as upon adoption of the new standard. Such evaluation determines any impairment in value, taking into account the ability to recover the book value portion of goodwill and other intangible assets from expected future operating cash flows on a discounted basis. The Corporation also considers projected future operating results, trends and other circumstances in making such evaluations. The only intangible asset with a definite life, namely the distribution network access in Brazil, is amortized over its contractual life of 40 years.

Revenue Recognition
Revenue is stated net of discounts and returns. Revenue is recognized when the significant risks and rewards of ownership are transferred to the customer or distributor, which is either at the time of shipment to distributors or upon delivery of product to retail customers.

Foreign Currency Translation
Earnings of self-sustaining foreign operations are translated to Canadian dollars at average rates of exchange during the year. Assets and liabilities are translated at period-end rates. The differences between translating assets and liabilities at period-end rates, and the exchange rates on the date of acquisition of those assets and liabilities, have been included in shareholders' equity as unrealized translation adjustments.

134

Accounting Policies (cont'd)

Financial Instruments
The Corporation uses derivative financial instruments to hedge its foreign exchange, interest rates and commodities risk exposures. Resulting gains and losses arising from the use of these instruments are recorded upon maturity of the transaction.

Income Taxes
Future income tax assets and liabilities are recorded on the differences between the accounting carrying values of balance sheet assets and liabilities and the tax cost bases of these assets and liabilities based on substantively enacted tax laws and rates.

The Corporation reviews the valuation of its future income tax assets and liabilities quarterly and records adjustments, as necessary, to reflect the realizable amount of its future income tax assets and liabilities.

Employee Future Benefits
The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Adjustments arising from plan amendments, changes in assumptions, and experience gains and losses on the net pension asset are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups using the corridor approach. Defined benefit pension plan assets are reported at market values. The determination of pension expense is based on a five-year weighted average of pension plan asset market values. The cost of postemployment benefits other than pension benefits is recognized on an accrual basis over the working lives of employees. The liability has been recorded in deferred liabilities.

Stock-Based Compensation Plans
The Corporation has a stock option plan and may grant options to acquire Class "A" non-voting shares. No compensation expense is recognized since there is no difference between the exercise price and the market price of the stock at the time of grant. Consideration paid by employees on the exercise of stock options is credited to share capital when the options are exercised.

The Corporation also has an employee share ownership plan ("MESOP") primarily for all full-time employees in Canada. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares, with the Corporation providing funds to purchase additional Class "A" shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings.

The Corporation has a deferred share unit plan for the members of the Board of Directors. Under the terms of this plan, a portion of the directors' fees are paid to them in the form of deferred share units ("DSU"). Each DSU is equivalent in value to a Class "A" non-voting share of the Corporation and is notionally credited with dividends when shareholders receive dividends from the Corporation. A DSU is paid to a Board member after termination of service or retirement and is payable in cash. The cost of the DSU's is charged to earnings in the period earned and marked to market on a quarterly basis.

2 Change in Accounting Policies

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Under the new standard, the Corporation continues to account for stock options granted to employees and non-employee directors whereby the difference between the exercise price and the market price of the stock at the time of the grant is charged to earnings over the vesting period. The Corporation is also required, under the new standard, to disclose pro forma net income and pro forma earnings per share as if a fair value-based method of accounting had been used to account for stock options granted to employees. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the vesting period. Further details are contained in note 17.

In the current year, the Corporation adopted, on a prospective basis, the CICA Accounting Guideline 14 "Disclosure of Guarantees". Under the new guideline, the Corporation is required to disclose the nature, the maximum potential amount of future payments, the carrying amount of any liability, and the nature of any recourse provisions of all significant guarantees. Further details are contained in note 18.

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Change in Accounting Policies (cont'd)

Effective April 1, 2001, the Corporation adopted the CICA Handbook section 3062 "Goodwill and Other Intangible Assets". Under the new standard, which can only be applied prospectively, goodwill and other intangible assets which have an indefinite life are not amortized, but are tested for impairment at least annually as well as on adoption of the new standard. The effect of this change was to increase fiscal 2002 earnings by $32.4 or $0.27 per share.

Effective April 1, 2001, the Corporation adopted the revised recommendations of the CICA Handbook section 3500 "Earnings per Share". The revised Handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options as opposed to the previously used imputed earnings approach.

Business Acquisitions

3

On March 18, 2002, the Corporation acquired all of the outstanding shares of Kaiser, whose assets include the Kaiser brands and eight breweries in Brazil for CAD$1,136.3 which includes transaction costs and is net of cash acquired. The transaction was financed with a combination of cash, long-term debt and the issuance of US$150.0 (CAD$238.2) Molson Inc. Class "A" shares at a price per share of CAD$30.59, or 7,785,878 shares. These shares must be held by the vendors for a minimum of two years. The operating results of Kaiser for the period March 19, 2002 to March 31, 2002 have been included in the fiscal 2002 consolidated results of the Corporation.

In a separate transaction, which closed on April 17, 2002, Molson sold 20% of its operations in Brazil to Heineken N.V. for total proceeds of US$218.3 and a gain of CAD$64.2 was recorded in fiscal 2003. The minority interest recorded represents Heineken's 20% share of earnings from April 18, 2002 to March 31, 2003. These transactions were approved by the Brazilian competition authorities during fiscal 2003.

The acquisition was accounted for using the purchase method which includes the use of estimates in determining the purchase price allocation disclosed at March 31, 2002. The Corporation completed the Kaiser valuation analysis and purchase price allocation in fiscal 2003. Of the CAD$1,247.8 intangible asset value, CAD$325.0 was assigned to brand names, CAD$35.0 to the distribution network access and the residual of CAD$887.8 to goodwill. Only the distribution network access is considered to have a definite life and is amortized over its contractual life of 40 years. The amount of these intangible assets that is expected to be deductible for tax purposes as goodwill in Brazil is R$1,321 (CAD$896 as at March 18, 2002).

The revised details of the Corporation's acquisition of Kaiser in 2002 are as follows:

	2002
Assets acquired and liabilities assumed:	
Working capital	$ (21.1)
Property, plant and equipment	302.1
Goodwill	887.8
Intangible assets, excluding goodwill	360.0
Long-term debt	(99.0)
Deferred liabilities (note 15)	(304.4)
Other	10.9
	$ 1,136.3
Consideration:	
Cash (including transaction costs and net of cash acquired)	$ 898.1
Equity issued	238.2
	$ 1,136.3

(Dollars in millions, except share and per share amounts)

Business Acquisitions (cont'd)

In finalizing the purchase price allocation, intangible assets, including residual goodwill, were allocated as described above. The residual goodwill was increased mainly due to an increase in deferred liabilities of R$147.0 (CAD$99.7).

As part of the acquisition, the Corporation integrated and reorganized its operations in Brazil including the closure of the Divinópolis brewery and the relocation of certain sales, marketing and administrative departments. The Corporation recorded provisions for employee severance, relocation, and other integration costs of CAD$12.2 and these amounts were reflected in the purchase price allocation.

The closure of the Divinópolis brewery was completed in fiscal 2003. No further costs related to the closure are anticipated. The remaining relocation and integration costs to be incurred in fiscal 2004 are CAD$1.6.

4 Investments in Joint Ventures

The following information includes the Corporation's proportionate share of the assets, liabilities, revenues and expenses, and cash flows of the Corporation's joint venture investments in Coors Canada and Molson USA, which are included in the consolidated financial statements.

	2003	2002
Assets		
Current	**$ 22.3**	$ 19.1
Long-term	**$ 18.6**	$ 18.7
Liabilities		
Current	**$ 16.5**	$ 12.4
Long-term	**$ –**	$ 2.0
Net sales revenue	**$ 241.1**	$ 221.0
Operating costs and other expenses	**$ 188.7**	$ 178.0
Cash provided from (used for):		
Operating activities	**$ 54.8**	$ 41.3
Investing activities	**$ (0.1)**	$ (0.1)

As at March 31, 2003, Molson USA had outstanding forward foreign exchange contracts of which the Corporation's proportionate share is $20.7 (2002 – $7.4) and approximates fair value.

5 Provisions for Rationalization

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of property, plant and equipment and employee severance costs as well as the distribution termination costs. The balance of the provision at March 31, 2003 is nil and all closure activities and costs have been completed and paid.

The balance of provisions related to recent brewery closures in Canada at March 31, 2003 is $14.6 (2002 – $28.9). All closure activities and costs should be completed and paid by March 31, 2004.

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

6

Net Interest Expense

	2003	2002
Interest on long-term debt	**$ 81.4**	$ 70.0
Interest on deferred liabilities (note 15)	**9.6**	-
Other	**8.3**	2.9
	99.3	72.9
Less interest income	**(3.9)**	(7.4)
	$ 95.4	$ 65.5

Interest paid in fiscal 2003 was $88.4 (2002 – $75.8).

7

Income Taxes

The following table reconciles income taxes calculated at the combined Canadian federal and provincial corporate rates with the income tax expense in the consolidated financial statements:

	2003	2002
Earnings before income taxes	**$ 420.9**	$ 256.3
Income taxes at Canadian statutory rates (2003 – 37.1%, 2002 – 39.5%)	**156.0**	101.2
Increased (decreased) by the tax effect of:		
Manufacturing and processing deduction	**(15.4)**	(14.2)
Tax rate changes on future income taxes	**-**	(15.0)
Non-taxable gains on sale of investments and other assets	**(29.3)**	-
Large corporations tax	**2.0**	2.2
Non-deductible and other items	**1.7**	6.5
	$ 115.0	$ 80.7
Comprised of:		
Current portion	**$ 88.8**	$ 70.8
Future portion	**$ 26.2**	$ 9.9

Income taxes paid in fiscal 2003 were $44.6 (2002 – $19.7).

Future income tax assets and liabilities are recognized on temporary differences between the accounting and tax bases of existing assets and liabilities as follows:

	2003	2002
Future tax assets		
Deferred gain	**$ 12.2**	$ 14.1
Provision for rationalization costs and other non-deductible reserves	**57.6**	59.8
Deferred liabilities	**78.9**	22.1
Other	**37.2**	34.2
	185.9	130.2
Future tax liabilities		
Intangible assets	**(338.2)**	(273.7)
Property, plant and equipment	**(130.2)**	(112.5)
Partnership income deferral	**(136.1)**	(116.0)
Other	**(63.0)**	(56.0)
	(667.5)	(558.2)
Net future tax liabilities	**$ (481.6)**	$ (428.0)
Comprised of:		
Current portion	**$ (126.6)**	$ (89.8)
Long-term portion	**$ (355.0)**	$ (338.2)

Notes to Consolidated Financial Statements

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Income Taxes (cont'd)

There are approximately R$327 of tax loss carry-forwards arising from the operations in Brazil which can be carried forward indefinitely, subject to certain limitations on use. Of these losses, approximately R$103 relates to the pre-acquisition tax loss carry-forwards from the Kaiser acquisition and any future utilization of these losses will be recorded as a reduction to the goodwill recorded on acquisition. In addition, subsidiaries of the Corporation in the United States have approximately US$225 of tax loss carry-forwards arising primarily from the discontinued Diversey business. Certain of these losses expire commencing in 2008. The potential benefit of these tax losses has not been recognized in the accounts of the Corporation.

Discontinued Operations

	2003	2002
Sales and other revenues	**$ –**	$ 10.7
Net gain on disposal	**$ –**	$ 2.0
Earnings from discontinued operations	**$ –**	$ 2.0

Cash provided from (used for) discontinued operations is as follows:

	2003	2002
Operating activities	**$ (6.2)**	$ 12.6
Investing activities	**–**	188.6
Cash provided from (used for) discontinued operations	**$ (6.2)**	$ 201.2

The balance sheet includes assets and liabilities relating to discontinued operations as follows: current assets of $3.0 (2002 – $3.9), long-term assets of $18.3 (2002 – $19.9), current liabilities of $14.1 (2002 – $8.8), and long-term liabilities of $84.1 (2002 – $97.9).

Sports and Entertainment
On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montreal Canadiens and the Molson Centre. The Corporation received $190.0 in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the entity that owns the team and the entertainment business. The net gain on disposal includes the net losses from discontinued operations of the Sports and Entertainment group between January 31, 2001, the measurement date, and the date of disposal together with tax recoveries of $30.8 and transaction costs.

Retail and Chemical Specialties
As a result of the Corporation's disposals of its Retail and Chemical Specialties businesses, the Corporation recorded certain losses and provisions for retained assets as well as other ongoing expenses related to site restoration, contingent liabilities, lease commitments and other possible claims. The estimated losses on the fiscal 1997 disposal of Diversey and the fiscal 2000 disposal of Beaver Lumber were based on management's best estimate assumptions with respect to a variety of items. There remains a risk that the assumptions and resulting estimates on which the remaining provisions are based may change with the passage of time and the availability of additional information. Any further change to the provisions will be recognized as a gain or loss from discontinued operations in the period in which such a change occurs.

The remaining balance of the provision for loss relating to discontinued operations is included in deferred liabilities in the consolidated balance sheet (note 15).

Notes to Consolidated Financial Statements

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

9 Earnings per Share

On August 28, 2001, the shareholders of the Corporation approved a stock split of the Molson Inc. Class "A" non-voting shares and Class "B" common shares on a two-for-one basis.

The following is a reconciliation of the weighted average shares outstanding for basic and diluted earnings per share computations for earnings from continuing operations:

	2003	2002
Earnings from continuing operations	**$ 312.4**	$ 175.6
Weighted average number of shares outstanding – (millions)		
Weighted average number of shares outstanding – basic	**127.3**	120.1
Effect of dilutive securities	**2.2**	2.3
Weighted average number of shares outstanding – diluted	**129.5**	122.4

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares. During the year, 768,200 (2002 – 427,000) stock options to purchase Class "A" non-voting shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares during the year.

10 Inventories

	2003	2002
Finished and in process	**$ 65.0**	$ 70.6
Raw materials and supplies	**53.9**	73.0
Returnable containers	**43.4**	39.9
	$ 162.3	$ 183.5

11 Investments and Other Assets

	2003	2002
Investments, at equity (i)	**$ 28.0**	$ 28.4
Investments, at cost (ii)	**61.6**	57.9
Long-term receivables and other assets	**28.9**	42.1
Deferred charges	**9.1**	12.0
	$ 127.6	$ 140.4

(i) Includes the Corporation's interest in Brewers Retail Inc. ("BRI").
(ii) Includes the Corporation's residual interest in the Sports and Entertainment business as described in note 8.

12 Property, Plant and Equipment

	2003			2002		
	Cost	**Accumulated Amortization**	**Net**	Cost	Accumulated Amortization	Net
Land	**$ 58.1**	**$ –**	**$ 58.1**	$ 63.2	$ –	$ 63.2
Buildings	**388.9**	**106.8**	**282.1**	424.0	105.1	318.9
Equipment	**989.5**	**332.8**	**656.7**	1,057.8	306.5	751.3
Assets under construction	**30.0**	**–**	**30.0**	55.1	–	55.1
	$ 1,466.5	**$ 439.6**	**$ 1,026.9**	$ 1,600.1	$ 411.6	$ 1,188.5

140

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

13 Intangible Assets, excluding Goodwill

	2003	2002
Brand names	**$ 1,529.9**	$ 1,655.0
Distribution network access (i)	**22.6**	35.4
	$ 1,552.5	$ 1,690.4

(i) *The balance is being amortized over the contractual term of the distribution agreement in Brazil of 40 years (note 3). The original cost amounted to $35.0. The accumulated amortization at March 31, 2003 amounted to $0.6 (2002 – nil).*

14 Long-Term Debt

	2003	2002
Molson Inc.		
Term loan (i)	**$ 329.3**	$ 607.3
Debentures (ii)		
$150 - 5.4% due May 3, 2002	**-**	150.0
$150 - 5.5% due May 3, 2004	**149.7**	149.3
Molson Canada		
Term loan (iii)	**99.9**	-
Debentures (iv)		
$150 - 8.2% due March 11, 2003	**-**	150.0
$200 - 6.0% due June 2, 2008	**199.6**	199.5
$100 - 9.1% due March 11, 2013	**99.9**	99.9
$150 - 8.4% due December 7, 2018	**149.8**	149.8
$100 - 6.7% due June 2, 2028	**99.5**	99.5
Fair value adjustment (v)	**31.7**	34.7
Brazil (vi)	**61.2**	106.1
	1,220.6	1,746.1
Less current portion	**40.6**	58.9
	$ 1,180.0	$ 1,687.2

(i) *Represents borrowings under a $1,125.0 Senior Credit Facility arranged with a syndicate of banks. The facility was used to finance the acquisition of Kaiser on March 18, 2002 and was originally comprised of a $500.0 non-revolving 18-month bridge loan which can be extended by the Corporation for an additional six months and a $625.0 three-year revolving tranche. The bridge loan was permanently reduced by $200.0 to $300.0 on June 21, 2002, using a portion of the proceeds from the sale of 20% of the Corporation's Brazilian operations (note 3), while the terms of the three-year revolving tranche remained unchanged. The interest rate on the term loans is floating based on either prime, banker's acceptance or LIBOR rates. The average interest rate in fiscal 2003 was 3.7% (2002 – 4.3%). The facility is a direct, unsecured obligation of the Corporation. Also, the Corporation has a $50.0, 364-day revolving credit facility with a syndicate of banks for general corporate purposes. The Corporation can extend the facility, subject to the approval of the lenders. Effective September 16, 2002, the facility was extended for an additional period of 364 days.*

(ii) *Represents debentures issued on May 3, 1999. On May 3, 2002, the Corporation repaid one of the $150.0 debentures with existing debt facilities. The remaining debenture is redeemable at the option of the Corporation. The debenture is a direct, unsecured obligation of the Corporation.*

(iii) *Represents a $100.0 credit facility with a syndicate of banks, which matures on August 31, 2003. The facility is a direct, unsecured obligation and is without recourse to the partners. Loans under this facility bore interest at rates averaging 4.2% in fiscal 2003.*

(iv) *Represents direct, unsecured debentures which are redeemable at the option of Molson Canada. During fiscal 2002, the Corporation entered into two interest rate swap agreements for a nominal value of $100.0 each, which converted the $200.0 debenture due in June 2008 with a fixed rate of 6.0% to a variable rate. In December 2002, a third party bank exercised its right to cancel a $100.0 swap agreement. The average variable interest rate on the swaps in fiscal 2003 was 3.2% (2002 – 3.4%). At March 31, 2003, the interest rate swap had a total fair value of $6.8 (2002 – $1.1). Amounts accounted for under interest rate swap agreements are recognized as adjustments to interest expense.*

(Dollars in millions, except share and per share amounts)

Long-Term Debt (cont'd)

(v) Represents the adjustment required to arrive at the fair market value of the Molson Canada debentures as of June 23, 1998, being the date of the acquisition of the additional 50% interest in Molson Canada. This amount is being amortized over the remaining terms of the debentures on a weighted-average basis, which at the acquisition date, was approximately 15 years.

(vi) Represents primarily Brazilian R$-denominated loans in the amount of $33.8 (R$77.1) (2002 – $58.2 (R$84.9)) as well as US$-denominated loans in the amount of $0.4 (US$0.3) (2002 – $28.4 (US$17.8)). The R$-denominated loans bore interest at rates averaging 18.8% during the year (13.9% during the period from March 19, 2002 to March 31, 2002), and the US$-denominated loans bore interest at rates averaging 6.5% (6.1% during the period from March 19, 2002 to March 31, 2002). The loans are secured by liens on the machinery and equipment financed and the real estate mortgaged. During the year, Kaiser also entered into various revolving facilities, which are fully drawn, in the aggregate amount of $27.0 (R$61.6) at an average rate of 21.7%, which includes the effect of interest rate swap agreements entered into during the year. At March 31, 2003, Kaiser has swap agreements with a nominal value of $11.0 (R$25.2) and a fair value of approximately nil.

(vii) The aggregate maturities of long-term debt during the next five years are estimated to be $440.6, $187.7, $6.3, $3.3 and $3.1. The Corporation has $400.0 of term loans maturing in fiscal 2004 that will be refinanced with existing long-term debt facilities.

15 Deferred Liabilities

	2003	2002
Contingent tax liabilities (i)	**$ 188.0**	$ 167.9
Discontinued operations (ii)	**84.1**	97.9
Deferred gain (iii)	**38.7**	44.7
Deferred sales tax payable (iv)	**29.7**	38.7
Net pension liability	**29.0**	44.4
Deferred compensation (v)	**11.0**	32.9
	$ 380.5	$ 426.5

(i) Relates to provisions in Brazil primarily for excise (IPI), social security (COFINS), and value-added state (ICMS) taxes.

(ii) Remaining provisions for loss and deferred liabilities relating to the discontinued operations of the Retail, Chemical Specialties, and Sports and Entertainment businesses (see note 8).

(iii) The deferred gain arose from the non-cash consideration received on the exchange of brewing assets at the time of the formation of the Molson Canada partnership. Amortization of the balance of the deferred gain will be brought into earnings in equal installments over the next six years or earlier if the non-cash assets are realized.

(iv) Relates to long-term sales tax payable in certain regions in Brazil and is interest bearing.

(v) Includes the long-term portion of employee variable compensation and the DSU liability.

16 Financial Instruments

As at March 31, 2003, the Corporation had outstanding forward contracts for US$70.0 (2002 – US$45.0) and zero cost collars for US$8.0 (2002 – US$2.0). At March 31, 2003, the unrealized loss from these forward contracts was $5.0 (2002 – gain of $0.4) and the unrealized loss from the zero cost collars was $0.4 (2002 – nil). At March 31, 2003, Brazil had entered into financial instruments to effectively fix the US dollar exchange rate on future purchases in the amount of US$23.5 (2002 – zero cost collars of US$21.7) with an unrealized loss of US$0.6 (2002 – US$0.4).

The Corporation has entered into a contract to fix the price on US$2.8 of aluminum purchases, the fair value of which is approximately nil.

The Corporation has entered into interest rate swap agreements to convert an amount of long-term debt with a fixed rate to a variable rate (see note 14(iv) and 14(vi) for details).

The Corporation's estimate of the fair value of other financial instruments, including accounts receivable and accounts payable, approximates their carrying value.

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Financial Instruments (cont'd)

The fair value of all debentures, based on rates currently available for long-term debt with similar terms and maturity dates, is estimated to be $752 (2002 – $1,030).

In March 2001, the Corporation entered into a two-year revolving agreement to sell an undivided interest in eligible accounts receivable of Molson Canada, with limited recourse, to a third party up to a maximum of $125.0. As at March 31, 2003, net cash proceeds received under this agreement were $54.0 (2002 – $55.0). As the fair value of the assets transferred is equal to book value, there is no gain or loss reported on the sale of the receivables. The Corporation has retained responsibility for servicing the accounts receivable sold. In March 2003, the agreement was extended for an additional two years.

17 Capital Stock

AUTHORIZED
The Corporation is authorized to issue:
(a) an unlimited number of Class "A" non-voting shares;
(b) an unlimited number of Class "B" common shares; and
(c) an unlimited number of preference shares, which shall rank in priority to the Class "A" non-voting and Class "B" common shares and may be issued from time to time in series with the designation, rights, privileges, restrictions and conditions attaching to each series as and in the manner set out in its Articles.

The holders of Class "A" non-voting shares are entitled, voting separately as a class on the basis of one vote per share, to elect annually three members of the Board of Directors of the Corporation. Subject to applicable law, the holders of the Class "A" non-voting shares do not otherwise have a right to vote at meetings of shareholders but are entitled to notice of and to attend all shareholders' meetings except class meetings of the holders of another class of shares. The holders of the Class "B" common shares are entitled to one vote per share at all meetings of shareholders except class meetings of the holders of another class of shares.

In each fiscal year, the holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.033 per share (after the fiscal 2002 stock split) before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until dividends aggregating $0.033 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Class "A" non-voting shares and the holders of the Class "B" common shares would be entitled to share equally, share for share, in all distributions of the assets of the Corporation.

A holder of Class "B" common shares shall be entitled at any time and from time to time to have all or any portion of such Class "B" common shares converted into Class "A" non-voting shares on the basis of one Class "A" non-voting share for each Class "B" common share in respect of which the conversion right is exercised.

If a general takeover bid offer is made to purchase Class "B" common shares, then the holders of Class "A" non-voting shares may convert all or any of their Class "A" non-voting shares into an equal number of Class "B" common shares for the purpose of tendering such shares into the offer unless (i) a takeover bid offer is made to purchase Class "A" non-voting shares on identical terms as the offer for the Class "B" common shares; or (ii) holders of more than 50% of the then outstanding Class "B" common shares certify within a prescribed period of time that they do not intend to tender any Class "B" common shares in acceptance of the offer.

Notes to Consolidated Financial Statements

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Capital Stock (cont'd)

On November 7, 2001, the Board of Directors authorized a normal course issuer bid allowing Molson to purchase for cancellation 4,500,000 Class "A" non-voting shares and 900,000 Class "B" common shares. Purchases may be made at certain times over a 12-month period through the facilities of the Toronto Stock Exchange when the Corporation believes circumstances and trading price warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of Molson shareholders. The normal course issuer bid became effective December 14, 2001 and expired on December 13, 2002. On March 14, 2003, the Corporation extended the normal course issuer bid, which expires on March 12, 2004, to purchase for cancellation 3,141,000 Class "A" non-voting shares and 674,760 Class "B" common shares.

During the year ended March 31, 2003, the Corporation repurchased 1,281,275 Class "A" shares and 100,000 Class "B" shares at prices ranging between $31.62 and $38.16 per share as part of the above-mentioned normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at March 31, 2003 was 127,223,581. Of the total amount of $50.2 repurchased, $7.8 was charged to capital stock based on the weighted-average stated capital with the excess of $42.4 being charged to retained earnings.

ISSUED AND OUTSTANDING
On August 28, 2001, the shareholders of the Corporation approved a stock split of the Molson Inc. Class "A" non-voting shares and Class "B" common shares on a two-for-one basis.

On March 19, 2002, as part of the Kaiser acquisition, the Corporation issued 7,785,878 Class "A" shares for proceeds of US$150.0 at a price per share of CAD$30.59.

At March 31, the following shares were issued and outstanding:

	2003		2002	
	Shares	**Amount**	Shares	Amount
Class "A" non-voting	**104,754,563**	**$ 714.4**	104,724,566	$ 713.8
Class "B" common	**22,469,018**	**5.0**	22,999,434	5.6
	127,223,581	**$ 719.4**	127,724,000	$ 719.4

During the year the net change in Class "A" non-voting shares was as follows:

	2003		2002	
	Shares	**Amount**	Shares	Amount
Stock options exercised (i)	**821,439**	**$ 5.9**	382,617	$ 3.1
Stock dividend payments	**54,375**	**1.7**	15,486	0.4
Shares issued on business acquisition	**-**	**-**	7,785,878	238.2
Shares repurchased	**(1,281,275)**	**(7.2)**	-	-
Issued for cash	**5,042**	**0.2**	6,461	0.1
	(400,419)	**$ 0.6**	8,190,442	$ 241.8

(i) Including the exercise of options under the stock appreciation rights plan until June 30, 2002.

During the year ended March 31, 2003, 430,416 Class "B" common shares (2002 – 1,006,500) were converted into Class "A" non-voting shares and 100,000 Class "B" shares were repurchased as part of the normal course issuer bid.

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Capital Stock (cont'd)

STOCK OPTIONS
The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of the granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At March 31, 2003, there were 5,400,093 stock options outstanding and 2,469,345 stock options available for future grants. During the year, the Corporation granted 953,200 stock options at exercise prices ranging between $29.43 and $36.79.

The Corporation accounts for these awards whereby the difference between the exercise price and the market price of the stock at the time of grant is charged to earnings. Accordingly, no compensation cost has been recognized for its stock option plan. If the Corporation had determined compensation cost related to its stock option plan based on the fair value at the grant date for awards granted during the year, the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The effect of awards granted prior to April 1, 2002 has not been included in the pro forma amounts.

Year ended March 31	**2003**
Net earnings as reported	**$ 312.4**
Net earnings – pro forma	**$ 308.7**
Net earnings per share as reported	**$ 2.45**
Basic earnings per share – pro forma	**$ 2.42**
Diluted earnings per share as reported	**$ 2.41**
Diluted earnings per share – pro forma	**$ 2.38**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the year: dividend yield of 2.0%; expected volatility of 24.3%; risk-free interest rate of 5.0%; and an expected life of 6 years. The weighted average fair value of options granted in the year is $9.50 per share and would be amortized over the vesting period.

A summary of the status of the Corporation's stock option plan as at March 31, 2003 and 2002 and of changes during the years ending on those dates is presented below:

	2003		2002	
	Stock options	**Weighted Average Exercise Price**	Stock options	Weighted Average Exercise Price
Outstanding at beginning of year	**5,586,892**	**$ 15.43**	4,915,500	$ 12.22
Granted	**953,200**	**$ 35.25**	1,652,400	$ 24.67
Exercised	**(995,224)**	**$ 12.58**	(539,575)	$ 13.21
Forfeited	**(144,775)**	**$ 19.60**	(441,433)	$ 17.00
Outstanding at end of year	**5,400,093**	**$ 19.34**	5,586,892	$ 15.43

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Capital Stock (cont'd)

The following table summarizes information on stock options outstanding at March 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at March 31, 2003	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Exercisable at March 31, 2003	Weighted Average Exercise Price
$ 9.65 – $15.07	2,934,268	5.9	$ 11.61	1,425,517	$ 11.43
$15.08 – $25.93	1,104,875	8.1	$ 22.13	140,300	$ 22.05
$25.94 – $31.36	592,750	9.1	$ 30.33	5,500	$ 28.89
$31.37 – $36.79	768,200	9.2	$ 36.40	9,064	$ 33.82
	5,400,093	7.2	$ 19.34	1,580,381	$ 12.56

At March 31, 2003, 2,469,345 Class "A" non-voting shares (2002 – 3,103,985) were available for granting further options and 895,036 Class "A" non-voting shares (2002 – 954,453) were available for optional stock dividends.

OTHER STOCK-BASED COMPENSATION
The Corporation's MESOP contributions of $1.6 were charged to earnings during the year.

As of March 31, 2003, 151,115 DSU's are outstanding. For the year ended March 31, 2003, $0.7 was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

18 Commitments and Contingencies

The following table represents minimum lease payments for operating lease obligations:

Fiscal Year	Minimum Lease Payments
2004	$ 21.0
2005	18.4
2006	13.3
2007	11.8
2008	7.9
Thereafter	32.3
Total	$ 104.7

At March 31, 2003, the Corporation had outstanding letters of credit totalling $84.5 (2002 - $84.9).

Kaiser is party to a number of claims from the Brazilian tax authorities. The Corporation has either paid, or alternatively made provisions for the amounts it believes may be ultimately due pursuant to such claims.

The Corporation has given certain undertakings to the lenders of the purchaser of the Montreal Canadiens and the Bell Centre, formerly known as the Molson Centre such that, in the event that the purchaser is unable to meet its obligations, Molson would exercise control over the entity that owns the entertainment business and the Montreal Canadiens at predetermined conditions, subject to National Hockey League approval. *The obligations of the purchaser to such lenders at March 31, 2003 were $92.0.*

The Corporation and another shareholder of BRI could be required to accelerate the terms of certain payment arrangements sufficient to satisfy their proportionate share of any default on the $200.0 debentures of BRI.

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

The Corporation is a guarantor of a 99-year lease arrangement related to the land on which the Bell Centre has been constructed. Annual lease payments in fiscal 2003 amounted to $2.2 and are based on prevailing interest rates and changes in the Consumer Price Index.

The Corporation is also subject to certain legal claims arising in the normal course of business, none of which is expected to materially affect the financial results of the Corporation.

Pension and Benefits

19

The Corporation has a number of pension plans, of both a contributory and non-contributory nature, which cover certain employees. The majority of pension plans provide defined benefits. The Corporation also has postemployment benefit obligations for certain retired employees.

The components of the Corporation's benefit expense include the following:

	Pension Plans		Other Benefit Plans	
	2003	2002	**2003**	2002
Defined benefit plans				
Benefits earned during the year	**$ 11.2**	$ 8.5	**$ 1.9**	$ 1.5
Interest cost on benefit obligation	**52.8**	53.3	**7.0**	6.7
Return on plan assets	**(56.0)**	(57.1)	**-**	-
Other	**1.0**	0.3	**-**	-
	9.0	5.0	**8.9**	8.2
Defined contribution plans	**3.6**	3.9	**-**	-
Benefit expense - continuing operations	**$ 12.6**	$ 8.9	**$ 8.9**	$ 8.2

The actuarial determinations were based on the following assumptions in each year:

	2003	2002
Assumed discount rate – year end	**6.3%**	6.5%
Expected long-term rate of return on plan assets	**7.5%**	7.5%
Rate of increase in future compensation	**5.0%**	5.0%
Rate of increase in future government benefits	**2.5%**	2.5%

The health care cost trend rates used in 2003 were 7.0% for medical, which is reduced 0.5% per year until 2007, and 5.0% thereafter.

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Pension and Benefits (cont'd)

The following information pertains to the Corporation's defined benefit pension plans and other benefit plans:

	Pension Plans		Other Benefit Plans	
	2003	2002	**2003**	2002
Plan obligation				
Accrued benefit obligation at beginning of year	**$ 824.4**	$ 786.3	**$ 108.0**	$ 96.4
Current service cost	**14.4**	12.7	**1.9**	1.5
Interest cost	**52.8**	53.3	**7.0**	6.7
Benefits paid	**(56.1)**	(75.4)	**(4.4)**	(4.2)
Actuarial losses and other costs	**27.2**	47.5	**4.6**	7.6
Balance, end of the year	**$ 862.7**	$ 824.4	**$ 117.1**	$ 108.0
Plan assets				
Market value at beginning of year	**$ 749.1**	$ 810.5	**$ –**	$ –
Actual return of plan assets	**(46.7)**	(17.1)	**–**	–
Employer contributions	**26.5**	26.9	**4.4**	4.2
Employee contributions	**3.2**	4.2	**–**	–
Benefits paid	**(56.1)**	(75.4)	**(4.4)**	(4.2)
Balance, end of the year	**$ 676.0**	$ 749.1	**$ –**	$ –
Plan surplus (deficit)				
Funded status	**$ (186.7)**	$ (75.3)	**$ (117.1)**	$ (108.0)
Unamortized net actuarial losses	**247.2**	118.1	**15.2**	10.1
Other unamortized past service costs	**4.0**	2.8	**–**	–
Other	**7.3**	6.8	**1.1**	1.2
Accrued benefit asset (liability)	**$ 71.8**	$ 52.4	**$ (100.8)**	$ (96.8)

As at March 31, 2003, eight of the Corporation's pension plans, included in the above table, had an unfunded obligation of $215.0 (2002 – $106.6) with an accrued benefit obligation of $824.1 (2002 – $768.6) and plan assets with a fair value of $609.1 (2002 – $662.0).

As at March 31, 2003, approximately 66% (2002 – 68%) of all pension plan assets were invested in equities and 34% (2002 – 32%) in fixed income securities.

Related Party Transactions

20

In the ordinary course of business, the Corporation enters into transactions with related parties. All related party transactions are recorded at their exchange amounts. In Ontario and the western provinces, Molson Canada distributes its product and incurs distribution costs through sales to its equity-accounted provincial distribution companies.

Included in cost of sales, selling and administrative costs in the consolidated statements of earnings are distribution and other costs of $166.5 (2002 – $160.1) charged by the equity-accounted provincial distribution companies.

Included in accounts payable and accruals as at March 31, 2003 were amounts of $8.2 (2002 – $8.4) payable to the equity-accounted provincial distribution companies.

For the years ended March 31, 2003 and 2002
(Dollars in millions, except share and per share amounts)

21 Unrealized Translation Adjustments

Unrealized translation adjustments, which arise on the translation to Canadian dollars of assets and liabilities of foreign self-sustaining operations, resulted in a cumulative loss of $363.2 (2002 – $5.8) at March 31, 2003. The change in the current year reflects the relative strengthening during fiscal 2003 of the Canadian dollar against the Brazilian real.

22 Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or earnings before interest and income taxes ("EBIT"). Accounting policies relating to each segment are identical to those used for purposes of the consolidated financial statements. Management of net interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

	Canada	Brazil	United States	Consolidated
Revenues from external customers				
2003	**2,628.3**	**816.0**	**84.9**	**3,529.2**
2002	2,520.1	224.0	86.7	2,830.8
Inter-segment revenues				
2003	**41.2**	**–**	**–**	**41.2**
2002	32.6	–	–	32.6
EBIT				
2003	**485.4**	**37.2** (ii)	**(6.3)**	**516.3**
2002	330.4(i)	(2.9)	(5.7)	321.8
Assets				
2003	**2,567.8**	**1,185.1**	**161.7**	**3,914.6**
2002	2,529.7	1,816.4	160.2	4,506.3
Goodwill				
2003	**198.0**	**572.4**(iii)	**–**	**770.4**
2002	198.0	783.3(iii)	–	981.3
Amortization of capital assets				
2003	**44.7**	**20.0**	**0.2**	**64.9**
2002	47.2	7.4	–	54.6
Additions to capital assets				
2003	**65.5**	**20.3**	**0.1**	**85.9**
2002	74.0	1,446.2(iii)	0.4	1,520.6

(i) *Includes a provision for rationalization of $50.0.*
(ii) *Includes the gain on sale of 20% of Molson's operations in Brazil of $64.2 and a provision for rationalization of $63.5*
(iii) *See note 3.*

23 Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation.

Supplementary Information

Quarterly Consolidated Financial Information

			FISCAL 2003		
(Dollars in millions, except per share amounts)	June	September	December	March	Total
Sales and other revenues	$ 968.5	$ 953.3	$ 903.1	$ 704.3	$ 3,529.2
Brewing excise and sales taxes	281.7	267.7	261.8	202.8	1,014.0
Net sales revenue	686.8	685.6	641.3	501.5	2,515.2
Costs and expenses					
Cost of sales, selling and administrative costs	538.2	524.8	499.8	371.9	1,934.7
Gain on sale of 20% of operations in Brazil	(64.2)	-	-	-	(64.2)
Provisions for rationalization	63.5	-	-	-	63.5
	537.5	524.8	499.8	371.9	1,934.0
Earnings before interest, income taxes and amortization	149.3	160.8	141.5	129.6	581.2
Amortization of capital assets	18.9	15.8	16.3	13.9	64.9
Earnings before interest and income taxes	130.4	145.0	125.2	115.7	516.3
Net interest expense	24.3	21.4	23.9	25.8	95.4
Earnings before income taxes	106.1	123.6	101.3	89.9	420.9
Income tax expense	12.7	40.2	32.9	29.2	115.0
Earnings before minority interest	93.4	83.4	68.4	60.7	305.9
Minority interest	8.1	(0.1)	(1.4)	(0.1)	6.5
Earnings from continuing operations	101.5	83.3	67.0	60.6	312.4
Earnings from discontinued operations	-	-	-	-	-
Net earnings	$ 101.5	$ 83.3	$ 67.0	$ 60.6	$ 312.4
Basic net earnings per share:					
Continuing operations	$ 0.80	$ 0.66	$ 0.53	$ 0.48	$ 2.45
Discontinued operations	-	-	-	-	-
Total	$ 0.80	$ 0.66	$ 0.53	$ 0.48	$ 2.45
Diluted net earnings per share:					
Continuing operations	$ 0.78	$ 0.64	$ 0.52	$ 0.47	$ 2.41
Discontinued operations	-	-	-	-	-
Total	$ 0.78	$ 0.64	$ 0.52	$ 0.47	$ 2.41
Dividends	$ 0.10	$ 0.10	$ 0.11	$ 0.11	$ 0.42
Cash provided from operations before working capital and rationalization costs	$ 92.3	$ 101.9	$ 107.1	$ 68.8	$ 370.1
Weighted average outstanding shares *(millions)*					
Basic	127.5	127.1	127.2	127.3	127.3
Diluted	130.2	129.4	129.4	129.5	129.5

Supplementary Information

Quarterly Consolidated Financial Information

(Dollars in millions, except per share amounts)	June	September	FISCAL 2002 December	March	Total
Sales and other revenues	$ 758.9	$ 760.2	$ 692.4	$ 619.3	$ 2,830.8
Brewing excise and sales taxes	193.1	196.0	176.0	163.4	728.5
Net sales revenue	565.8	564.2	516.4	455.9	2,102.3
Costs and expenses					
Cost of sales, selling and administrative costs	448.0	435.2	417.9	374.8	1,675.9
Gain on sale of 20% of operations in Brazil	–	–	–	–	–
Provisions for rationalization	50.0	–	–	–	50.0
	498.0	435.2	417.9	374.8	1,725.9
Earnings before interest, income taxes and amortization	67.8	129.0	98.5	81.1	376.4
Amortization of capital assets	14.1	14.2	13.1	13.2	54.6
Earnings before interest and income taxes	53.7	114.8	85.4	67.9	321.8
Net interest expense	18.8	16.5	13.9	16.3	65.5
Earnings before income taxes	34.9	98.3	71.5	51.6	256.3
Income tax expense (recovery)	(0.2)	36.4	26.5	18.0	80.7
Earnings before minority interest	35.1	61.9	45.0	33.6	175.6
Minority interest	–	–	–	–	–
Earnings from continuing operations	35.1	61.9	45.0	33.6	175.6
Earnings from discontinued operations	–	2.0	–	–	2.0
Net earnings	$ 35.1	$ 63.9	$ 45.0	$ 33.6	$ 177.6
Basic net earnings per share:					
Continuing operations	$ 0.29	$ 0.52	$ 0.38	$ 0.28	$ 1.46
Discontinued operations	–	0.02	–	–	0.02
Total	$ 0.29	$ 0.54	$ 0.38	$ 0.28	$ 1.48
Diluted net earnings per share:					
Continuing operations	$ 0.29	$ 0.51	$ 0.37	$ 0.27	$ 1.43
Discontinued operations	–	0.02	–	–	0.02
Total	$ 0.29	$ 0.53	$ 0.37	$ 0.27	$ 1.45
Dividends	$ 0.09	$ 0.09	$ 0.10	$ 0.10	$ 0.38
Cash provided from operations before working capital and rationalization costs	$ 81.8	$ 70.5	$ 82.3	$ 57.7	$ 292.3
Weighted average outstanding shares *(millions)*					
Basic	119.6	119.7	119.8	121.1	120.1
Diluted	121.8	122.0	122.2	123.8	122.4

The above tables reflect a 2-for-1 stock split which took effect September 2001.

151

Molson Inc.

Ten Year Operating and Financial Record

	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Operations *(Dollars in millions)*										
Sales and other revenues	**3,529.2**	2,830.8	2,483.4	2,375.0	1,962.8	937.7	855.3	848.0	859.6	859.3
Brewing excise and sales taxes	**1,014.0**	728.5	626.3	621.3	536.0	259.8	244.5	253.2	257.6	261.9
Net sales revenue	**2,515.2**	2,102.3	1,857.1	1,753.7	1,426.8	677.9	610.8	594.8	602.0	597.4
EBITDA	**581.2**	376.4	351.5	95.5	198.7	96.7	20.7	32.1	128.7	132.4
Amortization of capital assets	**64.9**	54.6	87.9	91.3	74.0	24.7	21.3	20.4	20.0	18.3
Net interest expense	**95.4**	65.5	68.7	72.5	55.9	3.5	9.6	27.4	31.9	33.9
Earnings (loss) before income taxes	**420.9**	256.3	194.9	(68.3)	68.8	68.5	(10.2)	(15.7)	76.8	80.2
Income tax expense (recovery)	**115.0**	80.7	57.7	(2.5)	37.8	23.1	(3.1)	15.3	18.4	22.0
Earnings (loss) before minority interest	**305.9**	175.6	137.2	(65.8)	31.0	45.4	(7.1)	(31.0)	58.4	58.2
Minority interest	**6.5**	–	–	–	–	–	–	–	–	–
Earnings (loss) from:										
Continuing operations	**312.4**	175.6	137.2	(65.8)	31.0	45.4	(7.1)	(31.0)	58.4	58.2
Discontinued operations	**–**	2.0	(3.3)	21.8	138.9	65.7	40.6	(274.5)	28.4	67.5
Net earnings (loss)	**312.4**	177.6	133.9	(44.0)	169.9	111.1	33.5	(305.5)	86.8	125.7
Cash provided from operations before working capital and rationalization costs [i]	**370.1**	292.3	232.0	211.7	166.7	80.1	88.3	66.2	43.3	188.2
Financial *(Dollars in millions)*										
Working capital	**(376.8)**	(374.8)	(186.0)	(146.3)	(120.2)	312.6	520.7	30.8	113.0	283.0
Current ratio	**0.5:1**	0.6:1	0.7:1	0.8:1	0.8:1	1.7:1	1.9:1	1.0:1	1.1:1	1.4:1
Additions to property, plant and equipment	**85.9**	72.4	57.1	53.7	58.7	31.9	21.6	25.7	20.1	73.5
Total assets	**3,914.6**	4,506.3	3,280.8	3,111.8	3,439.6	2,284.3	2,172.3	2,990.1	3,071.9	2,769.7
Long-term debt	**1,220.6**	1,746.1	1,204.4	1,111.9	1,221.5	511.1	436.0	848.7	480.2	440.0
Shareholders' equity	**1,033.0**	1,173.9	795.4	1,025.7	1,108.1	978.5	907.0	905.2	1,373.6	1,308.5
Return on shareholders' equity (average)	**28.3%**	18.0%	14.7%	(4.1)%	16.3%	11.9%	3.6%	(24.7)%	6.4%	10.2%
Net debt:equity ratio	**54:46**	59:41	59:41	52:48	52:48	34:66	n/m(ii)	48:52	26:74	25:75
Net interest coverage [iii]	**5.4:1**	4.9:1	3.8:1	0.1:1	2.2:1	20.6:1	(0.1):1	0.4:1	3.7:1	3.4:1
Per Share *(Dollars)* [iv]										
Net earnings (loss)	**2.45**	1.48	1.12	(0.37)	1.44	0.94	0.29	(2.64)	0.75	1.07
Net earnings (loss) from continuing ops	**2.45**	1.46	1.15	(0.56)	0.26	0.39	(0.06)	(0.27)	0.50	0.49
Dividends	**0.42**	0.38	0.36	0.36	0.36	0.36	0.36	0.36	0.36	0.36
Shareholders' equity	**8.12**	9.19	6.65	8.65	9.38	8.30	7.74	7.80	11.90	11.11
Other										
Number of shares outstanding (thousands) [iv]	**127,224**	127,724	119,534	118,558	118,074	117,884	117,214	116,120	115,464	117,792
Number of shareholders	**4,424**	4,467	4,507	4,779	4,945	5,042	5,236	5,352	5,682	5,948
Number of employees [iii]	**5,400**	5,900	3,800	3,600	3,900	3,900	4,300	4,000	4,300	4,400

[i] *Fiscal 1994 has not been restated to exclude discontinued operations*
[ii] *n/m = not meaningful (cash exceeded total debt by $145.4 million)*
[iii] *Excludes discontinued operations*
[iv] *After a 2-for-1 stock split which took effect in September 2001*

152

Senior Management

1


2


8


3


9


4


10


5


11


6


12


7


13

1- **Daniel J. O'Neill**
President and
Chief Executive Officer

2- **Peter L. Amirault**
Senior Vice President,
Business Development
and Innovation

3- **Brian Burden**
Executive Vice President and
Chief Financial Officer

4- **Robert Coallier**
President and
Chief Executive Officer,
Cervejarias Kaiser
and Executive Vice President,
Molson Inc.

5- **Bernard Cormier**
Senior Vice President,
Human Resources

6- **Raynald H. Doin**
President,
Quebec/Atlantic Region,
Molson Canada

7- **Michael S. Downey**
President,
Ontario/West Region,
Molson Canada

8- **Marie Giguère**
Senior Vice President,
Chief Legal Officer and
Secretary

9- **Patrick L. Kelley** (1)
Senior Vice President,
International Brewing Strategy

10- **Sylvia Morin**
Vice President,
Corporate Affairs

11- **Cathy Noonan**
Senior Vice President,
Global Costs

12- **David Perkins**
President,
Molson USA, LLC

13- **Gregory L. Wade**
Senior Vice President,
Quality Brewing

(1) *retiring June 2003*

Directors

Eric H. Molson (2, 3, 4)
Chairman of the Board
Molson Inc.

R. Ian Molson (1, 3, 4)
Deputy Chairman
Molson Inc.

Dr. L.I. Barber, C.C., S.O.M., LL.D. (1, 2, 5)
Corporate Director

Matthew W. Barrett, O.C. (1, 3, 4)
Group Chief Executive
Barclays PLC

Luc Beauregard, C.M. (2, 5)
Chairman and Chief Executive Officer
NATIONAL Public Relations

Dr. Francesco Bellini, O.C. (2, 5)
Chairman and Chief Executive Officer
Neurochem Inc. and
Chairman
Picchio International Inc.

Daniel W. Colson (1, 4)
Vice Chairman
Hollinger International Inc.

Donald G. Drapkin (4)
Vice Chairman and Director
MacAndrews & Forbes Holdings Inc.

Luiz Otávio P. Gonçalves
Chief Executive Officer
Empresas Regon

Robert A. Ingram
Vice Chairman, Pharmaceuticals
GlaxoSmithKline

Stephen T. Molson (2, 5)
President
The Molson Foundation

David P. O'Brien
Chairman
EnCana Corporation

Daniel J. O'Neill (3)
President and Chief Executive Officer
Molson Inc.

H. Sanford Riley, C.M. (1, 5)
Corporate Director

James T. Black, F.C.A., C.M.
Honorary Chairman of the Board
Molson Inc.

Board of Directors' Committees

The Board of Directors maintains five standing committees.

1. **Audit and Finance Committee**
The Audit and Finance Committee assists the Board in fulfilling its oversight responsibility of the Corporation's financial controls and reporting as well as its fiduciary duties with regard to the Corporation's compliance with financial covenants, legal and regulatory requirements in financial matters, public disclosure policy and financial risk management. It reviews the Corporation's annual consolidated financial statements, quarterly financial statements and management discussion and analysis and annual information form before they are submitted to the Board. It works jointly with the external auditors and management to develop the annual audit plan and recommendations on internal controls. The Committee meets with the Corporation's Auditors independently of management at least once a year. It also reviews the Corporation's annual and long-term financial plans, proposals for major borrowings and the issuance of securities, and makes recommendations to the Board with respect to financial strategies and policies. In addition, the Committee deals with financial risk management.

2. **Environment, Health and Safety Committee**
The Environment, Health and Safety Committee sets environmental and occupational health and safety policy standards and accountabilities for the Corporation. The Committee oversees environment and health and safety issues in relation to the various areas of the Corporation's business, as applicable. It is also responsible for reviewing compliance with applicable legislation and programs, including crisis management training and safety measurement systems. It reviews strategies, goals and programs put into place in these areas, and recommendations from outside specialists retained as required to reassess specific risks. It regularly reviews data on the frequency and severity of safety incidents.

3. **Executive Committee**
The Executive Committee acts on behalf of the Board, according to terms authorized by the Board, in managing or supervising the management of the Corporation's business when the full Board is not in session.

4. **Human Resources and Corporate Governance Committee**
The Human Resources and Corporate Governance Committee is responsible for the development and maintenance of the Corporation's corporate governance practices, including the structures and composition of the Board and Board committees; defining the relationship, roles and authority of the Board and management; identifying and recommending suitable Director candidates; setting Directors' compensation, and external reporting of the Corporation's approach to corporate governance and executive compensation.

In addition, it reviews, develops and recommends to the Board appropriate management compensation policies, programs and levels. The Committee reviews the Corporation's management compensation strategy and programs to ensure that they are aligned with shareholders' interests and corporate performance. The Committee develops performance objectives in conjunction with the Chief Executive Officer and assesses the performance of the Chief Executive Officer annually in relation to these objectives. In addition, the Committee is responsible for reviewing short-term and long-term succession plans for senior officers of the Corporation.

5. **Pension Fund Committee**
The Pension Fund Committee formulates general investment policy, monitors the implementation of that policy and reports to the Board at least annually on investment results achieved. It also reviews and comments on the reports of the Corporation's actuary and their implications, and the level of the Corporation's contributions to the pension plans with respect to both current service and unfunded liabilities.

Shareholder Information

Registered and Executive Office
1555 Notre-Dame Street East,
Montreal, Quebec H2L 2R5
Telephone: (514) 521-1786

Registrar and Transfer Agent
CIBC Mellon Trust Company,
Halifax, Montreal, Toronto, Winnipeg,
Regina, Calgary and Vancouver
Answerline™: 1 800 387-0825
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Stock Dividend Plan
Under the Corporation's Optional Stock Dividend Plan, shareholders may, if and as determined by the Board, elect to receive their dividends in the form of Class "A" non-voting shares instead of cash. Shareholders wishing to obtain more information about this Plan should write to the Secretary, 1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5.

Fiscal 2004 Key Dates
Fiscal year-end March 31, 2004. Interim Reports to Shareholders are scheduled for mailing in August and November 2003 and February 2004.

Annual Meeting
The Annual Meeting of Shareholders will be held in the John-Molson Room, located at 1670 Notre-Dame Street East, Montreal, Quebec on Thursday, June 19, 2003 at 11:00 a.m. Eastern Daylight Time.

Shareholder and Investor Relations
Shareholders, institutional investors, brokers, security analysts and others desiring financial information, having inquiries or wishing to obtain copies of the Corporation's Annual Report or Annual Information Form should write to:

Investor Relations, Molson Inc.,
1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5
investor.relations@molson.com

Duplicate Annual Reports
Some registered holders of shares of Molson Inc. may receive more than one copy of shareholder information mailings such as this Annual Report. While every effort is made to avoid duplication, if securities of the same class are registered in different names and/or addresses, multiple copies are forwarded. Shareholders receiving more than one copy are requested to write to the Investor Relations Coordinator so that arrangements may be made to avoid duplicate mailings. The Annual Report is also available on line at www.molson.com.

Rapport annuel
Si vous désirez recevoir un exemplaire français de ce rapport annuel, veuillez vous adresser à la coordonnatrice, Relations avec les investisseurs, 1555, rue Notre-Dame Est, Montréal (Québec) H2L 2R5.



March 2003

Financial & Operating Highlights

Molson is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Kaiser and Bavaria.

	2001	2002	**2003**	Change vs 02
Results *(Dollars in millions)*				
Sales and other revenues	2,483.4	2,830.8	**3,529.2**	25%
Net sales revenue	1,857.1	2,102.3	**2,515.2**	20%
Comparable earnings before interest, income taxes and amortization	351.5	426.4	**580.5**	36%
Comparable earnings before interest and income taxes	302.1	371.8	**515.6**	39%
Comparable net earnings from continuing operations	141.6	194.1	**281.7**	45%
Net earnings	133.9	177.6	**312.4**	76%
Cash flow from operations before working capital and rationalization costs	232.0	292.3	**370.1**	27%
Financial Position *(Dollars in millions)*				
Assets	3,280.8	4,506.3	**3,914.6**	(13%)
Property, plant and equipment	914.9	1,188.5	**1,026.9**	(14%)
Intangible assets and goodwill	1,518.8	2,671.7	**2,322.9**	(13%)
Cash	70.1	71.0	**12.2**	(83%)
Current portion of long-term debt	–	58.9	**40.6**	(31%)
Long-term debt	1,204.4	1,687.2	**1,180.0**	(30%)
Shareholders' equity	795.4	1,173.9	**1,033.0**	(12%)
Performance Ratios				
Comparable return on shareholders' equity	15.6%	19.7%	**25.5%**	5.8%
Return on invested capital*	6.8%	7.4%	**10.1%**	2.7%
Per Share *(Dollars)*				
Comparable net earnings from continuing operations				
Basic	$1.19	$1.62	**$2.21**	36%
Diluted	$1.18	$1.59	**$2.18**	37%
Net earnings				
Basic	$1.12	$1.48	**$2.45**	66%
Diluted	$1.11	$1.45	**$2.41**	66%
Dividends	$0.36	$0.38	**$0.42**	11%
Book value	$6.65	$9.19	**$8.12**	(12%)
Operating Data				
Volume *(Hectolitres in millions)*	11.7	14.3	**23.1**	61%
Brewing capacity *(Hectolitres in millions)*	21.4	44.3	**39.0**	(12%)
Employees (Full time equivalents)	3,800	5,900	**5,400**	(8%)

** Defined as comparable net income from continuing operations excluding after-tax interest expense divided by average net investment (net investment is calculated as total assets less current liabilities (excluding current portion of long-term debt)).*

Strategic Objectives

CANADA | BRAZIL | UNITED STATES

1. Grow operating profit by 14.5% annually
2. Grow market share annually
3. Grow volume by 4% to 5% annually
4. Organizational renewal
5. Improve quality



Net sales revenue
(Dollars in millions)
$1,857.1
$2,102.3
$2,515.2
Comparable EBIT
(Dollars in millions)
$302.1
$371.8
$515.6
Comparable net earnings per share
$1.19
$1.62
$2.21
Comparable return on shareholders' equity
16%
20%
26%
2001
2002
2003



157


MOLSON
1786

Toronto Stock Exchange


40
30
20
10
0
Jun/00
Sept/00
Dec/00
Mar/01
Jun/01
Sept/01
Dec/01
Mar/02
Jun/02
Sept/02
Dec/02
Mar/03

TSX: MOL.A	2001 Q1	Q2	Q3	Q4	2002 Q1	Q2	Q3	Q4	2003 Q1	Q2	Q3	Q4
Share Price:												
High	$14.875	$17.625	$21.975	$23.30	$24.50	$26.87	$28.00	$34.92	$39.20	$33.70	$33.50	$34.60
Low	$10.550	$13.700	$16.575	$18.25	$20.65	$22.33	$24.00	$26.01	$30.85	$26.84	$28.03	$30.70
Close	$14.475	$17.125	$21.500	$22.00	$24.00	$26.87	$28.00	$34.92	$32.95	$31.00	$33.45	$33.67
Volume traded *('000s)*	11,870	9,224	10,534	16,792	20,191	13,567	14,601	22,563	26,252	24,942	25,657	22,624
Dividends per share	$0.09	$0.09	$0.09	$0.09	$0.09	$0.09	$0.10	$0.10	$0.10	$0.10	$0.11	$0.11

Capitalization at Book Value as at March 31

(Dollars in millions)	2001	2002	**2003**
Current portion of long-term debt (net)	(70.1)	(12.1)	**28.4**
Long-term debt	1,204.4	1,687.2	**1,180.0**
Shareholders' equity	795.4	1,173.9	**1,033.0**
Total capitalization	1,929.7	2,849.0	**2,241.4**

Common Shares *(March 31, 2003)*

Oustanding Shares *(Millions)*		*Outstanding*
Class "A"	non-voting	104.8
Class "B"	common shares	22.5
Total		127.2
Weighted average – basic		127.3
Weighted average – diluted		129.5

Key Dates in Fiscal 2004

Dividends	Record Date	Payment Date
Classes "A" & "B" shares	June 13	July 1
	September 15	October 1
	December 15	January 1
	March 15	April 1

Results	Announcement Date
First quarter	July 29
Second quarter	November 5
Third quarter	January 28
Fourth quarter	May 5

Credit Ratings as at March 31, 2003

	DBRS Rating	DBRS Trend	S&P Rating	S&P Outlook
Commercial paper	R-1 (low)	Stable	–	–
Senior debt - Molson Inc.	A (low)	Stable	BBB+	Negative
Senior debt - Molson Canada	A	Stable	BBB+	Negative

Stock Exchange Listing

The Toronto Stock Exchange
Molson is part of:
TSX 300 Index
TSX 60 Index

Trading Symbols

Class "A": MOL.A
Class "B": MOL.B

Head Office

Molson Inc.
1555 Notre-Dame Street East
Montreal, Quebec H2L 2R5
Telephone: (514) 521-1786
Facsimile: (514) 598-6866
www.molson.com


Market capitalization
End of fiscal year
(Dollars in millions)
$2,630
$4,460
$4,284
2001
2002
2003
Capitalization at book
(Dollars in millions)
1%
46%
53%
Current portion of long-term debt (net) $28.4
Long-term debt $1,180.0
Shareholders' equity $1,033.0


MOLSON
M
1786

Canada

100% Molson Canada
49.9% Coors Canada


Net Sales
79%
Canada
Seasonality
Quarterly Volumes
Q1
Q2
Q3
Q4

United States

50.1% Molson USA


Net Sales
3%
United States
Seasonality
Quarterly Volumes
Q1
Q2
Q3
Q4

Brazil

80% Cervejarias Kaiser


Net Sales
18%
Brazil
Seasonality
Quarterly Volumes
Q1
Q2
Q3
Q4



Breweries
Offices

Main Brands

Financial Highlights

(Dollars in millions)	2002	**2003**	Change vs 02
Sales and other revenues	2,520.1	**2,628.3**	4%
Net sales revenue	1,903.4	**2,001.4**	5%
Comparable EBITDA	427.6	**530.1**	24%
Comparable EBIT	380.4	**485.4**	28%
Assets	2,529.7	**2,567.8**	2%

Operating Highlights

	2002	**2003**	Change vs 02
Market share	45.1%	**44.4%**	(0.7%)
Volume *(hl in millions)*	9.50	**9.37**	(1%)
Brewing capacity *(hl in millions)*	13.5	**13.5**	0%
Breweries	5	**5**	
Employees	3,300	**3,300**	0%

Owned	*Partners*
Molson Canadian	Coors Light
Molson Canadian Light	Heineken
Molson Dry	Corona
Molson Export	MGD
Molson Ex Light	
Rickard's	
A Marca Bavaria	





Financial Highlights

(Dollars in millions)	2002	**2003**	Change vs 02
Sales and other revenues	86.7	**84.9**	(2%)
Net sales revenue	71.2	**71.7**	1%
Comparable EBITDA	(5.7)	**(6.1)**	(7%)
Comparable EBIT	(5.7)	**(6.3)**	(10%)
Assets	160.2	**161.7**	1%

Operating Highlights

	2002	**2003**	Change vs 02
Volume (hl in millions)*	1.90	**1.77**	(7%)

* *Including Foster's volume produced for the United States*

Owned

Molson Canadian
Molson Canadian Light
Molson Golden
Molson Ice

Financial Highlights

(Dollars in millions)	2002	**2003**	Change vs 02
Sales and other revenues	224.0	**816.0**	n/m
Net sales revenue	127.7	**442.1**	n/m
Comparable EBITDA	4.5	**56.5**	n/m
Comparable EBIT	(2.9)	**36.5**	n/m
Assets	1,816.4	**1,185.1**	(35%)

Operating Highlights

	2002	**2003**	Change vs 02
Market share	17.0%	**14.6%**	(2.4%)
Volume *(hl in millions)*	2.96	**11.94**	n/m
Brewing capacity *(hl in millions)*	30.8	**25.5**	(17%)
Breweries	13	**10**	
Employees	2,600	**2,100**	(19%)

Owned	*Partners*
Kaiser	Heineken
Bavaria	



In Memoriam



On September 30th 2002, Senator Hartland de Montarville Molson passed away and with his passing a chapter in the Molson history came to a close.

Senator Hartland Molson played a vital role in building Molson into the company it is today. Hartland Molson served the Corporation in a variety of positions over a fifty-year period: President between 1953 and 1966, Chairman between 1966 and 1974 and Honorary Chairman between 1974 and 1983. He retired from the Molson Board of Directors in 1988.

Hartland Molson led Molson through a period of phenomenal growth, which saw the company establish brewing operations in western and eastern Canada. Under his presidency, Molson opened a state-of-the-art brewery on the shores of Lake Ontario in 1955, which was designed to brew the company's first lager, then called Crown and Anchor, and now better known as Molson Canadian.

Involved throughout his life with amateur and professional sports, Hartland Molson had a love for the sport of hockey that led him to give the Montreal Canadiens a Molson face, establish a sponsorship agreement with Hockey Night in Canada and contribute significantly to the establishment of the Molson brand.

Hartland Molson was a visionary and a builder. In all that he did, he set the highest standards for himself, leading by example. He was a man of principle, a true gentleman and he will be deeply missed by the entire "extended" Molson family.

Bélanger Rheault Communications Design ltée

www.molson.com


MOLSON
M
1786

Molson Inc.
1555 Notre-Dame Street East
Montreal, Quebec H2L 2R5
Telephone: (514) 521-1786
Facsimile: (514) 598-6866

Printed in Canada

Conference Call Transcript
Page 163 to184
File No. 82-2954

MOLSON

Moderator: Danielle Dagenais
May 2, 2003
2:00 p.m. ET

Operator: Good day everyone and welcome to today's Molson conference call. As a reminder, today's call is being recorded.

At this time, I would like to turn the call over to the Vice President of Investor Relations, Danielle Dagenais. Please go ahead, ma'am.

Danielle Dagenais: Thank you operator and welcome, everyone, to Molson's year end results conference call. At this stage you should have received by fax, e-mail or wire an earnings release which included the fiscal 2003 and fourth quarter financial statements with the accompanying supplemental information.

Hosting the call today are Daniel O'Neil, the President and CEO of Molson, and Brian Burden, the CFO. We are pleased to have participating financial analysts, investors and media. At the end of the formal remarks, we will entertain questions from analysts and investors. Media listeners are invited to communicate with us after the call to ask questions.

Before we start let me highlight that the coming discussion may contain forward-looking statements which are subject to risks and uncertainties detailed in Molson's filings with the appropriate Securities Commission. Actual results may differ materially. The corporation undertakes no obligation to revise any forward-looking statements publicly.

And now, I will turn the meeting over to Dan.

Dan O'Neill: Good afternoon, everyone. Sorry about that radio commentary about whatever legal factors. On a Friday afternoon, I am sure not many of you want to hear it. Thank you for being flexible also with respect to the timing of this afternoon's meeting. We thought it would be prudent to advance the meeting from the regular four o'clock to two, given it is a Friday afternoon, and we spoke today in the board meeting about next year and not having any Friday afternoon meetings like this. So sorry about that and let me get into the news.

As you read in the press release, once again Molson has not only delivered on its commitment to the shareholders, but exceeded these commitments, despite a year that was characterized by the integration of a major Brazilian acquisition, an economy that was, to say the least, tumultuous, not only in Brazil, but globally, and the market in Canada disrupted by low price share gouging by competition, Molson delivered and delivered very strongly. In fact, Molson exceeded its targets. The new broader business base gives Molson the ability to deliver despite adversity in any one market. Molson did not fire on all four cylinders for the full year, but we still delivered. Clearly, the opportunity is to fire in each of the four divisions, Ontario/West, Quebec/Atlantic, the US and Brazil.

As you read in the press release and I will quickly summarize because Brian gets into this later, our total revenue was up 19.6 percent, our EBIT was up 38.7 to $515.6 million, our EBITDA to net sales, which is a key measure for our company and we have been talking about it for several years and in June of '99 and in fiscal '99 we were at 18.3 percent; this year we reached 29.2 percent in Canada and 21 – 23 percent for the overall company. That is significant improvement from the three years ago levels, but there is still a way to go, especially in Brazil and I will talk to that point later. EPS was well above our original budget, above the recent forecast of $2.21, at 36.4 percent year-on-year increase.

These very positive results allowed us once again to increase the dividend payment based on the policy approved in November 2001; a three cent per share increase will be in effect for the dividend payable July 1st, 2003. This represents the second dividend increase in less than six months and demonstrates the confidence that Molson has to continue to deliver on our commitments to improving long term shareholder value. I think it is also important to state here that the increase in dividend reflects our commitment to the dividend policy and providing a return in the 25 to 30 percent range and I think it is critical going forward that we maintain this policy and we are quite committed to doing that.

As I stated last year during the year end conference call, there is still a lot of work to do. Better stated, there are still numerous opportunities for Molson to capture additional shareholder value through numerous opportunities. Now let's take a look individually at the four divisions and the challenges for next year. First of all, in Canada: In Canada profits were very, very strong, especially in the Ontario/West division which significantly exceeded share of Canadian profit, especially in the fourth quarter. Brian will speak to this specifically and where the upsides were. Total share in Canada was down .7 points with growth in Quebec/Atlantic offset by a decline of 1.1 points in Ontario/West.

Earlier in the conversation someone asked me my view on the share. I said, and I think it is a very good summary; I was disappointed in the share decline, but not concerned about the share decline. We can go into the details of the share at the end if there are specific questions. As I said, the share decline in Canada was disappointing, driven by an unwillingness on Molson's part to respond to the share gouging reductions, or price reductions by competition, especially Sleeman in both the super premium and sub premium segment, as well as Lakeport and Big Rock. The price gaps will be addressed this fiscal year through a reallocation of our promotional spend which were identified in the fiscal '03 as low value, or low efficient promotional spending. It is important to note that the total media, TV advertising and brand building activities will be increased in F '04, but Molson will not accept low-balling price and will not stand by to see the share erode because of this and will spend to enhance our competitiveness in this area. I think I will just quickly and briefly summarize what I am saying here. We have identified in last fiscal some areas where our spending in marketing and sales was not giving us a strong return. That money will be reallocated if need be to drive price gaps. I think a great example of the impact here, in our fourth quarter of the year, Ontario and the West was able to come in very high on budget – or high on the profit side - while responding to price competition. So that is the plan.

But more importantly, we are not going to walk away from enhancing the imagery of our core brands through advertising and brand building activities. The emphasis in total Canada will be on regaining lost ground for Molson Canadian, the successful introduction in the light segment for both Molson Canadian Light and Export Light, as well as the successful launch into the growing, highly profitable super premium segment. The new focus on innovation is critical to the success of Molson Canadian and steps have been taken to follow up during F'04 and in F'05 with strong initiatives to support the Canadian brand. Cost savings in Canada continues as an area of focus which, I am sure, does not surprise anyone. The clear challenge in Canada is profitable share growth as we go further. Please do not lose sight for a second; the goal is profitable share growth.

Moving to the US, performance in the US has to be considered very, very strong. Fourth quarter performance was up 2.7 percent, representing the first quarter-on-quarter growth. Last year the same quarter was up 1.6: both February, plus 2.1 percent, and March, six percent, drove the performance. The annual growth came in at approximately .1, the first growth that we have experienced since 1995. Molson Canadian is the fastest growing brand; it is the number one of the top 25 imports in the US Quarter four growth of Canadian was 48 percent, and 39 percent for the fiscal year. The Canadian trademark, which is critically important for us, represented 41 percent of our portfolio in the fourth quarter. Now it is the largest brand in the portfolio which will tend to soften the declines that we have been experience as this brand becomes more powerful in the portfolio. Its percentage is greater, offsetting some of the declines of the other two brands.

In fiscal '04, the focus will be obviously to continue the growth of Molson Canadian in our prime regions. We will continue with our distributor conversion targets, we will define the role for Molson Ice – it is quite interesting that Molson Ice, despite our pulling back over the last several years, still has strong regional focus and it has cut a place for itself in the marketplace and we want to capitalize on that. Expansion of Molson Canadian, as we mentioned earlier, into the California and Florida market as a rollout to the current focus we have, and as well Bavaria, the product that we launched in Canada about a month ago, will enter into a three-city test market in the US and the test schedule is for mid-June.

Brazil. Brazil delivered a significant increase in overall EBIT relative to the previous year at 36.1 million. Quite honestly, it is down from budget due to an un-forecasted economic environment. Year one saw total market decline of one percent, however, Kaiser volume dropped 17. Market share increased, and this is very important, for the third consecutive quarter to 14.6, but down from last year when the pre-acquisition activity was occurring. The year was characterized by significant economic factors in Brazil and I think it is really important for everyone to take a look at where the economy and the economic outlook are for Brazil at this time. If you recall, about June of last year there were several articles in the newspaper appearing about the negative outlook, and that impacted us as an overall company and I think that has been dramatically changed. You know you look at the real, and the real exchange took swings during the year, starting out as low in October of last year at 2.27, up to 3.95, down to 3.10, and is now in the 2.90 range; very, very positive for us as we go forward. The inflation rate went from 7.5 percent to a high of 16.7, interest rates went from 18.7 to 26; a lot of very dramatic changes for a first year entry into a marketplace. We took six separate price increases were introduced during the year; returnables were increased five percent in July, four percent in December and 10 percent in January. Non-returnables were increased 10 percent in July, 11.8 percent in self-service by themselves, and another 11.3 percent in December. Despite these aggressive prices, the price gap with our competition remains basically unchanged. There has been a marginal improvement, but very little. Still a big opportunity.

The big question, however, is how do we look at the future in Brazil and what have we learned. The opportunity is huge and the outlook is even stronger as the future is much more certain. The size of the market remains huge and we continue to grow. The distribution gaps remain; there are signs of improvement in the two test regions that we are doing. The acquisition of Panamco by FEMSA will bring much needed improvement and discipline to the organization and remember, Panamco represents 32 percent of the Molson business. It represents 40 percent of the total softness that we have experienced over the last 12 months. We have also completed three year volume plans with each one of the bottlers, as I mentioned in a previous meeting. They have signed up for all those numbers now and we are evaluating complimentary distribution solutions to areas that we feel cannot be addressed through our current system. And I do not want to talk specifically about which regions they are because we are still in the process of gaining approval for that. But it is clear that in certain areas we may have to go out of the Coke network to be able to meet our objectives and we will do that rather than miss our objectives.

The major new learning is associated with three areas in Brazil. The need for improvement in the commercial area; we looked at it and if you look at where we have come from after the 12 months, we just recently hired about three weeks ago an 18 year veteran of AmBev. He left AmBev 12 months ago, he has come into our company to head up our sales and has realigned our sales organization to match the distribution and training needs identified last year. Based on his joining the company, we have six new sales people with experience beginning in our company on Monday, this coming Monday.

We know what is required in this system, also to strengthen Coca-Cola's relationship. The volume drop, as I mentioned, is related to three bottlers and will be focused at these three bottlers. In fact, our ex-COO has now moved and is working over with one of these bottlers which will definitely bring beer priority to that Coke bottler.

Third, the continued cost savings focus is required; there is no question. As we went into Brazil, we all felt that the company was too large for the current volume that it was selling; therefore the total costs were too high. Projeto Cem, as you know in the press release, over-delivered in year one, reaching 72 million reais versus a budget of 40. The new learnings that we have experienced has allowed us to add an additional 100 million reais to the three year plan, with new savings coming from reducing fixed costs, variable costs and marketing. The important message here is we are moving Project 100 to Project 200. The 40 million reais that we had budgeted for F'03, we came in at 72 million. The annual numbers now for those who are keeping track, are F'03, 72 million reais, F'04 will be 82 million reais, and F'05 will be 46 million, summing up to 200. The area, as you know, the fixed costs are a big driver of that. The variable costs we are addressing through people and other elements, the marketing costs also we are taking down as we felt from day one they were much too high.

So in conclusion, the company as a total continues to deliver above expected results and continues to deliver exceptional shareholder returns. There is no question there are always difficulties which everyone is anxious to point out, but it has been our objective to always be in the forefront of these difficulties, continually evaluating our own work inside and always trying to improve. Are we happy with the results? They are pretty solid, but there is still a lot of upside with a lot to get done, a lot to be accomplished to ensure we continue to deliver the vision as being one of the top performing beer companies in the world. We have hired 10 critical new people this year to help us get it done; three in the sales area alone at the head positions in sales, and five in marketing. We are very, very committed and we are very much looking forward to the new fiscal year.

Thank you very much. I will turn it over to Brian.

Brian Burden: Thanks, Dan, and good afternoon, everyone.

As Dan has mentioned, from a financial standpoint we once again have had a very strong quarter and therefore a full year, with significant EBIT and EPS growth. For the year, net sales revenues increased 90.6 percent, to 2.5 billion with Canada up five percent, and the balance due to the impact of our Brazilian operations. Volumes were up 61 percent, to 23.1 million hectoliters, with Brazil contributing more than half of the total at 11.9 million hectoliters. Canada, at 9.4 million hectoliters, was down 1.4 percent. Net interest expense for the year was 95.4 million, 29.9 million over previous year, but this was purely due to an overall increase in average net debt as a consequence of our Kaiser acquisition in Brazil. And as you know, we remain targeted to reduce our long term debt to pre-Kaiser levels by September 2003. Income tax expense at 150 million is also higher than last year, but this is due to our increased profits and remains at the lower rate for this year at 32.5 percent, compared to 37 percent last year. This reflects mainly reduced statutory tax rates in Canada as well as the mix of earnings between Canada and Brazil.

Net earnings for the year end were 282 million, an increase of 45 percent on the comparable 194 million last year. In Canada, operating profit increased 28 percent, to 485 million in the full year, and by 57 percent, 208 million, in the fourth quarter. So EBITDA to net sales continues to improve, up to 29.2 percent in the quarter and 26.5 percent in the year and the comparables for last year were 20.3 percent and 22.5 percent. So current EBITDA levels are now in-line with the target set by Dan three years ago to reach levels in excess of 27 percent.

Both the operating profit and EBITDA ratios, though, are impacted by specific F'03 savings – specific to F '03 savings of 25 million relating to a reduction of EVA bonus accrual of about 18 million, and lowering in-case promotions of seven million. So that is about 25 million for the year and approximately 20 million of this reduction was reflected in the fourth quarter results. So after adjusting for these factors, underlying EBIT for the quarter and full year would have been 28 percent and 21 percent respectively.

Revenues in Canada were up five percent for the year due mainly to a favorable price environment of between four and five percent, but also favorable mix offset by lower volumes. Project 150-2 delivered the final $19 million of savings in quarter four, giving a total for the year of 59 million. Costs for the quarter as a result were eight percent lower than last year and flat on a full year basis.

In Brazil, net sales revenues in the full year more than tripled to 442 million in comparison to last year due to the Kaiser acquisition. Total EBIT for the year was 36.5 million Canadian, or 83.2 million reais with EBITDA to net sales of 13.5 percent. For the quarter this was higher at 16 percent, but still below our target of 18.3. Our longer term target is to approach 25 percent. As you are aware, many actions have been taken during the year to improve profitability, including the hedging program, tighter capital expenditure controls and accelerated cost reductions. And with the government in Brazil initiating positive steps towards important needed reforms, macroeconomics are improving and we are starting to see many of the fundamentals become more positive, including the appreciation of reais against the US dollar. As you heard today, Projeto Cem has been increased by Reais 100 to 200 million in total in the same period, as Dan has said, 2003 to 2005, and this will help, as announced, overall EBIT and EBITDA margins for F'04 and F'05.

In the US, EBIT for the full year was a loss of 6.3 million Canadian from our 50 percent of the joint venture, broadly in line with last year as Molson USA continues to reinvest its additional profits from improving volumes in marketing.

From an overall consolidation position, cash flow from operations before changes in working capital and rationalization spending increased 27 percent, to 370 million. Working capital reduced in the quarter by 30.8 million, leaving the full year high about 51.5 million, though this was mainly due to our new investment in Brazil, circa 25 million, to Kaiser transaction costs, which were accrued last year but paid in this year, of 15 million, and higher prepaid expenses of 10 million, mainly due to marketing related costs, some due to the launch of our two new brands in Canada. The balance sheet continues to strengthen with net debt to equity ratio reducing to 54 percent in the quarter, from 55 percent in December 2002 and 59 percent in March of the previous year. And also our net debt to EBITDA ratio is now reduced to 2.2 times versus 4.5 times last year. Long term debt reduced by 20 million in the quarter and 507 million in the year and is now down to 1.18 billion. For our long term outlook, we remain committed to a 14.5 percent EBIT growth.

And at this time, we would like to proceed with questions. I will hand it back to Danielle. Thank you.

Danielle Dagenais: Operator, go ahead with questions, please.

Operator: Yes. To ask a question today, simply press the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please remove your mute function to allow your signal to reach our equipment. Once again, please press star one if you do have a question.

And we will go first to Karim Salamatian at BMO Nesbitt Burns.

Karim Salamatian: Good afternoon, everybody. First question for you, Dan, regarding the Canadian environment, it sounds like you gave more air time today to Sleeman. Are you more concerned about Sleeman's actions in this market than Labatt's?

Dan O'Neill: Not at all. I just – it was more about who was leading the price decreases and, you know, being somewhat uncompetitive in price. And when you look at it, I feel it is much more in Sleeman's hands. I think the major brewers will – I do not see a problem going forward. I mean there was a lot of talk about price discounting and promotional expenses, activities. I do not think that will happen with the big brewers. It will be some outliers, the Lakeports and the Sleemans, when they are trying to get share. But no, it is more of a general statement of the environment, Karim, as opposed to any particular player.

Karim Salamatian: OK, so if the market is as disciplined this year as it has been in the recent past, could we actually see your marketing spend come down?

Dan O'Neill: No, it is not our intent to decrease our marketing spend. The intention is to strengthen the brands and invest in our equities in the brands and I feel very comfortable that we can do that. We have got great new advertising coming on. I mean, you can see a change already; we have got quality advertising on TV right now for the first time in several years where we are featuring the real quality of our liquids. We have a new campaign for Canadian coming out in about four weeks. We have another big campaign hitting in August for Canadian. We feel real comfortable with what we have in line for Canadian in the next six to eight months. And a similar situation with Export and Export Light in Quebec, we feel pretty strong in that whole market as well.

So overall, I do not see the marketing spending coming down. I think we can meet our spending – we can meet our EBIT targets in Canada without really pulling back anything and still have the reserves in place in case something happens from a competitive point, and still more than deliver our EBIT targets in Canada. You know we did not have a price increase budgeted in our plans and then were able to take a price increase – or we were not able, we followed the price increase by our competitor, and so that leaves you in a pretty good position to respond to competitive activities going forward.

Karim Salamatian: Do you care to quantify how much Molson Canadian brand was down in the year?

Dan O'Neill: Well actually it was for the last three quarters of the year, so last year in quarter one it hit a pretty solid number, OK. And then we dropped in Q2 and then to Q3 we are up and Q4 we are up again on Canadian and actually we are almost back to the same level that it was in Q1. So as we go forward into this fiscal, I see it getting stronger over the next couple of weeks. It was down, it was down one point...

Karim Salamatian: OK.

Dan O'Neill: ... in Ontario.

Karim Salamatian: OK, last question, switch to Brazil. What is going on in Sao Paulo? I know you guys have been losing some share there and at your Investor Day you talked briefly about it. What do you think is going to happen in that market this year?

Dan O'Neill: I think it is pretty – Sao Paulo is one of the areas of our greatest – our greatest concern, as you know, and was purchased by FEMSA and it has been the greatest disappointment to us as a partner, if you will; anywhere in the world, that would be our greatest disappointment. We have presented several times and had a lot of discussions. The discussions have not seemed to get out of the board room, that is why we brought in the new sales expert. The individual that we have hired that starts on Monday was actually, in his career he was responsible – he worked as the head of the Skol distributor for Sao Paulo. He also worked for Schincariol in Sao Paulo and used to work for the new head of sales that we hired a month ago. So we have got a seven-page plan that says here is what we are going to do. I am not one to leave something in someone else's hands if they are messing it around and I do not think either is Robert so we have got a program put in place. I am going down there the week after next for three days and we have got to get this resolved and we have got to do it ourselves. We tried to be the nice guys and work out the program with our partners; it did not happen, so we are going to fix it.

Karim Salamatian: Now what exactly is AmBev doing in that market to take share from you? I understand what you are saying, it is probably the distributor issue, but...



Dan O'Neill: No, I do not – I would not – I would not lay it over to the competitor of doing anything special; they are doing what they do well and execute. We are not – it is what we are not doing; we do not have regular sales calls, we are not doing a good job on premise, we are not making the visits on a regular basis, we are not making it to the right accounts, we are treating our A accounts worse than our B accounts and one we are giving credit to. It is just a series of errors that have to be addressed and they are going to be addressed.

Karim Salamatian: OK, that is terrific. Thank you.

Dan O'Neill: Thank you.

Operator: Thank you. Our next question today comes from Jim Durran at National Bank Financial.

Jim Durran: Good afternoon. I just want to stick with Brazil for a minute. I am a little unclear; how unhappy were you with the fourth quarter in Brazil as opposed to total year?

Dan O'Neill: Pretty disappointed. You know when you look at it from a profit profile, Jim, we always know that the December period – and we are a little worried about how people would look at January, February and March. And share was up in the third quarter, OK? Well, the fourth quarter, OK, relative to the two previous quarters. So as I say, I am disappointed. At the same time, share was up. We would have thought, and were hoping for, a little more profit, which did not come through, and we were a little bit worried from the outsider's view that – you know we know quarter – the October, November, December quarter is the strongest and we just worry that individuals would think that the Q4 should have been almost as strong as Q3, which is not the case. Q3 in Brazil is a very, very strong quarter relative to the rest of the year so we were a little worried about people's expectations.

I think the learning for us – and it is funny because I called Robert up to have a discussion in about mid-February and said, "Robert, you know, I think we got to take a look at are we the right size and is our cost associated correctly with the volumes and expectations?" And he said, "I have been working on it for about two weeks." So we were both coming out to the same perspective on that. But it is moving ahead and we are – you know, from a quarterly point of view we feel good. But there is still work to be done and it is all about execution. We still – in two of the regions where we put in this specific salesman for beer, we still see phenomenally good results and we are going to be moving forward with that.

Jim Durran: One last question on Brazil, just on hedging for the year. Where do we stand?

Dan O'Neill: I will let Brian answer you because he just had a meeting on this yesterday with Robert.

Brian Burden: Yes, we are basically hedged for the first quarter around about 53 percent, and we are hedged at around about 3.48. And we are hedged a little bit as well in July. Because remember, as you look at some of these, you know we can look to buy the spot market as well, so not being too far hedged in April, May and June can be helpful. And (Robert) and I are talking regularly on this basis and also we just put a new policy in which says that we want to be hedged at least 30 percent for the first six months, or over a six month period, and as a maximum, 70 percent of a 12 month period.

Jim Durran: Great, thank you. And last question and I will let somebody else come in. Still with Brazil but now moving to Canada. Can you give us any indication how the Bavaria launch is going in Canada?

Dan O'Neill: I was asked this question earlier today. We do not want to start giving out three, four week results. Qualitatively, I will give you an opinion; it is doing extremely well. It is hard to judge the success of a brand without its advertising; the advertising campaign should start within seven days, so we are looking forward to that. The ads are all finished and they are pretty awesome actually; they will definitely get some talk value in the marketplace.

Jim Durran: OK, great. Thank you.

Dan O'Neill: Thank you.

Brian Burden: Thank you.

Operator: Thank you. And now we will hear from Irene Nattel at RBC Capital Markets.

Irene Nattel: Thank you. Just going back to Brazil for a moment, the reais revenue per hectoliter was down a bit in the fourth quarter relative to the third. Does that reflect a change in mix?

Brian Burden: Yes, a little bit. I think it is a change – it is a little bit of a change in mix in terms of the cans versus the bottle, but I think it was marginal in terms of the change. So I do not think it is anything untoward.

Irene Nattel: No, you are right; it was marginal. Just you are getting us a little bit spoiled with increases.

Brian Burden: So many things can happen with mixes. You know, it can be mix within province, it can be mix within category, et cetera, so I would not read too much into that.

Dan O'Neill: I think one of the big elements there was actually the on-premise cold market softened a little bit into the more profitable regions. I think that is what actually happened, Irene.

Irene Nattel: OK, thank you. And again, sorry to belabor the point, just sticking with Brazil Dan, in your comments, you were saying that you are looking basically for complementary distribution in areas where your current distribution is weak and, clearly you know Sao Paulo is one of them. I am assuming that this – could you talk a little bit more about your, I guess how broadly you feel you are going to have to use that. Is it really isolated to a couple of locations?

Dan O'Neill: It is isolated to a couple of locations where we have spent a lot of time discussing and discussing and are not getting any traction. We had a meeting with our bottlers, the Bottler's Association and our Advisory Board on Tuesday of this week and brought forth the problems to the group, and they were quite supportive. So we have not gone back and talked specifically with the bottlers, the specific bottlers concerned – you know, the most would be three of 18, or 19 when you look at some of the big sub-distributors. So three of 19 would be of concern and we just feel that we have to get moving and so we all – it is obvious we have to have agreement with them to do it, but I am sure in two of the cases they will recognize that there is an incapability of solving the problem.

Irene Nattel: And is the issue one of their lack of commitment to beer, is it that they themselves are not terribly effective bottlers?

Dan O'Neill: I think I do not want to speak about the Coke bottlers and it is not my place to do that. I think the beer challenge is tough for them in a couple and you know the soft drink industry is quite competitive in several regions so you have a combination. I really do, though, I think there is a – in two of the three for sure there is a very strong willingness to get it done; it is just a matter of the how. And so that is why I think they will be more than willing to work out a program with us to improve it.

Irene Nattel: That is great. And could you just – you said you would be willing to elaborate just a little bit more on what has been going on in Ontario.

Dan O'Neill: In Ontario, what we have seen is the pretty – a pretty strong sense about late July and even maybe coincident to our dropping in-case programs on August 19th, we saw several competitors for varying reasons drop prices and really focus on a $24 beer. It was led by Lakeport because of – we believe because of the lost profit they have experienced from losing the Smirnoff production and – or losing, let's say third-party production. And so they dropped down to a $24 a case and had a free day there for a while and then Labatt rolled back some prices to get back their – and we did not for a long time and we did. In the future we will – it will take us about 45 seconds to do that because we learnt the hard way. And then we got – and then everyone realized that there was some growth there but not of real value and the prices seemed to, one way or the other, get back up to the $26.75 and I think Labatt really led that and we went back to that level and everyone did and then you saw some people slipping back. So it is a matter of is there a $24 price point where the marketplace is happy and if one person plays there, probably everyone has to play there? So that is what went on and I think that was really the, you know, the fly in the ointment over that four or five month period. And we will see how it goes forward.

Irene Nattel: That is great. Thank you very much.

Dan O'Neill: Thank you.

Brian Burden: Thank you.

Operator: Thank you. And with First Associates we have David Hartley:

David Hartley: Hi, good afternoon. Just a quick question about the cost savings that you mentioned in the quarter on the promotional marketing side: could you reiterate that to me, Brian? I think you said 25 million, of which seven million came from in-case...

Brian Burden: No, let me just clarify that. And basically I talked about the full year had been 25 million relating to the EVA bonus and the lower in-case promotions. In the final quarter actually the 20 million was totally due to the EVA bonus. So there was no reduction in in-case in the quarter, it was in the earlier part of the year, as Dan has mentioned, when we took that amount, I think he said it was for about six months...

Dan O'Neill: August 19th.

Brian Burden: Yes.

Dan O'Neill: David, why – do you want to reiterate your question and be more specific so we can give you a very specific answer because the question was somewhat ambiguous?

David Hartley: OK, fair enough. The talk of marketing spend increasing next year, is it due to the fact that you saved on these promotional costs in 2003 fiscal year?

Dan O'Neill: Sorry, you better repeat it because I did not hear any of that in the first question.

David Hartley: The increase in marketing spend that you say you can achieve this year?

Dan O'Neill: Yes?

David Hartley: The 2004 fiscal year, is that due to the fact that you have cut back some of the promotional costs from last year in 2003 fiscal year?

Dan O'Neill: I do not – you know, I would say no. I mean it is a situation more to the point of we do a budget and we have specific plans. I think the plans we have in place are much stronger this year than they were last year. Last year was characterized by a lot of repetition of similar programs and repetition to a consumer tends to have the impact of not really news and not really exciting so each time you repeat a program it kind of diminishes its return. I think the people in the marketing group in Ontario/West have worked really hard to bring creative new ideas to the marketplace.

The other big point, if you look at several of our promotional activities last year, they were really trading the consumer down. You trade from a 24-pack to a 15-pack, i.e. a case 24 promotion to a 15 equivalent case (bubba), and so every time you made that tradeoff, you traded them down and automatically trading your share down to also a lower margin product. We will not have that going on this year. As a matter of fact, we took that 24-pack and the special pack is a 28-pack, so you are doing exactly the opposite. So, on the same-case sales you will have a share increase, especially when you compare it to the 15. That, I think, is the efficiencies that we are looking for. There are a couple of other similar programs, but I do not want to discuss them because they are not in the marketplace at this point in time.

David Hartley: OK. And then the Export brand across Canada and Ontario, can you discuss how it has fared in Q4 and for the full year?

Dan O'Neill: Well, in Q4 – as a full year basis nationally, Export is – for the last, well three years, it has hovered around a four share; you know, one quarter it is four, the next it is 3. – these are the quarters of last year actually, 4.0, 3.5, 4.1 and 3.9. Year before that it was 4.1, 3.8, 4.4, 4.1. Year before that it was 4.1, 4.1, 4.1, 3.9. So pretty close to the same number nationally as it has been and it seems the declines have softened. When you look at that regionally, it is a bit different, but on a national basis, it is pretty strong.

We walked away from the campaign in – you know, the Too Much, I guess it is Too Much Sex campaign, and we are now just pulling out of Quebec, the English campaign in Quebec, and using – and saving a lot of money. We are using their advertising, their creative talent, their creative process and just literally lifting the program. We took all of their promotional materials; huge savings on that whole area when you talk about shooting a commercial, four or $500 thousand, all the promotional spend materials, there is probably a million, million and a half dollars. So right there there is – you know when I talk about efficiencies, there was a national intelligent plan put together that you could spend some money, found money, to support that brand in the same campaign. The 100 year anniversary is now currently in Ontario in key markets in Ontario.

David Hartley: OK. And a final question if I can, in Brazil. Of the 19, we will call it regions or distributors, sub-distributors that you have, how many were growing and how many were not growing? Can you give us a little more color on that?

Dan O'Neill: I do not have that with me. I know that number because we talk about that in both the US and Brazil. We can give you that later today or Monday, if that is OK. If you call up, we will give you that or if anyone else wants it just call up Danielle and she will give it to you, OK?

David Hartley: Terrific. Thanks.

Dan O'Neill:... fair question, actually.

David Hartley: Thank you very much.

Dan O'Neill: Thank you.

Operator: Thank you. We will go now to Michael Van Aelst at CIBC World Markets.

Michael Van Aelst: Hi, guys. Couple of questions; first on Brazil. With the real strengthening the way it has in recent months, do you expect that AmBev or yourself to start pushing some price decreases?

Dan O'Neill: I – this is Dan speaking, Michael. I highly doubt that will happen. You might see some promotional activity strengthen, but overall we all – AmBev has got significant margins, but I do not see that price –price rollbacks. You have got to remember, when you look at your base, and (Ambev) has communicated this on several– yes, actually in their second to last conference call I believe, that they talked about it and in meetings that we have had as an industry, the Brazilian pricing of total beer is significantly lower than anywhere in the world and the comparison I always use, and I know you have heard this before, a can of Coke is more expensive than a can of beer in the supermarkets. So I would be very surprised if you see rollback in prices because the goal of the industry is to get these prices into global standards. And I would be shocked.

Michael Van Aelst: OK. On your distributor side, if you were to pull the product out of, say Sao Paulo, your Sao Paulo distributor and put it in with somebody else, what kind of an impact would that have on your volumes in the following quarter?

Dan O'Neill: Let me tell you, you made an assumption and I guess I should have been clearer earlier. We are not talking about pulling a bottler – the bottler – the product out of a bottler; that is not what I intended to say. For example, and I am going to use real examples, but I am not going to tell you where, OK? So in one particular area, the region might be large enough, or so large that the bottler's currently covers 30 percent of the marketplace, whether in region or in store type, and is not covering 70. We will go out and find someone who can address the other 70. In another example, the bottler may be comfortable selling one particular brand, i.e. Kaiser, but not doing a job on Bavaria. We might go and find a distributor who is more than willing to take on either one of those brands. That will be the approach. So we are not going to decrease the individual bottler's capacity to earn a living on its current business, but we are going to address the weakness in that particular area. Understand the difference?

Michael Van Aelst: Yes.

Dan O'Neill: So the answer to your question would be there would not be a transition volume factor in there.

Michael Van Aelst: I did not catch the market share number you gave for Kaiser and Bavaria in the quarter. Can you repeat them?

Dan O'Neill: We did not.

Michael Van Aelst: Oh, I thought you – OK. Well, what were they?

Dan O'Neill: Why – do you want to call – I can give them to you, but you want to call after and get them because they...

Michael Van Aelst: Sure.

Dan O'Neill:... I will just be rounding off numbers and we can give you those later.

Michael Van Aelst: OK. And then just finally...

Michael Van Aelst: ... in Canada you had a pretty big – pretty decent revenue growth relative to your volume growth. What was – was that mix or was that some significant price increases and if so, where?

Brian Burden: Are you talking Canada or...

Michael Van Aelst: Just Canada.

Brian Burden: Canada was about five percent price increases and about three percent mix. And we talked about this a little bit before, that it is mainly the imports. But again, mix can be by province, et cetera, so as you say, yes, it was a very positive quarter.

Michael Van Aelst: All right, thank you.

Dan O'Neill: Thanks.

Operator: Thank you. With Merrill Lynch we will hear from Patricia Baker.

Patricia Baker: Good afternoon. Just a quick question, Dan. With respect to the test of Bavaria that you are going to do in the US, are you going to be able to exploit the advertising that you are building in Canada for that, make that a cheaper exploit?

Dan O'Neill: The answer to your question, Patricia, is yes, we would be able to do that. The bigger question is when do you do that? The beautiful thing about the Canadian marketplace and the strength of us and something I think we often forget about or do not give Molson credit for, and I am probably the biggest to blame on this, is if a partner comes and sees us and the strength we have with Coors, Miller, Corona, Heineken, is that we can give you distribution in all – I bet you three weeks we can get national distribution. In the US, it is a much slower build and it is not talking about anyone's capabilities, it is a much more build by account and it builds and builds. And so you cannot put advertising on the air without that distribution obtained. So the question becomes yes, we would love to put the ad on, yes, we have shot it with the US – or it is capable of doing the US product. Then the situation comes, well how soon can you get it on? And Dave and I talked about that yesterday because I just wanted to confirm with him what I am allowed to tell you guys. And I said, "Dave, when can we get the advertising?" And he basically went through just the answer I just gave you.

Patricia Baker: So, but basically we should assume you built in the flexibility should you get the distribution, then certainly there is no incremental cost there should you get to the point where you are going to be able to do it.

Dan O'Neill: Exactly. The other thing is I would love to be able to do some border cities where there might be some overflow advertising or if you look at, I do not know, Buffalo, the possibility of the travel and the people back and forth over to bars on both sides of the border and to Toronto, they would become aware of the product. Well, can we capitalize on that?

Patricia Baker: Sure, that makes a lot of sense.

Dan O'Neill: It is that type of exploiting that we are looking at doing.

Patricia Baker: OK, thanks a lot.

Dan O'Neill: Thank you.

Operator: Thank you. Next we will hear from Dan Lioutas at Orenda Corporate Financial.

Dan Lioutas: Good afternoon.

Dan O'Neill: Afternoon.

Brian Burden: Good afternoon.

Dan Lioutas: I just have a couple of quick questions regarding the Canadian marketplace. The first one is with respect to any competitive response to, I guess other companies discounting in the

Canadian marketplace, do you think you can, I guess aggressively respond to that without significantly cannibalizing more profitable sales elsewhere in the system?

Dan O'Neill: I think we can – the answer to the question is yes, we can respond and be – it should not at all impact our EBIT numbers.

Dan Lioutas: OK. Second question relates to your position in Brick Brewing and I am just wondering what your take is on that at this point in time and more generally, whether you think it still makes sense for Molson to partner with smaller independent brewers.

Dan O'Neill: I will answer the second part of the question first. Do I think it is worthwhile for us to partner with smaller brewers? Sure, I would love to partner with a couple of smaller brewers in Canada. I think it would be very, very worthwhile for us as a company in some areas. You know if I could find a partner in the Maritimes where we are still relatively low, I would pursue that opportunity clearly. If I could partner with some big brewers in the Maritimes, I would do that also. The Brick situation is one where, as you know, we do have an ownership position, but it is really not active. I have not spoken to Jim Brickman since the second month that I joined this Company, actually. Saw him a couple of times in Brewers Association meetings, but I bet you I have not even spoken to him in two years. So we are really a hands-off group there and do not get involved and treat them as any other competitor.

Dan Lioutas: OK. Thank you.

Dan O'Neill: Thanks very much.

Operator: Thank you. Our next question today comes from Keith Howlett at Desjardins Securities.

Keith Howlett: Yes, I just had some questions on Brazil. You spent quite a bit of time developing a program with Andina to try and develop the Rio de Janeiro market and I am wondering how that program has worked over the last few months.

Dan O'Neill: Well, just first, Keith, I just – I read one of your reports on the Brazilian marketplace and the economy and I thought it was pretty well done, actually, so congratulations on that one. Andina has been an interesting situation for us. I think the business has been probably our most dedicated and committed bottler in the system. I mean, it is very much committed to the selling of beer; clearly recognizes the importance to its organization for beer. And we set – took a long time setting targets, but it did not deliver on the full targets. It improved significantly, but did not deliver on the total targets. So it is behind where it wants to be and met with Robert actually at the end of the fiscal – it was last Monday they met and had a meeting and they are going to make some significant changes to their organization, i.e. Andina, to try to deliver on their commitment. Very strong, very strong commitment, but not a lot of success relative to the target.

Keith Howlett: And just a question on the hedging program. Is it 30 percent for the next six months?

Brian Burden: It is a minimum of 30 percent over the next six months, yes.

Keith Howlett: And then I did not understand what the 70 percent was.

Brian Burden: Sorry, that was the maximum was 70 percent of the 12 months going forward.

Keith Howlett: Of the 12 – oh, so this is the range.

Brian Burden: Yes.

Keith Howlett: I see.

Dan O'Neill: We are not in that position right now.

Keith Howlett: Right.

Brian Burden: ... we are about 31 percent, 15 percent of the total year.

Keith Howlett: 50 percent of the total year.

Brian Burden: 15.

Keith Howlett: Oh, 15 and 30 for the – 31 for the six months. Is that right? Yes, so...

Brian Burden: Did you get it? So it was 31 percent of the six months, 15 percent of the year is covered...

Keith Howlett: Great.

Brian Burden: Sorry about that.

Keith Howlett: And just – I just have a question on the – to belabor the $24 for 24 beers...

Brian Burden: Yes.

Keith Howlett: Assuming, let's just say that assuming you do not affect your EBIT because you are moving people to un-promoted brands, but clearly does not moving volume to a discount beer contradict your primary strategy of trying to develop core brands like Canadian Export and higher end brands like...

Dan O'Neill: I do not think it contradicts it, it is complementary. I think, Keith, the major thing that we look at a lot differently, and this goes back to August, September, when we were doing our budgeting of last year, we now look at the market in segments, OK? We look at the super premium, the premium, the premium light and the value segment. In that grouping of – well in those segments, we have defined strategies going forward in each one of those segments and recognize we have to be a player in those segments. The interesting point on it is if you look at our Black, you know, our Carling Black trademark, which is a value brand and very profitable because it does not have a lot of the fancy attachments, and the other point is we used to have a value brand which was a Miller product. So you look at the tradeoffs there and can we improve. Well, you had a partner's brand that was playing the low value segment for you, you switch it into your own, there is a profit uptake there, OK? And Black is growing and it represents the production for us, that if people are trading down, there is a tradeoff that they can come into a product in our portfolio that is an owned, very profitable on a per hectoliter basis product because we do not do a lot of things with it; we do not have a ton of people assigned to it, we do not have big advertising budgets assigned to it, we are not doing a million promotions so it is profitable on a per hectoliter basis, a solid product. And you know, if you have a lower base price and you are taking $1.50 off to meet a price point, it is a heck of a lot better than taking a $32 product and trying to match a $24 price point.

Keith Howlett: And I guess not still quite well remembering when I was a student, $24 for 24 would – to me would be very appealing versus – this, I am talking Ontario prices versus, I am trying to remember, 33.25 or something, for regular...

Dan O'Neill: Yes, you know 32 bucks. I think...

Keith Howlett: So you are not – I mean is it not like...

Dan O'Neill: Well, I do not know how you are, Keith, but if I was in a bar sitting around, if I was a 20 year old or whatever...

Keith Howlett: No, I am not in the bar, I am just at home; I went to buy 24.

Dan O'Neill: That is – you are right and that is exactly what we did not address all year long and that is why we are addressing it, so I do not think we can sit there and say – I mean if I am going to lose share to a competitor or I am going to lose share to myself, instead of getting my margin on my 32 bucks, I am getting a higher percentage margin on 24 rather than getting zero on that $33, it is a much better tradeoff for us. And also, I personally believe that by us having a product there and a clear commitment that will keep it there as long as that is where the price point is, that price point will probably move up.

Keith Howlett: Maybe I am asking a broader question is how does – how does Lakeport wag the industry thing? Like how...

Dan O'Neill: I think that is a very, very good statement and someone else implied that we were responding to the one share, two share, three share guides; we are not. I think what we are trying to do is going back to the segmentation and what is the strategy to compete effectively in each one of the segments that you want to be a market leader in. We clearly want to be market leader in all segments in the marketplace. We are in super premium, although it is driven by two partner brands principally, we are in light partner brand, so what did we do? We launched into those segments where we are market leaders, but we want to see our own presence there a lot stronger. Obviously we are the leader in premium. So you sit there and say in the super premium, we want a player there; we are happy with our 36 share, but we are not happy with the profit profile of that relative to what it could be. So we are going segment by segment, people responsible for each segment, and we are playing the rules in the particular segment. The intent is not to trade people down from Molson Canadian to the Black, but it is definitely – it is clearly there to keep people from trading out of Canadian.

Now, how best to do that? Clearly, and we were not ready six months ago, the best way to do that is to bring news to the category in your premium priced products and totally forget dropping – having those price points down there. We did not and we got caught a little bit with our pants down, not with the innovation up and running. You can go back and you can say, "Well, why would you do that?" Well, if we had of been ready, and we were not, we physically were not; did not have the plans, we did not have the people, you know we were working on Bavaria but that was really our focus. We want to bring news – have to bring news to your core brands on a regular basis to keep them alive and interesting to the consumer. And that should be not news to anyone on this telephone call and it goes for toothpaste to soup to catsup. You think of those categories as basic as soup and you can probably think of 10 launches; you think of toothpaste, I mean – that is another company I worked for – think of toothpaste and you look back at that category at what is going on there in 10 years and you think, "Oh, my god, the one main brand, Colgate toothpaste, has gone through I do not know how many extensions and changes and updates." The base brand is there, but there is a variety on the shelf that has incredibly extended.

Think about Molson Canadian, what news have we brought to this product. So we responded by tackling the price from that point of view because that is what was available to us. It is not the long term strategy as I have mentioned. We talked about the need for innovation and we want to drive these base brands by bringing news, keeping them fresh, driving the capacity to trade people up on price just by doing great basic marketing strategies, and that is what we did not do. And that is what we really have to do. And so I am answering, you know, and probably my own fault. I talked a little – probably too much about the pricing area because the real fun and value – and we shared with the Board today our plans for innovation over the next three fiscal years and showed that we did have a large funnel, we have varying products going through, we have a new process, a stage and gate process with – there are four gates to launch and we have varying number of products in each stage of the gate, and if you had asked me that 18 months ago, we would have had zero.

So I am all excited about the innovation, the news, the value creation that we can bring by bringing brand quality to Canadian and Export that did not exist over the last several years. So we will be able to price up for a stronger reason than competition did it; we will be able to price up because we are bringing improved value to the consumer. So I – you know you are right, I probably spent a – you know I have spent in the call too much time talking about this value situation and it is much more exciting to say, "Wow, when will we see your product pipeline?" Well, you will not, OK? We cannot show it; I mean we were asked by the Board today, "How are you keeping these things secret?" That is a great question because in our industry there tends to be a lot of communication, but there is really neat products in the pipeline by stepping up and doing it. And we just completed a major big priority study on which products to proceed with and how quickly to proceed and it shows some neat ideas for the future. And I would much rather talk about getting share gains by adding value to our current core brands than talking about price reductions, because it puts pressure on you, but I think the real value is that we are going to create value for our current core brands and enhance the overall brand equity. OK?

Keith Howlett: Yes, that is great. Thanks very much.

Dan O'Neill: Hey, sorry about that; I got on a little bit of a rant there, but I – but I looked at my – I just glanced through my notes as we were talking and I did not talk about the whole innovation and enhancement of brand equity through value creating programs and that is the thing that we are now doing which we never did.

Keith Howlett: No, that is great. Can I ask just one last question...

Dan O'Neill: Sure.

Keith Howlett: ... on international market evaluation both for exports and I think you were revisiting your...

Dan O'Neill: Yes, it is a great question. Yes. It is a great area for the US and what we are doing?

Keith Howlett: Yes, and you are revisiting your international...

Dan O'Neill: Yes, it is interesting. We have had – we have had the skeleton program put together, an overall outline of what we want to do. A couple of neat things have happened. One, from an export point of view, I mean this is a shocker for anybody who knows our company. You know we are the 12th largest brewer in the world and we are just in the initial stages of touching the program. It is not supposed to be completed – the full international and export study is not supposed to be completed until about September; it might go a little longer. But the interesting thing is we are number 12th largest brewer in the world and we are greater than number 100 in our export volume. Now that is a shocking number for everyone. OK? And you know that does not take into account the US. But you take that and you look and say your number, actual number is 143, I did not – but we are the 143rd exporter of beer around the world when you exclude the US, and we are the 12th largest brewer in the world. Well, what size of opportunity is that? How are you going to address that? When are you going to address that?

So when I look at here and say every time we prepare for a meeting or we finish a strategic plan "Oh, my god, we are so far behind we will never catch up." You know the number of opportunities and that export opportunity, how we are we going to address it, when are we going to address it, and we are. We are looking – we started a study and we are going to study the right liquid, the right label, the right product name and we are going to address this and go out and do it in at least three, probably four countries in varying pockets around the world. We will come back and know what the right liquid, what the package is, and man, we have got to get off our horses here and get going because there is a big opportunity. So that, you know, coming out of the work that we did to set up the areas of focus, we just touched on things to see is this a valuable area to go into? Well, that one is very rich. The other thing is we own the Carling brand and still in 95 countries. So some of the research we have done on the export business in talking to people, they are interested in the Carling brand in a couple of countries and that has been a dormant brand for us for several years. So you sit there and say, "Hmm, what is your export product? What is your liquid that you are looking at? What is the packaging?" So that is a whole area that – we are going to hire a couple of people and put better responsibility, more resources and try and nurture and make that area a little more – we think it is fertile, but with what, and what seeds do you plant is the big question. So it is pretty cool.

The other parts of the study, we are just laying out the groundwork, as I said. I have got a meeting, I think on the 15th of May, the 18th of May, to review the Session Number One, the first six weeks of work and to give guidance on where we go from there and I am quite looking forward to it. It is all about – well, export is obviously part of it - alliances, potential acquisitions, so it is pretty positive. It should be really fun.

Keith Howlett: That is great. Thanks very much.

Dan O'Neill: Thank you.

Brian Burden: Thank you.

Operator: Thank you. Our next question today comes from Pablo Zuanic with JP Morgan.

Pablo Zuanic: Hi, Dan. I got a couple of questions, but maybe just to follow up on the question before. You mentioned alliances and potential acquisitions. After your experience in Brazil, would another country in Latin America also be considered for an acquisition at some point?

Dan O'Neill: Pablo, you know, I do not want to say because I think I would be narrowing the study. We pride ourselves on being pretty objective in these areas, so we will go back, just like we did before; we will study the whole world and we will go from the world to the brands available and try to prioritize it. As you know, last time Kaiser came out as the one that we should go after and it seems – I know it sounds kind of like it could be BS, but it was the brand we talked about and we ended up buying. Yet we stumbled along – you know we did the Bavaria thing first, but actually Kaiser was the one we chose. So I do not want to narrow it any more. Looking at the world from a point of view of by country and potential and we will see where we go from there.

Pablo Zuanic: All right, thanks.

Dan O'Neill: OK.

Pablo Zuanic: Now in terms of – just to clarify, the like-for-like growth in Brazil was 17 percent down. I just want to clarify the number. And then can you just talk a bit about the channel and packaging mix. It just seems to me that the study initially was to move away from cans or reduce the reliance of cans in supermarket, and I am looking at that – the on- premise segment at 60 percent, it seems like on-premise segment has come down from last year. Has the channel and packaging mix moved against your original plan, if you can expand on that, Dan, please?

Dan O'Neill: The volume decline is 17.6 percent.

Pablo Zuanic: OK.

Dan O'Neill: OK? That is the number for us, OK? And overall, you are right from a strategic point of view; we wanted to and intended to and we did move away from cans as our volume. That is probably what drove a lot of our decline because we tried to walk away from that segment. I think we cannot walk away from that segment quite as quickly as we did. I have got some numbers here in front of me, Pablo, but it is – I would have to – to be able to answer your question, I would have to ask you to repeat it. Could you phone Danielle after and she will give you those specific numbers? I have it right in front of me and it will take her two minutes to do it.

Pablo Zuanic: No, that is fine. And then just to follow up then, you mentioned that despite the price increases by yourselves and AmBev, the price gap continues to be the same, which is good news, I mean you can close it later on.

Dan O'Neill: Yes.

Pablo Zuanic: But what about against the B brands, I mean have Schincariol and other brands followed you? If we talk about...

Dan O'Neill: Yes, I...

Pablo Zuanic: ... this is about the Schincariol first.

Dan O'Neill: Yes, Schincariol has actually, which was a big concern, but they did take a couple of price increases during the same time period. I do not know exactly the index of it, as the index changed from one or two points. But I think overall they – well I know overall they did follow us and they are out biggest concern in terms of – they are a pretty strong competitor in certain regions. So it is pretty positive to see that they followed and they did follow on cans as well, so that is good.

Pablo Zuanic: OK. And just the last question, when you mentioned in the case of Sao Paulo, you know there have been discussions but nothing has come out of the boardroom discussions, are you referring to discussions with Coca-Cola management already or you have not really started with them regarding Sao Paulo?

Dan O'Neill: Can you repeat the first part of the question? Sorry, Pablo.

Pablo Zuanic: You mentioned that in the case of Sao Paulo you had talked to the – that there had been discussions, but nothing or no action has come out of boardroom discussions. Have those discussions been with the Coca-Cola management already or you have not made them yet?

Dan O'Neill: No, we obviously, I mean Panamco coming in to be a major player and a major partner so I have spoken obviously to Paulo Saki, who is currently responsible for Panamco. Paulo has been a very good partner for us. But we have spun way too many wheels for way too long. So we have had a lot of conversation with Panamco's current ownership because I think the transition date is May 6th, their closing date, I am not sure.

Pablo Zuanic: Right.

Dan O'Neill: I think that is right. And we have also met with FEMSA a couple of times to share numbers and try to define a role going forward. So we met with both parties.

Pablo Zuanic: Right, right. When I was bit confused is when you mentioned that in two cases – there were three issues and two cases you were planning to move on, but then later you said that there were two that you were willing to work out. It just sounds to me like Spaipa and Panamco have been pronounced then, based on what you are saying. Am I making the right assumption?

Dan O'Neill: I am sorry, Spaipa and who have been...

Pablo Zuanic: And Panamco and Spaipa.

Dan O'Neill: Spaipa has done well.

Pablo Zuanic: OK.

Dan O'Neill: Spaipa has done extremely well. There are three that are hurting us, OK? And I guess I can say who they are because they know. It is obvious that Panamco is a big one. I just – Andina – we have not – and we have not really grown in their objectives. I actually said that but I think they are trying hard to do that. And then Norsa is another one and Norsa is where Parada, our ex-COO, just went to head up and make sure there is a priority in beer, and so that demonstrates that Norsa's very interested. It is not a matter of interest; it is really that the bottlers have been absolutely great from the point of view of commitment and interest. It is the know-how and hopefully with the new sales organization we are putting in place, the know-how comes with great experience in the beer business.

Pablo Zuanic: Right. And just last question. I mean, do you know that AmBev were trying to shoot to have direct distribution of about 50 percent of their volume. I assume they can afford that because of their scale. Is direct distribution for you guys an option for outside of the supermarket channel?

Dan O'Neill: We talked about direct distribution in our recent bottlers meeting last Tuesday. It is a concept that is not beyond us. No, we would look at it if the opportunity came along. You have got to remember one thing, and probably the time is now, there are a lot of idle distributors about with AmBev walking away to direct distribution, there are a lot of distributors out there who would die to keep working in the beer industry and who are very good. And they are talking to us all the time. So if we needed to go off, there are a couple of ways we could do it. We could get them directly, as I mentioned earlier, in a region where someone is not addressing the region very well, or we could hook up the distributor with the Coke bottler and say, "OK, in this zone, these guys will be it." There are a lot of ways to do it and we are clearly working on that.

Pablo Zuanic: OK, that is good. Thank you very much.

Dan O'Neill: Thanks a lot, Pablo. How long does this go on?

Operator: Thank you. Our next question today comes from James Black with TD Newcrest.

James Black: Hi. I was wondering if you could give us a sense of your EBIT growth in Canada and Brazil as far as expectations go. You talked about, at the Annual Investor Forum, about 15 percent EBIT growth in Brazil being the goal in fiscal '04. Is that still a reasonable number to look at?

Dan O'Neill: We do not want, going forward, to be giving out specific targets other than the 14.5 percent EBIT growth, but you are correct. In the meeting in Toronto, we did say that the EBIT growth in Brazil would be 15 percent. My point of view is that we want to stick to the 14.5 percent as a total company, the source of that depending on where it is. I mean if Brazil's situation keeps getting stronger from an economic point of view, there would be upside there. But I think the numbers – the 14.5 is a great forecast and that is where we would like to hang.

James Black: OK, thank you.

Dan O'Neill: Thanks very much. Just a question, can the operator tell us how many questions are on the line, please?

Operator: Yes, we have three remaining.

Dan O'Neill: Thank you.

Operator: And we will go next to Raymond Lai at Raymond James Canada.

Raymond Lai: Good afternoon. Just a quick question about Canada: just curious, my source indicates that during the fourth quarter that 12 share loss was evident in both Ontario and Western Canada, but towards the end of the quarter with the promotions coming in, that they are fairly effective in raising your share of your market share. You care to comment on that?

Dan O'Neill: Well, we did increase – in the last quarter?

Raymond Lai: Towards the last – the latter half of the quarter.

Dan O'Neill: The last – the latter half of the quarter, yes, we did improve. I mean there was a week in there that we got hit a bit because of a big price differential, but overall the quarter was good for us and the early signs of improvement are happening. I mean in itself, Molson Canadian nationally was up a full point from quarter three – or quarter four relative to quarter three. So we are starting to see some big improvements. And some are small. You know we always talk about the Rickard's brand and people will say, well, how is it going – it is little at 1.3 share. But you know it has been 0.8, 0.8, 0.9, 0.9, and it is up, so yes, there are some good signs coming out of quarter four, we started to feel a little better. The Ontario group was pretty beat up; they did not get a big chunk, and this is an important point actually, they did not get a big chunk of their annual bonus because of the share performance on the brands and actually we redesigned the next year and going forward bonus payment, putting a greater percentage of their bonus payment away from EVA. So before it was a 75/25 split basically, 75 percent EVA, 25 percent share. And you could walk away with a pile of money even if you lost market share.

We have changed that in all of Canada so that the individual working on Molson Canadian or a person working in the Molson Canadian group is now at a 50/50 split and so it has – it should have a much greater impact. We also put a new program in place for the selling organization, which is monitoring and paying them on a, same type of thing, 50/50 in some cases; it all depends on what level you are in the Company. But line of sight, closest line of sight is 50/50 and they are getting paid on cases and kegs as opposed to things that they do not control which was part of there. So we have really cleaned up the payments without taking the big focus away from EVA, but making the varying people in the organization much more closely tied to their own personal performance which is in the market share area.

Raymond Lai: OK. Just in Quebec/Atlantic performance has been strong. Can you give a bit more flavor as to what is driving that from an internal point of view?

Dan O'Neill: You know it is interesting because for about three years I have been saying annually that Quebec is a little bit, probably one year ahead of the rest of the Company in its core brand strategy. That segmentation analysis that I talked about in looking at partaking in each one of the segments, well Quebec had that, the one year prior to the rest of Canada and it implemented it. So they have been going at it for two years and really focused. They also have a longer – you know the marketing people have been there a little longer, but more importantly, the marketing people have a lot more beer experience. I think I personally erred on – when we were interviewing people at the beginning on the first part of my career here, we really went to traditional consumer goods people that were most familiar to me. We tended to give less focus on the beer experience and thank god you can look back and learn. We have really blended that. We have got great packaged goods people who now have a couple two, three years experience in the beer industry and then we brought in several real strong beer people. We brought in a trade marketing group which is new this year and is the interface between the marketing groups and sales. We did not have a trade marketing group and we brought back Dave Minnett who had worked for a company for several years and went off, and we brought him back in and he is right in the middle, understanding and playing an interface role. We brought in, as you know a couple of people from Sleeman and they bring the super premium experience. We actually brought in a person from Labatt who is working on the Bavaria brand for us. So we have really looked and sought out a combination of great packaged goods experience with a blend of very solid beer knowledge and it is really working. So it is hopefully going to pay dividends in Ontario/West and we have got to give them a little bit of time. They tended to join us in July, August, September of last summer and this is going to be the year where their plans really hit home. So it is positive. So Quebec has just been at it longer with the same people.

Raymond Lai: OK. Just two questions. Can you update us on past utilization in Brazil and Canada and as well, what adjustments have been made in the Brazilian compensation.

Dan O'Neill: Sorry, I did not understand the first part of the question.

Raymond Lai: Could you update us on the past utilization, the past utilization of your facilities in Canada and...

Dan O'Neill: Oh, utilization. I am sorry; it was really hard to hear you. I was thinking capitalization? And I did not understand what you were saying. Past utilization of the facilities in Brazil and Canada?

Raymond Lai: Yes.

Dan O'Neill: Well in Canada it is around it varies, but it is about – our average number we use is 73 percent. It is improving, but really, as our efficiencies get improved in Canada – and they are on this global benchmarking we did and the activities we have put in not only in investment but in process – we are seeing that that capacity utilization is harder to improve because we are performing better. So that is the positive right now. So the utilization is holding strong, but we are producing at a better rate. A quick example, a year ago, 18 months ago, when we put the new brewery – or the new lines out in BC, it took us about 18 months to get up to 70 percent efficiencies. In the brewery that we just put in, in Toronto, this week we are already in excess of 70 percent. So, and the guys in the line have been doing fabulously there.

The efficiencies in Brazil, I know a number, but I am not sure if it is accurate given some things that just happened over the last couple of weeks. So could we call you back on that?

Raymond Lai: Sure.

Dan O'Neill: OK, I apologize. I have a number but I am not sure if it is accurate.

Raymond Lai: OK. The last question was looking at the Brazilian operations, what changes have you made or will be making to the compensation down there in context of, I guess the adjusting the business line?

Dan O'Neill: The compensation in reflection of which?

Raymond Lai: I guess in context of some of the challenges you are obviously having in Brazil with the bottlers, how are you, I guess changing your internal compensation program...

Dan O'Neill: Well, the internal – I mean first and foremost, the bonus paid to the Brazilians into that organization is not up to anywhere near what it should have been or could have been relative to the going-in goals we set. So their payments were dramatically impacted by a number that was strong, but not where we thought it would be. But there are no other changes in – oh, I am sorry, yes, there is. Well, there is a major one with respect to EVA. I really did not understand your question, I am sorry; it has been a long week. We have actually put an EVA plan in place starting this year in Brazil. So we will really focus in on the returns and the return generation that we set out in the original acquisition. And they are well aware of it. I mean, just looking at the overall margins in Brazil and where we thought we would be and where we were and there are big amounts of money and opportunities to go forward and I think the first signs of that is this whole new hundred million and it is obviously driven by people who know they are going to get paid on an EVA basis next year and they want to get the returns up. Sorry about that.

Raymond Lai: Thank you.

Dan O'Neill: Thanks a lot.

Operator: Thank you. Now we will have a follow up question from Jim Durran.

Jim Durran: I will be brief. Pension expense; is there any pension expense in the quarter and what is the outlook for the new year?

Brian Burden: There is pension expense in the quarter, but it is not a large number. Let me just give you the answer to the second part of the question first. The pension expense for the year was 21 million. It goes up by about six million next year to 27 million. And so I think in the quarter it was about four million, I am not exactly sure. Yes, four million. Does that answer the full part of the question, Jim?

Jim Durran: Yes, it does, and thank you very much.

Brian Burden: Thank you.

Dan O'Neill: Thanks, Jim.

Operator: Thank you. And our final question today is a follow up question from Karim Salamatian.

Dan O'Neill: Karim, you asked the first and the last.

Karim Salamatian: All right, well I am going to let you off the hook; all my questions have been answered, so have a good weekend.

Dan O'Neill: Thank you, you get big points on that.

Brian Burden: Thank you.

Karim Salamatian: Take care.

Dan O'Neill: Thanks a lot.

Operator: And I will turn the conference back over to you for any closing or additional comments.

Dan O'Neill: Thank you.

Danielle Dagenais: OK, so before we sign off, let me just point out that the next call which will take place on July 29th. And I thank you now for joining us today.

Operator: That does conclude today's conference call. Thank you all for your participation.

END